As Filed with the Securities and Exchange Commission on October 9, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

DYADIC INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	45-0486747
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

140 Intracoastal Pointe Drive, Suite 404
Jupiter, Florida 33477
(Address of principal executive offices) (Zip Code)

(561) 743-8333
(Registrant’s telephone number, including area code)

Copies to:

Mark A. Emalfarb, CEO
Dyadic International, Inc.
140 Intracoastal Pointe Drive, Suite 404
Jupiter, FL 33477

Karen Dempsey, Esq.
Andrew Thorpe, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5700

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐	Smaller Reporting Company ☒
(Do not check if a smaller reporting company)

DYADIC INTERNATIONAL, INC.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

You should rely only on the information contained in this General Form for Registration of Securities on Form 10 (the “Registration Statement”) or to which we have referred you.  We have not authorized anyone to provide you with information that is different.

On the date of effectiveness of this Registration Statement we will become subject to the requirements of Regulation 13(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will be required to file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act. Our periodic and current report will be available on the website, www.dyadic.com, free of charge, as soon as reasonably practicable after such materials are filed with, or furnished to the U.S. Securities and Exchange Commission (the “SEC”).

As used in this Registration Statement, unless the context otherwise requires the terms “we,” “us,” “our,” “Dyadic” and the “Company” refer to Dyadic International, Inc., a Delaware corporation, and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information (other than historical facts) set forth in this Registration Statement contains forward-looking statements within the meaning of the Federal Securities Laws, which involve a number of risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements.  Forward-looking statements generally can be identified by use of the words “expect,” “should,” “intend,” “anticipate,” “will,” “project,” “may,” “might,” potential” or “continue” and other similar terms or variations of them or similar terminology.  Such forward-looking statements are included under Item 1.  “Business” and Item 2.  “Financial Information - Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  Dyadic cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such statements reflect the current views of our management with respect to our operations, results of operations and future financial performance. Forward-looking statements involve a number of risks, uncertainties or other factors within and/or beyond Dyadic’s control.  These factors include, but are not limited to, our ability to implement our strategic initiatives, our ability to execute and achieve our research and development objectives,  our ability to obtain new license agreements, our dependence on our licensees for research and development funding, milestones and royalties for the products and/or processes that utilize licensed rights, our ability to protect our proprietary information, trade secrets and file, maintain and defend our intellectual property, our ability to maintain uninterrupted access to toll manufacturing at the quantities needed and at a competitive cost structure, our ability to hire and maintain, as well as our reliance on qualified employees and professionals, economic, political and market conditions and price fluctuations, government and industry regulation, U.S. and global competition, upgrade financial staffing, implement and monitor internal controls, and comply with financial reporting requirements, and other factors.  We caution you that the foregoing list of important factors is not exclusive. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the events described under the caption “Risk Factors” and elsewhere in this Registration Statement could have a material adverse effect on our business, results of operations and financial condition.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Registration Statement to conform these statements to actual results or to changes in our expectations.

PART I

Item 1. Business

Overview

The biotechnology bottleneck

The genomic revolution has seen billions of dollars invested in technology to discover new genes, the building blocks that carry out instructions encoded in DNA. With the advent and maturation of high-throughput robotic sequencing technology, gene sequencing costs have been spiraling downward from $100 million to sequence a single genome in the early 2000s to approximately $1,000 today according to the U.S. National Human Genome Research Institute and the Nature International Weekly Journal of Science. Facilitated by the recent affordability of gene discovery, new genes along with their functions are being identified at a greatly accelerated pace. These genes have the potential for commercial applications in multi-billion dollar opportunities across diverse end markets:

•	Biofuels and bio-based chemicals – including bioethanol, biodiesel, renewable plastics and polymers as replacements for petroleum-based products and a variety of bio-based chemicals such as acrylic acid, succinic acid, butanediol, phthalate, solvents, and nutritious oils (e.g., omega 3)

•	Biopharmaceuticals – including therapeutic proteins, vaccines, monoclonal antibodies, biogenerics and other biologics used in the treatment of many diseases

•	Industrial – including enzymes that stonewash blue jeans; enable pulp & paper mills to operate more cleanly and efficiently; improve food production; create more nutritious animal feed; and aid in making beer, wine and fruit juice

Modern biotechnology has enabled the discovery of numerous next-generation enzymes and other proteins that are more effective, cost efficient and environmentally sustainable. The current bottleneck in commercializing these novel genes lies in the inability to develop and manufacture them economically at industrial scale.

Our solution

Dyadic has developed, optimized and successfully commercialized an industrially proven expression system that turns genes into a broad range of valuable products. At the heart of Dyadic's technology are specially engineered strains of the filamentous fungi Myceliophthora thermophila, which we brand as "C1.” The C1 Expression System overcomes many of the inadequacies of existing technologies used for gene discovery, product development and commercialization. Our patented and proprietary C1 Expression System is one of the few commercially available solutions able to take genes and develop highly scalable industrial processes to produce enzymes and other protein products. This fully programmable system is robust, flexible, and safe and has produced products in some of the largest fermenters used in the industry.

Based on Dyadic’s partnerships and licenses with BASF, Abengoa, Sanofi Pasteur, CIMV and others and work with leading researchers at Wageningen University, The Netherlands Organization of Applied Scientific Research, Moscow State University, Leiden University and the Technical University Münich, we believe that C1 is a well-recognized as a leading expression system in both academia and industry. It is well-recognized that the development of an expression system like C1 is an expensive and risky proposition that requires many years to overcome numerous scientific challenges. Thus, there is a high barrier of entry for competitors in this highly specialized technology sector.

Enzymes for biofuels and bio-based chemicals

Our C1-based enzyme technology is a critical element in the conversion of fibers from plant material (“biomass”) into second-generation cellulosic ethanol and a host of other high value bio-based fuels and chemicals such as butanol, polyurethane, acrylic acid, succinic acid, 1,4-butanediol, biopolymers, and phthalate. We believe that three key factors have enabled Dyadic to become a leader in this nascent industry:

·	Highly effective CMAX product line: Robust and tolerant to higher temperatures and pH, C1-based enzymes are particularly adept at converting various types of biomass into the fermentable sugars used to produce biofuels and bio-based chemicals

•	Agile, cost efficient research and development platform: Our C1 Expression System has a genome rich in plant-degrading enzymes, enabling researchers to analyze and select enzymes best suited for their targeted applications quickly and effectively

•	On-site manufacturing business model: By allowing our customers to produce enzymes under license on-site at biofuel refineries, versus centralized production of enzymes, we are able to pass along anticipated savings of 30-50% of operating costs to the customer

We believe the demand for plant-degrading enzymes will increase substantially, especially as the cellulosic ethanol industry gains traction as the first commercial-scale facilities set to come online in 2014.  McKinsey & Co., a management consultancy, projects worldwide cellulosic ethanol demand to be 20 billion gallons per year by 2020, which if realized we estimate would create an additional $5 billion market for lignocellulosic enzymes. While we expect that McKinsey’s target may be delayed beyond 2020, there remains a belief among many that the industry will grow rapidly. We provide our C1 technology to Abengoa Bioenergy (“Abengoa”) and Compagnie Industrielle de la Matière Végétale (“CIMV”), both pioneers and leaders in the emerging cellulosic ethanol industry.

•	Abengoa: Anticipated to begin operations at its 25 million gallon advanced biofuels plant in Hugoton, Kansas in the fourth quarter of 2014, Abengoa has reported that they will be using enzymes manufactured under its C1 Expression System license as they start up their Hugoton plant. We expect this facility to generate royalties for Dyadic by the end of 2014. This facility license milestone has been achieved in July and we received the milestone payment in September 2014.

•	CIMV: We recently entered into a collaboration with CIMV, a leader in developing innovative technologies to process biomass, to create an efficient, fully integrated system to produce environmentally low impact biofuels and bio-based chemicals. Dyadic anticipates supplying enzymes to CIMV’s planned 2015 demonstration plant and licensing its C1 technology for on-site production of enzymes at CIMV’s future commercial scale plants

A new way to make biopharmaceuticals

In 2012, biologics accounted for approximately 18% of total global spending on drugs and to reach an overall market revenue of over $169 billion by 2012, and expected to grow to over $220 billion by 2020 according to IMS Health, a leading healthcare market research company. According to Forbes, seven biologics have already achieved over $5 billion in peak year sales. However, biotechnology companies today are facing significant challenges in finding suitable systems to produce certain biologic drugs. Novel expression systems may offer significant advantages over the most commonly used production hosts (mammalian cells, bacteria, and yeast) such as lower manufacturing costs, more human-like or better controlled glycosylation of proteins, proper protein folding, and higher purity.

Expression systems based on filamentous fungi, like C1, may provide particular advantages over mammalian cell lines, such as faster cell line development, thereby reducing the initial drug development period. Further, fungal expression systems tend to offer a combination of high yields and shorter growth periods, promising significantly lower production costs. Downstream processing (“DSP”) is streamlined as well, since proteins are typically secreted and the product is easier to isolate and purify. Despite these advantages, filamentous fungal systems are not prevalent today as expression systems for biologics, as the genetic tools for engineering filamentous fungal hosts have historically not been developed to meet the needs of the pharmaceutical industry. We believe that the C1 system has the potential to overcome these challenges and dramatically reduce the cost and time to market for biologics. Given the progress we have already achieved, it is apparent that engineering the C1 Expression System for biologics represents a very lucrative, but risky opportunity that Dyadic has only just begun to pursue.

Our industrial enzyme business

Within Dyadic, we have successfully leveraged our technologies to develop an industrial enzymes business, with sales of $10 million to more than 35 countries in 2013. We believe that enzymes have particular advantages as biocatalysts and will increasingly replace existing chemicals and other technologies that are potentially more harmful to the environment or human body. According to Freedonia, a leading market research group, industrial enzymes represented a $5.1 billion market worldwide in 2012 and are expected to grow to $7 billion by 2017. Our current business selling proprietary enzyme products for the animal feed, pulp and paper, textiles, and food and beverage end-markets is well-positioned for expansion, and we expect substantial growth.  We are expanding our new product development pipeline of proprietary enzymes to compete against the limited number of competitors in the field that also have advanced technologies to commercialize large volumes of low cost industrial enzymes.

Scientific expertise and a pioneering management team

The rich history of Dyadic represents a microcosm of how modern biotechnology is revolutionizing science, medicine, agriculture, and engineering to improve how we feed, fuel, and heal the world. For Dyadic, the journey can be described as going from "jeans to genes”: pioneering the use of pumice stones to stonewash blue jeans in the early 1980s, shifting along with the industry to enzymes at the end of the decade, then beginning a new journey with the discovery of a filamentous fungal strain suitable for producing enzymes in the early 1990s. For the next two decades, Dyadic has built the knowledge, expertise, molecular tools, and technology needed to create and commercialize one of the world’s premiere gene expression systems. During development we identified two separate mutations: the first changed the morphology of our organism, resulting in high productivity and better growth conditions; and the second created our C1 White StrainTM, which allows for the production of purer enzymes. We believe our research and development ("R&D") laboratory, located in the Netherlands near the prestigious Wageningen University, is world class and we have some of the leading scientists and scientific advisors in the field. Dyadic today is still led by its pioneering founder, and its management team has a unique mix of established industry veterans and dynamic youth. We and/or our licensees and collaborators are currently engaged in some form of research with each of the leaders in industry and academia below.

Partnered with leaders in industry and academia

Dyadic has a number of prominent, global commercial partners and licensees of our technology that are leveraging the C1 Expression System across industries, markets, and continents. These partners and licensees are leaders in their respective markets and include Abengoa and CIMV in biofuels, BASF and a confidential animal feed partner in industrial enzymes, and Sanofi Pasteur (“Sanofi”) in vaccines. We are involved in nine innovative private-public programs funded by the European Union and the Dutch government in application areas ranging from cosmetics, algae-based products, bioplastics, baking, and paper waste and starch processing. These research partnerships provide many benefits including revenue to offset R&D costs, business development opportunities, and access to industry knowledge in related fields. Dyadic also enjoys strong, productive, and effective relationships with biotechnology research groups at prestigious institutions around the world, including the Scripps Research Institute, Wageningen University (The Netherlands), Moscow State University, The Netherlands Organization for Applied Scientific Research (TNO), and Bio-Technical Resources (BTR).

What Are Enzymes?

Enzymes are large biological molecules produced by all living cells. They are proteins that act as natural catalysts and are essential for the regulation of tens of thousands of biochemical functions performed by cells and organisms. Whenever one substance needs to be transformed into another, nature uses enzymes to initiate and accelerate the process and to make it more efficient. Everything from the conversion of sunlight and carbon dioxide to oxygen and energy by plants to the digestion and absorption of food requires enzymes.

Diverse with many applications

Microorganisms found in nature, mainly fungi and bacteria, produce thousands of different enzymes, including many commonly used in industrial processes. The key challenges for industry are to identify the ideal enzyme for a specific need, create an expression host that can produce that enzyme at high levels and high purity, and optimize the microorganism used to manufacture the enzyme for robust, reliable growth in a controlled, large-scale industrial fermentation system. Dyadic has achieved this with its C1 fungal expression system.

Nature has finely tuned enzymes to make them ideally suited to performing a particular function, and one function only. These unique proteins are highly specialized not only in what they do, but also under what conditions they will carry out their task. The combination of so many different types of enzymes available in nature and the availability of modern high throughput screening techniques to sort through gene libraries rapidly and efficiently creates an almost unlimited number of opportunities to discover and develop enzymes with desired properties across industries and multiple billion dollar markets. The C1 system may then be used to develop and produce these enzymes at high yields and low costs in commercial scale processes.

One of the earliest commercial applications of enzymes was in the food and beverage industry, where enzymes have long been used successfully in baking and brewing applications and in starch processing to ensure more consistent and safer production of high quality end-products. Another early application of enzymes was in the textiles industry, where amylases, proteases, cellulases, and other enzymes have been developed for use in the washing and finishing of various textiles. Currently, the markets for industrial enzymes encompass a large and diverse range of products, including animal feed, food (e.g., baking, dairy) and beverage (e.g., brewing, fruit juice, and wine production), textiles, pulp and paper, detergents and personal care products, biofuels and grain (starch) processing, and biopharmaceuticals.

An environmentally friendly alternative

An enzyme works much like a key opens a lock: when it finds the correct substrate, the molecule that fits within its active catalytic site, a specific biochemical reaction takes place. An important advantage of the specificity of enzymes is the absence of unexpected, unwanted side reactions that could disrupt industrial processes and generate undesired by-products. Therefore, enzymes can safely be added to many industrial processes to enable or speed up reactions or improve product yields. An enzyme that transforms starch into glucose, for example, will catalyze only that specific reaction, and no other material or process will be altered or affected. Further, as natural molecules, enzymes are completely biodegradable. When the biochemical reaction for which an enzyme is needed has finished, the enzyme can be disposed of in the process waste water. It will harmlessly degrade into its amino acid components, which may be reused to form a new protein. Industrial use of enzymes is truly a “green” alternative to many chemical processes used today.

What is a Protein Expression System?

“The expression system is not everything, but everything is nothing without a good expression system”

The DNA sequence of a gene encodes the information needed to make a protein. By transferring this gene into a host microorganism, a mini factory is created that produces the encoded proteins (an "expression host"). Every living cell is essentially an expression system, capable of producing hundreds of enzymes and other proteins. The gene for a desired protein may normally be present in an expression host (a homologous gene), or it can be inserted using molecular engineering (a heterologous gene). For the purposes of this document, we refer to an expression system as a microorganism or host cell line with the necessary molecular tools to enable recombinant engineering for the development and production of targeted enzymes and other proteins. Dyadic's C1 Expression System is built around its patented and proprietary filamentous fungal expression host Myceliophthora thermophila.

Finding the right gene that encodes for a specific enzyme of interest is a key challenge for Dyadic and the broader biotechnology industry. The process of using an expression system to develop a product requires several distinct phases that begin with gene discovery and end with the optimization and manufacturing of a protein product. This process, from beginning to end, typically takes between six months to two years, and sometimes even longer. While each phase presents technical challenges, Dyadic has developed the molecular tools and advanced technologies needed to meet these challenges and fine-tune each aspect of this process.

•	Gene Library Creation: At the heart of an expression system is the collection of genes and gene sequences available to be over-expressed by the microorganism. A gene library consists of genes with potential industrial utility that may be native to the expression host or have been collected from a variety of sources, including other organisms or environmental samples. Gene collections can number in the thousands or even millions. In addition to libraries of full-length genes are collections of DNA sequences that are being identified, synthesized, and catalogued at an accelerated rate. These gene fragments may serve a variety of functions, including acting as promoters to regulate gene expression, or producing cofactors that enhance enzyme activity. These genes and DNA sequence libraries provide a virtually untapped pool of new product opportunities waiting to be expressed. Dyadic has created its own proprietary gene library based on C1’s rich genome, as well as genes from other organisms.

•	Gene Discovery: Using advanced automation and robotic processing technology, the biotechnology industry can screen at a rapid rate for target enzymes or other proteins expressed by genes in their libraries during the gene discovery phase. Once an enzyme or protein with the desired activity and functional characteristics is identified, you can easily isolate the gene responsible for that activity.

•	Gene Expression: The goal of gene expression is to construct a microorganism capable of producing the protein encoded for by the gene selected during gene discovery. Transfer of the gene of interest into the host microorganism, if successful, typically results in levels of protein production too low for commercial use. Based on extensive experience and expertise, our scientists can apply a wide range of molecular biology techniques to increase expression in the best producing strains. Dyadic’s C1 Expression System includes several C1-based expression hosts and an extensive toolkit that has the potential to enable high levels of expression of genes present in nature.

•	Product Optimization: Once our scientists have achieved high levels of gene expression in a variety of production strains in the laboratory, they then work to improve production processes and make them even more productive. During fermentation process optimization, we adjust the culture media, nutrients, and environmental conditions to optimize growth of the production strain in large-scale bioreactors.

•	Manufacturing: Dyadic's C1 Expression System avoids the challenges involved in switching from a laboratory organism to a commercial production strain. The "one-stop shop" capabilities of C1-based expression hosts are highly prized. The ability to use a single organism in the lab and the factory significantly increases the probability of success for producing a commercially viable product from a gene library in a shorter time frame.

Our C1 Expression System

"The search for novel and/or improved industrial enzymes and enzyme production systems is intensifying as market demand increases. One such new system was developed based on a recently discovered fungal isolate, C1... The filamentous fungus C1 was developed into a mature technology and protein-production platform. C1's inherent richness of genes encoding industrially relevant enzymes and its high-producing characteristics have been a proven starting point for the development of different C1 strains producing enzymes and enzyme mixtures." - Industrial Biotechnology, June 2011

Figure 1 – The C1 Expression System turns DNA into products

The filamentous fungus Myceliophthora thermophila was isolated by Dyadic scientists in the early 1990s and christened C1. Classical ultraviolet light-induced experiments led to a mutation with beneficial morphological changes in the fungus, resulting in a high-yielding strain that exhibits a low viscosity profile when growing at high density. What began as experiments to identify and produce cellulase enzymes used for stonewashing blue jeans has led to the creation of a world class technology platform for producing all types of enzymes and proteins across several diverse multi-billion dollar markets. Significant milestones in the evolution of C1 have included the following:

•	1992: Discovery of the wild-type C1 strain

•	1995-96: Identification of the high cellulase (“HC”) C1 strain derived from mutagenesis experiments resulting in a morphological change in the fungus and over-expression of cellulase enzymes; especially advantageous initially for stonewashing denim and later modified to be used in converting cellulose and other lignocellulosic polymers to sugars for applications in the biofuels industry

•	2003: Dyadic established an R&D facility in The Netherlands (“Dyadic Netherlands” or “DNL”)

•	2005: Sequenced the C1 genome, enabling new gene discovery and facilitating targeted genetic modification

•	2005-08: Further developed the low cellulase C1 strain (the “White StrainTM”) using mutagenesis and gene knock-out and knock-in technology to shut down fungal production of the background enzymes and to minimize synthesis of proteases (enzymes that degrade proteins), while increasing enzyme and other protein productivity; allowing for genetic reprogramming of C1 and over-expression and secretion of highly pure enzymes of interest cost effectively and at commercial scale

•	2006: Abengoa invests in Dyadic with funds targeted for R&D of C1-based enzymes for second-generation biofuels and bio-based chemicals

•	2008: Licensed the C1 technology platform for use in biofuels and bio-based chemicals on a non-exclusive basis to Codexis in partnership with Shell

•	2009: Licensed the C1 technology platform for use in second-generation biofuels and bio-based chemicals on a non-exclusive basis to Abengoa

•	2011: Began collaborations to develop a vaccine with Sanofi and entered into a license agreement to develop an animal feed enzyme with a confidential leading animal nutrition company

•	2012: Expanded Abengoa’s non-exclusive rights for use in second-generation biofuels and bio-based chemicals, and first generation ethanol; began EU-funded Bio-Mimetic program with partners including Proctor & Gamble and CIMV

•	2013: Licensed the C1 technology for use in certain markets on a non-exclusive basis to BASF and expanded our Dutch research center

•	2014: Further breakthroughs with our White Strain in expressing heterologous genes at even higher levels; established new partnership with CIMV to develop second-generation biofuels; began and completed second funded biopharmaceutical project to determine the feasibility of developing a C1-based therapeutic protein for animal health, which has allowed us to identify scientific hurdles and evaluate next steps.

•	2014: Abengoa has reported that they will begin producing enzymes under its C1 Expression System license at their 25 million gallon advanced biofeuls plant in Hugoton, Kansas in the fourth quarter. Dyadic has received payment for the achivement of this license milestone in September 2014.

We are continually working to refine, enhance, and expand our patented and proprietary C1 technology. Together with our licensees, we continue to invest substantial dollars and resources toward improving the platform through further strain engineering and fermentation process optimization.

Advantages for turning genes into products

Selection of an expression system to create a product from a gene is a critical decision in a new product development process. Our C1 technology is a robust and versatile platform system that aids in de-risking and improves the productivity of the entire process, from genes to commercial products. Strengths of the C1 Expression System include:

•	Comprehensive molecular toolkit: Dyadic invested substantial time and resources early to develop a state-of-the art genetic toolkit for optimizing C1-based recombinant protein development and production. We can design C1 microorganisms that produce purer enzymes from our White Strain or versatile enzyme combinations from our high cellulase strain lineage. The toolkit encompasses a wide range of C1 host strains and gene promoters, techniques to knock out genes or increase gene copy number, and methods to enhance the secretion of enzymes and other protein products.

•	Easy to grow and highly scalable: Thanks to its unique morphology, C1 has very favorable fermentation properties; oxygen transfer and nutrient supply are not hampered by high viscosity, allowing for high yields at low production costs. Our C1 organism has been in commercial use since 1996 and has a long history of scale-up from lab fermenters to commercial-scale vessels. These attributes make C1 a "one-stop shop" for use in the lab and in commercial production, reducing product development time and the cost to deliver targeted products.

•	Versatile, commercially relevant genetic make-up: Since native, homologous genes are typically expressed at higher levels than are heterologous genes that derive from another organism, it is beneficial to start with an expression system that has a genome rich in the types of proteins targeted for industrial applications. In addition, homologous genes are likely to receive more lenient treatment with regard to regulations targeting genetically modified organisms (“GMOs”) in certain countries. The C1 genome has more than 200 potentially industrially relevant genes, including 9 times more polysaccharide monooxygenase enzyme-coding genes, nearly 3-fold more oxidoreductases, 4 times more cellulose binding domains, and more than 1.5-fold more cellulases than Trichoderma, the major competitive filamentous fungal expression system being used to develop and manufacture enzymes for use in the production of second-generation biofuels and bio-based chemicals.

•	High yields: Yields of protein from C1 are high, above 100 grams of protein per liter of fermentation broth when using the C1 high cellulase strains for biofuel applications. Using the White Strain, we have achieved up to 70 grams of protein per liter, of which up to 70-80% of the protein produced is the target protein. Recently, we have been able to achieve these results with both homologous and the more difficult heterologous genes. These results are quite unique in the biotech industry.

•	Robust proteins: Selection of an expression system can affect the attributes of the enzyme or protein produced. Enzymes and other proteins expressed from C1 are robust and exhibit activity at broad temperature and pH ranges, making them suitable for use in a broad range of applications.

•	Safe: C1 has a proven safety profile and has qualified for Generally Regarded as Safe (“GRAS”) status from the U.S. Food and Drug Administration (“FDA”). GRAS Notification letters are broadly recognized in the food and consumer products industries as the safety standard. Thorough testing showed the strain to be non-infectious and to produce no known toxins or mycotoxins.

•	Intellectual property: Unlike other commonly used fungal expression systems such as Aspergillus and Trichoderma, C1 technology enjoys greater freedom to operate for Dyadic and its licensees. Historically, there has been significant litigation between firms using Aspergillus and Trichoderma, where freedom to operate is less clear. In addition, all of Dyadic’s C1 licensees to date have a covenant not to sue against other users of C1.

The White Strain

We, our collaborators and licensees have had multiple technological breakthroughs recently in the ongoing development and optimization of the C1 Expression System. In particular, the development of the White Strain potentially offers us, our licensees and collaborators significant technological and commercial advantages, and we have focused on accelerating the development and commercial exploitation of this strain. The ability to produce purer enzymes and other proteins at high productivity has opened the door for the production of next-generation C1-based products in many industries including pharmaceutical, food, and animal nutrition and health. Many of our key third-party projects began within the last three years use the White Strain as the primary development host.  During the period between 2011 and 2014, we have increased the productivity of the White Strain approximately 12-fold.

Figure 2 – Generation-over-generation productivity improvements of the C1 White Strain

C1 White Strain productivity improvement (enzyme units/g)

First Generation Enzyme Activity/g
Second Generation Enzyme Activity/g
Third Generation Enzyme Activity/g
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30,000
20,000
10,000
0
Enzyme Units/g
0
20
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Fibrezyme®G4, a high performance cellulase enzyme launched by Dyadic, is an example of a product produced using the C1 White Strain. Fibrezyme®G4 enhances paper and textile quality: it softens denim and creates a stonewashed effect for the textile industry; it also restores fiber strength and increases inter-fiber bonding in paper-making applications. Fibrezyme®G4 was created by combining three genes with desired activities. Most of the products based on our new C1 White Strain technology are still in development and will not be ready for regulatory approval and commercial launch until 2017 or beyond.

Our Business Model

Dyadic's business model builds on three well-established sources of revenue and growth potential: proprietary enzyme sales, licensing and royalties, and third-party R&D. This strategy allows us to leverage our technology across a broad range of industries and application areas:

•	Proprietary enzyme sales – Dyadic manufactures enzymes using its proprietary and patented C1 and Trichoderma industrial strains and sells those enzymes in a variety of industrial markets, including animal feed, food and beverage, pulp and paper, and textiles. We have been producing and selling our own proprietary enzymes since 1994, and our global market now spans 35 countries to over 100 customers worldwide.

Our business plan focuses on expanding our distribution network, continued cost reductions, supply chain optimization efforts, and pursuing new opportunities for registration of our existing products. We will continue to build our sales and marketing leadership team with targeted additions in Europe, Asia, and the Americas. We are currently laying the groundwork for planned new product launches and related growth and expansion to accompany the anticipated White Strain-based product pipeline that will emerge in 2017 and beyond.

•	Licensing and royalty revenues – We license our C1 Expression System with leading companies worldwide, including BASF, Abengoa, Codexis and others. To date, these licenses have allowed us to realize more than $20 million in upfront revenues, in addition to the potential for future milestones, royalties, and in some cases possible payments for expansion of rights from our licensees. Our strategy to date has been to enter into non-exclusive licenses with leading companies that will use our technology in large markets. The non-exclusive nature of our licenses gives us total flexibility to enter into any kind of future collaboration, partnership or license with other parties.

Our on-site licensing model in the biofuels area is more specific, in that we expect to receive an upfront license to use our production strain to make enzymes at our licensee’s facility. For each new facility opened and strain transferred, we anticipate receiving a milestone payment. We anticipate a royalty, either per gallon of biofuel produced or, in the case of bio-based chemicals, per ton of biomass processed. Given our strong track record for improving the cost performance of our CMAX enzymes, we also plan to potentially follow-on the licenses with some of these partners by introducing new, upgraded strains over time and potentially share in the cost savings achieved.

•	Research and development revenues – Strategic R&D collaborations with industry leading partners are a potentially valuable source of revenues, and historically have been shown to lead to the signing of significant license agreements. Through these R&D partnerships and establishing a close and productive working relationship with major corporations we are able to demonstrate the value that the C1 Expression System can bring to their processes and product development goals.

Our competitive strengths

Dyadic has several key competitive advantages that we will continue to leverage as we expand the commercialization of our technology platform into a global industrial enzymes business:

•	C1 Expression System: Our C1 Expression System is an industry leading filamentous fungal platform for enzyme and other protein development and production, and one of only three types of industrially proven filamentous fungi being used for the commercial production of enzymes to meet the needs of second-generation biofuels and bio-based chemicals markets. The C1 Expression System is proven at commercial scale, programmable to produce both purer enzymes and enzyme mixtures tailored for specific applications, and capable of performing as a research or commercial production system; thereby potentially reducing both product development timelines and risk.

•	Freedom to operate within the framework of a strong patent portfolio: Having established a strong patent portfolio gives us wide freedom to operate using our C1 Expression System. This freedom to operate is rather unique with expression systems, as historically many of our competitors have faced challenges and litigation related to their use of systems based on Trichoderma, Aspergillus, and others.

•	Partnerships with leading companies: In each of our end markets, Dyadic enjoys strong partnerships with top-tier global companies: BASF and our confidential animal feed licensee in the industrial enzyme industry; Sanofi, a world leader in vaccines; and Abengoa and CIMV, pioneers in the development and commercialization of first generation as well as advanced biofuels. Our ability to build and maintain strong relationships with strategic partners and licensees has clear short-term and long-term benefits: increasing the probability of receiving future royalties; helping advance our technology and supporting our leadership position in the field; and providing credibility in negotiations and future dealings with other third parties.

•	Global industrial enzymes business: Our burgeoning industrial enzymes business is expected to provide a strong foundation for continued growth in revenues, profits, and market share. As we, our collaborators and licensees, develop new enzymes using the C1 platform, we have in place a well-established sales network to distribute our products in nearly all end-markets and major geographic regions.

•	State-of-the-art R&D capabilities: Our Dutch research team has a proven track record of developing industry leading products in a cost-effective manner and has been working with C1 for more than a decade. We have also partnered with some of the world's leading research institutions, including The Scripps Research Institute, Moscow State University, Wageningen Universiteit, TNO, Bio-Technical Resources, and BE-Basic Foundation.

•	Experienced management team: With founder and industry pioneer Mark Emalfarb at the helm, our management team has the scientific, business, and strategic experience and expertise needed to manage a successful and growing company. We have recently strengthened our team with the hiring of a new Chief Operating Officer, Chief Financial Officer, Board Member with substantial pharmaceutical experience, Head of European sales, and several leading scientists. Many of our scientists are leaders in their respective fields, and we have developed sophisticated capabilities to develop new products and improve our C1 platform.

Our Markets

We are leveraging the C1 Expression System to develop and manufacture enzymes and other proteins for a variety of end-markets. Currently we are mainly focusing our resources and efforts on three primary categories: (i) biofuels and bio-based chemicals; (ii) industrial enzymes including the animal feed, food and beverage, pulp and paper, and textiles end-markets; and (iii) biopharmaceuticals including vaccines, antibodies and other therapeutic proteins. We have a substantially different strategy with each end-market. For biofuels, one of the strategies that we have employed is to license our technology for on-site production of our enzymes. In the pharmaceutical world, we are focused on developing biologics through the preclinical phase. In the industrial enzyme markets, we have a hybrid model of both licensing and direct sales, depending on the specific product category. Through ongoing efforts to advance and broaden our evolving C1 technology platform, Dyadic is also focused on expanding our product offerings and partnerships into new markets.

Figure 3 – Dyadic’s strategy overview by end market

| | Cellulosic Sugars | Industrial Enzymes | Biopharmacuticals |
|---|---|---|---|
| End markets | Biofuels<br>Bio-based chemicals | Animal feed<br>Food & Beverage<br>Starch & Alcohol<br>Pulp & Paper<br>Textiles | Vaccines<br>Antibodies (e.g. mAb)<br>Therapeutic proteins<br>Biocatalysts for API |
| Market size | $5+ billion new enzymes in next decade | $5+ billion today | $90+ billion today |
| Partners & licensees | ABENGOA<br>CODEXIS / Shell<br>CIMV THE BIOREFINERY CONCEPT | BASF The Chemical Company<br> Market leading food and enzyme company<br> Major animal health & nutrition company<br> Leading animal health & nutrition company | sanofi pasteur<br>Preclinical drug development |
| Products | Alternafuel CMAX5<br>On-site licensing model | Enzyme sales to 35+ countries | |

Biofuels and bio-based chemicals

As the demand for energy, commodities, and materials derived from natural resources reach unprecedented levels, governments and consumers are seeking sustainable solutions and renewable resources to satisfy their needs and minimize the impact on the environment. Biofuels currently represent one of the most viable and consumer-friendly solutions available. First-generation fuels based on corn, rather than second-generation non-edible plant biomass, are already widely used in automobiles, trucks, and airplanes in the form of bioethanol, biodiesel, and biojet fuel. Since the infrastructure, retail outlets and consumer awareness, acceptance and support for renewable fuels has already been established with first-generation biofuels.

We believe that second-generation biofuels over time have the potential to be cheaper to produce than first-generation ethanol. Since non-edible plant biomass is much cheaper to grow per ton than corn, and there continues to be rapid reductions in cost of enzymes, production processes, and facility construction, second-generation biofuels are projected to become cost competitive. There are also innovative technologies such as those being commercialized by Abengoa and under development by companies such CIMV. Technology being developed by CIMV is expected to create pure lignin as a byproduct of the biofuel process, which could be sold as a raw material for the production of renewable plastic and may materially change the economics of second-generation biofuel production. In addition, using non-edible plant matter eliminates the “feed vs. fuel” dilemma of using corn or other edible crops for the production of ethanol.

In 2014, we are seeing the first commercial scale advanced biofuels plants coming online. Three are based in the United States, built by DuPont, POET/DSM, and our licensee Abengoa for an aggregate 80 million gallon per year capacity. We expect the next wave of second-generation biofuel plants to be built in Brazil, China, and elsewhere in Asia. The leading management consultancy McKinsey & Company expects the nascent cellulosic ethanol market to grow rapidly, projecting a global market of about 20 billion gallons per year by 2020. Based on these projections, we estimate the biofuels enzymes market to potentially be greater than $5 billion within the next decade.

In addition to biofuels, our enzymes can also be used in similar production processes that utilize fermentable sugars to create high-value bio-based chemicals efficiently at industrial scale. A growing number of technologies being developed and commercialized are expected to depend on access to sizeable volumes of affordable fermentable sugars created by applying C1 enzymes to plant biomass. Interest in bio-based chemicals is increasing and many technology companies have shifted their strategy from biofuels to produce bio-based chemicals, which address a wide and expanding range of multi-billion dollar markets such as polyurethane, acrylic acid, succinic acid, butanediol, biopolymers, phthalate, solvents, and nutritious oils (e.g., omega 3).

Dyadic's primary product for the biofuels and bio-based products market is AlternaFuel® CMAX™, a cocktail of enzymes that is now in its fifth generation, with CMAX5 expected to be introduced in late 2014. Produced by a single engineered C1 host organism, the CMAX liquid cellulase preparation includes a variety of carbohydrase enzymes capable of degrading various lignocellulosic biomass substrates, such as corn stover, wheat straw and sugar cane bagasse, all in one fermentation production run among our numerous competitive advantages in the biofuels and bio-based products markets, we emphasize the following:

•	Robust enzymes: Dyadic currently has a wide variety of well-characterized, engineered fungal C1 strains and enzymes, including CMAX, within our portfolio that enable the efficient conversion of multiple forms of non-food plant biomass into fermentable sugars.

•	Customization: We also have the capability and flexibility to develop highly customized enzyme solutions for diverse biomass feedstocks that are pretreated in different ways. C1 itself is feedstock agnostic and readily grows on a variety of biomass including agricultural residues and energy crops. Rather than focusing on the development of one product for every user and every application, we are committed to working with our commercial partners to create tailored solutions for their specific needs.

•	On-site licensing model: Dyadic has pioneered a business model that offers licensees the option to produce enzymes on-site at a biorefinery. We believe that 30-50% of the cost of delivered biofuel enzymes derives from downstream processing, stabilization, shipping, handling, and warehousing. On-site production avoids these costs. We are committed to ensuring our customers long-term cost control of their enzyme products and providing them with a more secure supply chain and reduced inventory requirements. In the on-site model, we anticipate to receive an upfront licensing fee, milestones and a royalty per gallon of ethanol produced using our C1 enzyme technology.

•	Lower development costs: C1's rich genetic make-up and reliability of scale-up from the lab to commercial production gives Dyadic and our licensees a potential competitive advantage by lowering overall product development costs and improving time to market. Our Dutch research team has a proven track record of developing leading products in a cost effective manner. Our scientists have been able to achieve significant improvements in the glucose conversion rates of our CMAX biofuel enzymes over the past 5 years, thereby lowering the doses needed and allowing us to realize an 80% cost reduction (Figure 4).

Figure 4 - Cost reduction of Dyadic CMAX-series enzymes over the past 5 years

We believe the performance expected from our CMAX enzymes which are in development is anticipated to be a critical factor for our customers' ability to produce biofuels and bio-based chemicals at costs over time that can be potentially competitive to first generation sugars and from oil.. Given the potential size of the market, and the leading status of our technology, we plan to continue to invest a sizable amount of our R&D budget in the CMAX biofuel and bio-based chemical program.

Industrial enzymes

Global demand for industrial enzymes totaled over $5 billion in 2013, with established markets in North America and Western Europe and high growth in the emerging markets of Asia, Latin America, Eastern Europe, and Africa. Developed regions with more mature markets are demonstrating relatively rapid uptake of new enzyme technologies to address environmental issues, increase productivity, reduce costs, and improve product value. Developing regions offer attractive long-term market growth opportunities. We divide our industrial enzyme markets into four primary segments: animal feed; food and beverage; pulp and paper; and textiles, as outlined below.

Animal Feed

With the continuous increase in the world's population, a critical target for enzyme additives is more efficient and environmentally friendly production and use of animal feed. Enzymes used as feed additives can unlock more of the nutrient value present in feed products and improve the digestibility and quality of animal feed. The result is more productive poultry, swine, and other livestock, more efficient farming operations, and less environmental waste and pollution.  Enzymes used in animal feed fall into two product families: phytases to degrade phytate, and enzymes to break down non-starch polysaccharides (“NSP”).

Phytase enzymes degrade the phytate found in plant-based ingredients, releasing phosphorus that would otherwise be unavailable. Based on research performed by the University of Guelph, indigestible phytate in animal feed accounts for 50-75% of the grain phosphorus. The use of phytase also facilitates the release of calcium and other nutrients.  Based on research published in World Poultry, use of phytase can save between $4.50 to $8 per feed ton by resolving phytate anti-nutrient effects that create lost performance. In addition to the economic benefit, phytase enzymes may be marketed as a “green” feed additive as they reduce the amount of polluting waste from feed. However, while a large market, we believe that phytase enzyme margins are less attractive than the NSP enzyme market, on which we have focused on to date.

Pioneered by research performed in the 1980s and 1990s by J.C. Mathers at the University of Newcastle, both academia and industry have well established the negative effects of NSP on nutrient digestibility and absorption.  Xylanase cocktails such as Dyadic’s Xylanase 2XP are tailored to break down NSPs into more digestible components. Liberating NSP xylans reduces the viscosity of the feed in the intestinal track in chickens and pigs, which allows for better uptake of nutrients and better accessibility of starch by the animal’s own enzymes. A 2014 research study by Texas A&M using Dyadic enzymes showed that enzyme supplementation in chicken feed allowed for a 5% reduction in required calorie intake, resulting in a substantial improvement in food conversion efficiency (“FCE”). Based on this study, our analysis shows that for less than 1 cent per animal, enzyme supplementation can potentially reduce total diet costs by as much as 17 to 26 cents. Egg-laying chickens also benefit from NSP enzyme supplementation of feed, which are shown to upgrade the nutritional value of small grains, making it possible to use increased amounts of sunflower, small grains, and grain byproducts as sources of protein and energy, removing the upper limit of their inclusion in animal feed. Based on current data, even with these reduced-cost diets, overall egg size is improved.

Research published on the Poultry Site estimated revenue from the global feed enzyme market was approximately $1.0 billion in 2013, of which approximately 55% are NSP enzymes and 45% phytases. MarketsandMarkets, a research group, expects the animal feed enzyme market to reach $1.2 billion by 2018. High growth has been driven both by advancements in enzyme technology and a rapidly increasing cost of commercially manufactured compound feed, which represents 60-70% or more of the total production cost per animal based on separate research studies performed by the Pork Industry Nutritional Efficiency Consortium and Wageningen University. Asia has had a particularly high growth in feed for poultry and swine, and we expect that market to continue to expand.

Our lead animal feed enzyme, Xylanase 2XP, the company’s largest product in overall sales, is a xylanase-based enzyme cocktail that also contains betaglucanase, cellulase and other beneficial enzymes that work in concert to optimize the available energy and protein of feed for chickens and swine. Registration of these products is ongoing in various countries worldwide and through a number of collaborations. Our key markets for the product are in Europe, the U.S., China and other parts of Asia.

In addition to our current product offerings, we are developing new, innovative products for animal feed applications. One example is a thermostable xylanase enzyme mixture native to C1 that retains a significant amount of its activity during the high temperature pelletizing process. Additionally, we plan to develop more efficient enzymes designed for use in animal feed products for specific diets in which effective enzymes are currently not commercially available or existing solutions are not cost efficient. These new products using the C1 White Strain will not be introduced for several years due to product development and registration timelines, but could have a very positive long-term impact on our animal feed enzyme business.

Food and Beverage

MarketsandMarkets, a global market research and consulting company based in Dallas, Texas, estimated that demand for enzymes in the food and beverages market was approximately $2 billion worldwide in 2013. In the food and beverage industries, manufacturers face increasing pressure to lower costs and reduce processing times while improving the overall quality of product processes and addressing ethical and health-related concerns. Key drivers in this sector will continue to be rising raw material prices, an emphasis on the nutritional benefits of foods and beverages, and emerging market growth. Enzymes offer significant benefits over traditional alternatives for meeting industry needs, and we believe they will play an increasingly important role across multiple end-markets. In the food and beverage end market, we focus on customers in the brewing, baking and starch & alcohol segments.

Brewing

Our enzymes can enhance brewing products and processes, helping to increase our customers' productivity and profitability. They can reduce the cost and improve the efficiency of brewing by contributing to greater flexibility in raw materials, reducing viscosity, and enabling more effective mashing, filtration, and other processes. We believe that our products have the potential to capture an increasing share of the MarketsandMarkets estimated $200 million global market for brewing enzymes.

It is well recognized in the brewing industry that the presence of NSPs, mainly beta glucans and xylans in cereal grains, can cause processing problems. Water-soluble NSPs increase the viscosity of the solution and block the filters used in production, thereby decreasing process efficiency. The addition of beta glucanase and xylanase enzymes to degrade these NSPs reduces the viscosity of the solution, resulting in cleaner filters and faster, more efficient production processes. Our BrewZyme product contains carbohydrases that improve the efficiency and productivity of filtering and lautering wort and enhance the conversion of poor quality barley to produce acceptable malts.

Amylase enzymes also have an important role in brewing applications. During brewing with high quality malt, endogenous enzymes (those already present in the process broth) degrade the starch of the malt into glucose, which is later fermented to ethanol. However, the use of lower quality malt results in incomplete starch degradation and ultimately less ethanol production. The addition of amylase enzymes to these types of malts improves starch degradation.

Baking

In the baking market, enzymes can improve product quality, extend product shelf-life, and help drive market growth by contributing to new product innovation. The total global enzymes market for baked goods is projected by MarketsandMarkets, a research organization, to increase from $430 million in 2013 to nearly $700 million in 2019.

We believe the applications and importance of enzymes will increase in this market as consumers demand more natural, nutritionally superior products that are free of chemical additives, stay fresher longer, and offer added health benefits. Consider, for example, the continuing trend toward increased consumption of whole wheat breads due to their health-promoting effects. Enzymes can play an important role in improving the quality of both whole wheat and white breads. They can help degrade the fibers in whole grain breads, enhancing the elasticity of the dough and resulting in larger, less dense loaves.  Enzymes such as amylases and xylanases are used in baking to change the structure of the starch and to improve dough qualities such as workability, stability, and uniformity of rising, and to extend the shelf-life of the product.  Baking enzymes can also enhance and stabilize the crumb structure and the volume, texture, and appearance of breads, cakes, pastries, and other baked goods.  Another advantage of enzymes is their ability to reduce the amount of acrylamide -- a carcinogenic compound -- that can form during baking when the amino acid asparagine reacts with sugars such as glucose or fructose at high temperatures.

In addition to amylases and xylanases, we are performing innovative research in conjunction with the Healthbread and Bakenzyme programs to uncover opportunities for the development of new enzymes to improve dough-making and dough quality, such as feruloyl esterases and oxidative enzymes. These enzymes can replace chemical oxidizing agents in dough and breads as processing aids to improve dough properties, increase production volume, extend freshness, and enhance end-product structure and appearance.

Starch and Alcohol

The starch industry is one of the longest-standing markets for enzymes within the food and beverage end-market, dating back to the use of glucoamylase in starch processing in the early 1960s. MarketsandMarkets estimates that the current $1.5 billion alcohol and starch enzyme market will grow annually by 7.9% from 2013 to over $2.2 billion by 2018. Enzymes enable the breakdown of starch into a wide variety of syrups and modified starches without the use of harsh chemicals.

In recent years, it has become increasingly popular to use xylanase or hemicellulase to facilitate conversion of wheat starch into fermentable sugars using industrial-scale liquefaction and saccharification processes. The use of enzymes to lower viscosity during the initial stages of starch conversion, during which long-chain glucose molecules are broken down, makes it possible to decrease overall processing times. Starch manufacturers benefit from additional cost savings, higher quality yield, and reliable production volumes from variable substrates. Our CeluStar XL product has demonstrated unique capabilities to reduce viscosity at very low enzyme doses. Based on the performance of CeluStar XL in application testing, we are now investing to expand our efforts in this end-market.

Pulp and Paper

Traditional manufacturing methods used in the pulp and paper industry depend on large amounts of water, energy, and chemicals for pulp bleaching. The use of enzymes such as xylanases and hemicellulases to break down wood polymers and make it easier to solubilize and remove the lignin component offers a cost-effective, environmentally friendly alternative to conventional chemical methods. Market research estimates the North American enzyme market for pulp and paper is well positioned for growth, and we believe the global market will grow substantially as the adoption rate at mills increases. Driving demand for pulp and paper enzymes will be rising paper raw material prices, interest in reducing the use of harsh chemicals and other methods with negative environmental implications, and growth in emerging markets. In particular, mills in China have a policy-driven interest in reducing their environmental impact. We are actively advancing our products and corporate capabilities to leverage this substantial market opportunity.

Over the past decade, we have demonstrated continued progress in successfully integrating our enzymatic treatments into the production processes of pulp and paper mills. Fibrezyme G4®, our flagship product for this application, has capabilities in bio-refining, bleach boosting, deinking, and waste water treatment. Our Fibrezyme products have demonstrated the ability to improve the efficiency of multiple different components of the pulp and paper manufacturing process, and in particular bleaching, refining, and drying of both virgin and recycled pulp. The drying process is an important target for enzymatic treatment as faster, more efficient drying can translate to reduced energy consumption and increased production rates. Our products also contribute to decreased dependence on virgin pulp by improving numerous steps involved in processing recycled pulp. In addition, our treatments can enhance several important features of pulp and paper products, including strength, brightness, and cleanliness.

Textiles

Dyadic helped pioneer the stonewashing process for denim first selling pumice stones followed by selling cellulase enzymes in the 1980s, and has enjoyed a long history of technology leadership in the textiles industry launching our first generation C1 neutral textile cellulase enzyme in 1996. Today, stonewashing of jeans still depend on cellulases, and the processing of many other textiles relies on a variety of enzymes that can alter fiber structure to soften leather, for example, or make fabrics stronger and more durable.  While the market for enzymes in the textile market remains sizable, we believe most products in this segment are characterized by lower margins.

We continue to help our customers gain a competitive advantage by offering quality enzyme products that facilitate more efficient and effective processing of a variety of textiles, decrease dependence on conventional chemicals and reduce consumption of natural resources which lead to lower overall production costs. Fibrezyme® G4, our newly launched next-generation C1 textile enzyme product operates under wide pH and temperature ranges, allowing for integration into a variety of potential textile manufacturing processes and other high-end niche markets within the textile industry.

Other Industrial Enzyme Markets

R&D leading to advanced biotechnological tools for gene discovery and protein engineering provides a wide variety of highly effective enzymes that have replaced and enhanced traditional chemical processes. These enzymes can now operate at a wider range of temperatures, pH levels, and manufacturing conditions, making them suitable in numerous industrial and consumer applications, including the detergents and nutraceuticals end-markets:

•	Detergents: For more than 30 years, enzymes have been used in detergents and household care items to degrade proteins that cause stains, such as grass or wine stains. Currently, enzymes are used in cleaning products to enhance cleaning ability, preventing color fading, and optimize performance at lower temperatures to improve energy efficiency. Biological enzymes products have a smaller environmental footprint than the oil-based and other non-renewable chemicals they are replacing, allowing manufacturers to offer consumers an alternative high performance product that is also more sustainable. Research group Koncept Analytics estimated the global demand for enzymes in the cleaning products market was approximately $750 million in 2012.

•	Nutraceuticals: Though still in its formative years, we are confident the nutraceuticals end-market will grow into a billion-dollar industry as consumers increasingly turn to nutraceuticals to prevent illness, manage chronic conditions, and achieve optimum health and wellness. We believe our integrated C1 technology platform will play a major role in delivering functionally superior, cost-effective new ingredients to manufacturers of dietary and herbal supplements and processed foods such as cereals, soups, and beverages.

Biopharmaceuticals

Perhaps nowhere is the need for novel expression systems greater than in the biopharmaceuticals industry, where recombinant protein therapeutics, monoclonal antibodies, biogenerics (biosimilars), and vaccines have long developmental timelines, high development costs, and face challenging safety and regulatory issues. The global market for therapeutics is projected by IMS Health to grow in excess of $220 billion by 2018.  At present there are hundreds of protein drug candidates that are in preclinical and clinical development. All of these biologics are made by transferring a target gene into an expression system and growing the host cells in industrial-scale bioreactors to produce commercial quantities of the recombinant proteins.

The demand is increasing for novel expression systems to overcome the shortcomings of the common production hosts used today (mammalian, bacterial, and yeast). The potential benefits of a new expression system include significantly lower manufacturing costs, better control of protein glycosylation and protein folding, and higher purity. The most commonly used expression system at present is Chinese Hamster Ovary (“CHO”) cells. Efforts to increase CHO cell productivity and prolong the life span of cells in culture have led to volumetric productivity greater than 5 grams per liter under conditions of controlled nutrient feeding. This is a fraction of the potential production capability of Dyadic’s C1 White Strain. In addition to productivity, C1 offers many other potential advantages:

•	Versatile genetic tools that enable efficient gene transfer with relatively short strain selection timelines

•	Effective in the expression of high value proteins derived from indigenous and heterologous genetic sources

•	Ability to secrete the expressed protein from host cells into the culture media, which significantly reduces the downstream processing costs

•	Analysis of proteins expressed by C1 shows less over-glycosylation compared to yeast which we believe has a structure potentially more amenable to humanization of the glycosylation pattern of mammalian proteins

•	Proven in commercial-scale production since 1996

•	The C1 White Strain can produce a single heterologous protein at a level of up to 50 grams per liter with high purity

•	Direct, linear scale-up from lab to commercial scale fermentation processes, potentially saving years of preclinical development time

•	Much lower cost raw materials used in manufacturing than those typically seen with CHO cells

However, CHO and other systems are well established and proven to be reliable. Further, about 70% of the recombinant biopharmaceuticals currently on the market or in development are glycosylated proteins and require the addition of various sugars to the expressed proteins, giving them their highly specific glycosylation patterns that confer unique properties and functionality. While C1’s glycosylation capabilities have been found to be more similar to human glycosylation than traditional yeast expression hosts, significant research will be required to access that segment of the market.

The pharmaceutical industry from time to time has experienced challenges expressing sufficient quantities of proteins needed to conduct clinical trials and/or to manufacture commercial quantities of certain proteins for sale into the market.  For example, when Sanofi was unable to produce sufficient quantities of a promising vaccine in the manner they desired using traditional biological expression systems they began to search for alternative expression systems to continue with their development of this vaccine. Our ongoing project with Sanofi in the area of vaccines began in 2011 and continues to be the cornerstone of our entry into the biopharmaceuticals industry. The goal of our partnership is to develop a procedure for transforming C1 to produce high yields of proteins for use in vaccine production. We have successfully demonstrated that C1 is able to produce two different types of vaccine components. This material has been tested, and initial findings indicated that further R&D and testing is necessary before Sanofi would decide to in-license the C1 Expression System for vaccine production. We have recently finalized an addendum to the agreement with Sanofi to their research and development program which has been signed by Dyadic and sent to Sanofi for their execution. We anticipate receiving the signed agreement in October 2014 prior to our scheduled kick-off meeting on October 22, 2014. We believe that when further modifications are made to our C1 expression system pharmaceutical companies may find C1, among the alternative, cutting-edge expression systems available, to be one of the most attractive because of its long track record in industrial enzyme applications, its robust growth and fermentation characteristics, and its ability to be readily programmed and easily scaled to produce large volumes of low cost proteins with lower capital costs than CHO and certain other expression systems being used by the pharmaceutical industry.

Generic Biopharmaceuticals

Another area of intense growth and an important strategic target for new expression systems is in the production of generic biopharmaceuticals, also known as biosimilars or biogenerics. For innovators developing novel biopharmaceuticals, unique expression systems provide protection against later competition from follow-on/biosimilar products. This is particularly relevant for products that are proprietary (involve trade secrets), have exclusive licensing, and have unique molecular properties (e.g., glycosylation patterns) that are hard to replicate using other systems. This appears to be an important factor in recent acquisitions and exclusive licensing of novel expression systems and related technology by many large pharmaceutical companies. For example, Merck acquired GlycoFi, which was developing a yeast expression system that can replicate human-like protein glycosylation, for $400 million. Numerous companies are pursuing biosimilar versions of blockbuster drugs that will go off patent within the next few years, including some of the leading monoclonal antibody-based therapeutics.

Follow-on biogeneric and biosimilar developers are also searching for superior expression systems to optimize the cost effectiveness of their manufacturing processes. These companies operate in a highly competitive environment. Biogeneric manufacturers have to compete against experienced and well-established innovators with world-class manufacturing facilities, well-developed revenue streams, and market dominance. Contrary to the expectations of many, biogenerics may not cost less than innovator products to manufacture, and innovators may be willing and able to undercut the price of follow-on protein drugs to maintain their market share.  Most innovators will already have a replacement product or portfolio of products for the same indication available by the time biogenerics would enter the picture, so they would have little to lose by competing against new entrants on the basis of price.

The prevailing opinion is that many follow-on proteins will likely be manufactured using novel expression systems and we are already seeing this with biogenerics. However, the regulatory environment for biogenerics continues to be somewhat uncertain, and it remains unclear how readily these products will receive approval for marketing. The manufacturing process still largely controls and defines biotech products (i.e., the process equals the product paradigm). Therefore, the use of a substantially different manufacturing process introduces the risk that regulators could consider a follow-on protein to be inherently dissimilar to the innovator product, leading them not to allow the comparative and abbreviated testing needed for approval.

Active Pharmaceutical Ingredients

A smaller, yet increasingly important sector of the market is the use of industrial enzymes as biocatalysts in the manufacturing of Active Pharmaceutical Ingredients (APIs). The overall API market was estimated at about $30 billion in 2011, and the number of small molecule APIs that rely on biocatalysis to drive their chemical synthesis reactions is rising rapidly. We are actively exploring opportunities in the API space.

Primary Strategic Partnerships and Licensees

BASF

On May 6, 2013, Dyadic entered into a non-exclusive worldwide research, development, and license agreement with BASF SE (BASF). Under the terms of the agreement, BASF will be able to apply Dyadic's C1 Expression System to the development, production, distribution, and sales of industrial enzymes in certain markets for a variety of applications. The agreement includes certain funding by BASF to support R&D at Dyadic's research center in The Netherlands, a non-refundable upfront license fee of $6 million dollars and various potential research milestone fees and royalties to be paid to Dyadic on product commercialization.  To date, BASF has funded the entire $6 million license fee and in excess of $800,000 in support of R&D which includes an initial milestone payment for certain agreed-to levels of expression achieved in such R&D program.

BASF has the freedom to develop, manufacture, and sell new products using C1 and to explore new business opportunities in a variety of markets, including animal nutrition. A major R&D project currently underway between Dyadic and BASF has been very successful to date, and we expect continued success with this and other future joint projects. We are confident and expect that this interactive partnership will drive continued collaboration and will have a long-lasting, beneficial impact on the industrial enzymes businesses of BASF and Dyadic.

Abengoa Bioenergy

Abengoa is the European market leader in corn-based ethanol production and the seventh largest corn-based ethanol producer in North America. On November 8, 2006, Abengoa acquired 2.14 million shares of Dyadic stock for $10 million to fund R&D for the development of enzymes used to degrade biomass for second-generation biofuel applications.

On February 18, 2009, Dyadic and Abengoa entered into a non-exclusive license agreement (the Abengoa License Agreement), which became effective on May 12, 2009. The agreement gave Abengoa access to certain patent rights and know-how owned by Dyadic related to use of the C1 Expression System for large-scale production of enzymes for use in manufacturing biofuels (including cellulosic ethanol and butanol), energy, and/or chemicals. The Abengoa License Agreement provides for facility fees and royalties to be paid to Dyadic on the commercialization of biofuels and other products that utilize our materials and technologies.

On April 23, 2012, the Abengoa License Agreement was amended and restated to provide Abengoa with additional rights, including worldwide rights to use Dyadic's C1 Expression System in the licensed fields. In addition, the amended agreement clarifies Abengoa's rights to sell enzymes produced using C1 technology to third parties for use in both first- and second- generation biorefining processes for the production of fuels, chemicals, and or/power. Abengoa paid Dyadic an additional $5.5 million non-refundable upfront license fee in exchange for the expanded rights. Dyadic will also receive additional payments, such as royalties, on the commercialization of biofuels and other products that utilize our C1 materials and technologies licensed to Abengoa. Abengoa will begin operations at its Hugoton, Kansas facility in the fourth quarter 2014. In connection with the facility start-up, a license milestone was achieved in July 2014 and we received the $500,000 payment in September 2014.

Dyadic's license agreement with biofuels pioneer Abengoa puts our C1 technology at the heart of one of the first commercial scale next-generation cellulosic ethanol facilities in the United States, which is scheduled to come online in the fourth quarter of 2014. Abengoa has built a biomass-to-ethanol biorefinery in Hugoton, Kansas with a capability of producing 25 million gallons per year of bioethanol for use primarily as transportation fuel and for electricity generation to power an on-site cogeneration plant. According to Abengoa, the Hugoton biorefinery will process nearly 350,000 tons of biomass annually; converting cellulosic feedstock from agricultural waste into renewable liquid fuel using Abengoa's proprietary technology and enzymes developed and manufactured using Dyadic's C1 system. Abengoa has reported that it has invested over $400 million in the design and construction of the Hugoton plant and nearly $1 billion over the past decade in the development of its cellulosic sugar platform, which includes their investment in further advancements made to the C1 technology licensed from Dyadic.

CIMV

In July 2014, Dyadic entered into a memorandum of understanding agreement to commercialize second-generation biofuels and bio-based chemical technology with CIMV.

CIMV’s patented approach for separating lignin from plant material prior to enzymatic processing creates Biolignin™, a pure form of lignin that may be sold commercially as an environmentally friendly alternative to petroleum-derived chemicals. The technology has garnered industry acclaim in winning the Pierre Potier Prize for Innovation in Chemistry and Frost & Sullivan's 2013 French Visionary Innovation Award. CIMV is a portfolio company of Pierson Capital, a leading developer of major infrastructure, transportation and energy programs in the emerging markets of Asia, Africa, and Latin America.

Under the memorandum of understanding, Dyadic and CIMV will work together to develop more efficient, fully integrated processes to produce environmentally low impact biofuels and bio-based chemicals.  Dyadic anticipates supplying enzymes to CIMV’s planned 2015 demonstration plant, and licensing its C1 technology for on-site production of enzymes at CIMV’s future commercial scale plants.

Sanofi Pasteur

Our ongoing project with Sanofi in the area of vaccines began in 2011 and continues to be the cornerstone of our entry into the biopharmaceuticals industry. The goal of our partnership is to develop a procedure for transforming C1 to produce high yields of proteins for use in vaccine production. We have successfully demonstrated that C1 is able to produce two different types of vaccine components. This material has been tested, and initial findings indicated that further R&D and testing is necessary before Sanofi would decide to in-license the C1 Expression System for vaccine production. We have recently finalized an addendum to the agreement with Sanofi to their research and development program which has been signed by Dyadic and sent to Sanofi for their execution. We anticipate receiving the signed agreement in October 2014 prior to our scheduled kick-off meeting on October 22, 2014.

Animal Feed Enzymes

In 2011 we entered into a license and R&D agreement with a leader in the animal feed enzymes industry. We can report that during the past three years we have been developing together with this licensee a next-generation enzyme product for sale into the animal nutrition industry. This product is expected to replace, to a great extent their current product, which they are a market leader in its segment, within the next two to four years, after appropriate regulatory registrations in various jurisdictions are complete. We are hopeful that the successful outcome of this project will lead to additional joint R&D agreements and other opportunities to collaborate in the animal feed enzymes industry.

Competition

We are leveraging our C1 Expression System and our non-GMO Trichoderma technology across multiple industries and numerous end-markets. To each we bring unique advantages and opportunities, and in each we face distinct competitive dynamics.

Industrial enzymes

Three major suppliers dominate the global industrial enzymes market: Novozymes, DuPont, and DSM. Novozymes is the market leader, with approximately 48% market share in 2013. DuPont, through its acquisition of Genencor (via Danisco), became the second largest producer, with approximately 20% of the market. In third place is DSM, with a market share of 6%. The remaining 26% of the market share represents companies such as BASF, AB Enzymes, Chr. Hansen, Adisseo, Alltech, and Dyadic. While a few of the major players have access to their own proprietary expression system, others do not or their expression systems are not meeting their anticipated needs and therefore we believe C1 offers those parties, and others who may be interested in entering this market an opportunity to work together with us to develop next generation enzyme products. Dyadic’s wide freedom to operate, non-exclusive license agreements and the potential for further licensing our C1 technology make us an attractive potential partner.

Biofuels and Bio-based Chemicals

We believe that our CMAX enzymes are one of the leading product offerings in the biofuels market, and our licensing agreement with Abengoa and collaboration with CIMV, both industry leaders, positions our C1 Expression System as a key component of the emerging commercial scale next-generation biofuels production processes. Hydrolysis of cellulosic biomass, driven by enzymatic catalysis, is a critical step in the production processes for biofuels or bio-based chemicals. Enzymatic hydrolysis can account for more than a third of the total operating costs of a biorefinery. Currently there are three leading enzymatic hydrolysis platforms: (i) C1, in use by Dyadic and its licensees; (ii) Trichoderma, in use by Novozymes, BP, DuPont, and Clariant/Süd Chemie; and (iii) DSM's technology. Test results performed by other industry leading bioenergy companies repeatedly demonstrate that, depending on certain variables, such as pH, temperature and the type of pre-treated biomass tested the C1-based enzymes when applied at equal protein loading have similar or better performance than the market leading Trichoderma-based enzymes.

Figure 5 – C1 is one of three leading enzyme platforms for second generation biofuels

Biopharmaceuticals

Our C1 Expression System has the potential to become a viable alternative to the current leading expression systems used in the biopharmaceuticals industry to produce vaccines, monoclonal antibodies, and other therapeutic proteins. C1 has several inherent benefits and competitive advantages compared to the industry standard expression systems for biologies such as CHO cells, Pichia, and E. coli, as detailed below:

•	Mammalian cells: Currently the preferred hosts for most complex protein therapeutics due mainly to their high compatibility with human glycosylation. They comprise 55% of the market, dominated by CHO cells. Disadvantages include the relatively long time for cell line development, unstable gene expression, and low protein yields.

•	Bacterial: Representing 40% of the market, bacteria such as E. coli produce toxic and pyrogenic cell wall components that may make them unsuitable for the production of pharmaceutical or food components. However, they are currently the easiest, cheapest, and quickest method for recombinant protein expression and are often used in laboratory settings.

•	Yeast: In contrast to bacteria, yeast does not produce potentially toxic and pyrogenic cell wall components. Further, the genetic tools for yeast development are advanced and enable continued engineering of new strains that may become more suitable than CHO cell lines. These benefits have allowed yeast to increase their market share to approximately 15%.

We believe that our C1 expression system has potential advantages against all three leading systems, as outlined below.

Figure 6 – Competitive advantages of the C1 Expression System compared to the leading pharmaceutical expression systems

	Competitor's Weaknesses	C1's Corresponding Strengths
CHO cells (Chinese hamster ovary)	• Takes a year or more to optimize fermentation process • Protein expression levels diminish over time • Contamination with mammalian viruses or mycoplasma a concern	• Linear scale-up • High throughput screening (“HTS”) using C1 potentially could speed up drug discovery and development • C1 is non-mammalian so no viral inactivation or validation is needed
Pichia[1] (yeast)	• Glycosylation can induce immunogenic response • Limited expression of eukaryotic proteins • Secretion levels of proteins from yeast cells can be lower than from fungal cells • High viscosity
•   Capable of intron processing (to remove unexpressed gene regions)
•   Able to express wide range of eukaryotic proteins
•   Near to human glycosylation anticipated after further glycoengineering
•   High expression levels

E. coli (bacteria)	• No intron splicing • No glycosylation • Cannot express antibodies • Target enzymes or other proteins may be insoluble (inclusion bodies) and are not secreted	• Capable of intron splicing • Human-like glycosylation anticipated after further glycoengineering • Potentially able to commercially express monoclonal antibodies • All targets are secreted

Intellectual Property

Our current patent portfolio includes 15 U.S. patents and 41 foreign patents for claims that cover the Dyadic C1 technology platform, and a total of 32 U.S. and foreign filed and pending patent applications. We believe this breadth and depth of established and pending patent coverage provides broad protection for Dyadic’s technology, products and commercial applications. We also rely heavily on trade secrets to protect our technologies. We review our intellectual property portfolio on an ongoing basis, and we from time to time file claims on new innovations and allow certain intellectual property rights to expire at our discretion.  Our remaining patents expire over periods ranging from 2 to 16 years from the date of this Registration Statement.

Our primary family of patents protects the commercial development and use of various C1 organisms, the C1 Expression System, certain C1 molecular tools such as promoters, as well as specific C1 genes and C1 enzymes among other IP. These patents comprise a comprehensive intellectual property portfolio that protects our C1 Expression System and the products derived from it. We believe this portfolio gives us wide freedom to operate with our C1 technology and requires that companies seeking to use our C1 organisms and molecular tools as a commercial expression system take a license to the C1 technology from Dyadic or in some cases a sub-license from our licensees.

We also have a family of patents that among other applications protect our use of enzymes and enzyme combinations in the biofuels and bio-based chemicals end-markets. These patents protect the compositions and methods of developing and producing novel enzymes and enzyme combinations that efficiently convert various sources of plant biomass (e.g., corn stover, wheat straw, and bagasse) to the fermentable sugars used in the production of advanced biofuels and bio-based chemicals.  These claims cover the production of enzymes using Dyadic's C1 Expression System, as well as in some circumstances a wide variety of additional production methods that rely on the use of bacteria, yeast, algae, other fungi, and plants.

In addition, we have a series of valuable patents that protect our ability to use C1 and certain other filamentous fungi for high throughput screening (“HTS”) of gene libraries. HTS is an important, broadly applied process in industrial biotechnology and the pharmaceuticals industry to identify and optimize new and improved enzymes and other protein products. Sorting through large gene libraries can be a very tedious and time and resource consuming process. Methods described in our patents may allow us and our licensees the potential to use advanced automation and robotics to screen gene libraries more rapidly and effectively, shortening development timelines and accelerating scale-up to commercial production. While we originally designed these HTS processes for use with our proprietary C1 Expression System, we believe they have the potential for broad application within the industry and may offer Dyadic an additional opportunity to license our filamentous fungal HTS technology.

Research and Development Capabilities and Collaborations

Internal Research and Development Capabilities

Dyadic’s philosophy is to utilize the best researchers globally to further our C1 Expression System technology, whether through internal R&D efforts or collaborations with third parties. Dyadic has leveraged a number of strong research partnerships since discovering C1 in the early 1990’s and many of these partners have been working with the Company since the 1990s.  These collaborations are in the form of joint projects funded by third projects, consulting agreements or fee-for-service where Dyadic is the customer.  We and/or our licensees and collaborators are currently engaged in some form of research with each of the following institutions discussed below.

As of June 30, 2014, Dyadic had 32 employees dedicated to R&D.  We expect to spend 10-15% of our non-licensing revenue on internal R&D-related activities to develop our own product and make improvements to the C1 Expression System. We anticipate that our R&D expenditures will further increase as we explore and embark upon new R&D to further improve our technologies and focus on certain applications for which we believe we may be able to apply our C1 and other technologies.

Most of our R&D activities take place at Dyadic's primary research facility in Wageningen, The Netherlands. A major expansion of the research facility was completed during 2013-2014, which allowed us to close our small laboratory in North Carolina. The expansion included a significant increase in floor space, installation of a wide range of state-of-the-art research equipment including a new fermentation lab, and a 40% increase in our scientific staff.

R&D Collaborations

Wageningen University

DNL is located near Wageningen University, a leading research institution that is often ranked as the #1 life sciences university in Continental Europe by Times Higher Education (THE). Dyadic benefits from our proximity to and close working relationship with the University in many ways: access to key technical support; a ready supply of well-trained scientists and interns; aid in attracting government-funded projects; and a variety of less tangible benefits from our ongoing interactions.

The Scripps Research Institute (Scripps Florida)

Scripps is one of the world's largest and most reputable biomedical research organizations. Dr. Richard Lerner, former president of Scripps previously served as the chairman of Dyadic's Scientific Advisory Board.  The Institute performed the first automated annotation of the C1 genome, allowing identification of key metabolic functions that influence gene expression and facilitating the use of advanced molecular engineering and genetic technologies. It re-annotated the genome in 2009-2010, providing us with new information about C1 genetics that enabled us to improve the C1 technology platform, increase yields, pursue new product candidates, and explore new markets and applications.

Moscow State University

In our longest-running research partnership we work primarily with experts in industrial enzymology at the University's Division of Chemical Enzymology, as well as with microbiology experts at the Russian Academy of Sciences. This collaboration dates back to 1992, when we initiated the joint development of Dyadic's first enzyme product, an acid cellulase produced from Trichoderma, which we commercialized two years later. At that time we also commissioned the Moscow State University to begin the search for a new expression system for the development and production of enzymes. A search through thousands of microorganisms led to their discovery of the C1 wild-type strain.

The Netherlands Organization (TNO)

TNO Quality of Life is a Dutch government-sponsored contract research organization and one of the institutes comprising TNO for Applied Scientific Research. We have worked with TNO since 1998 on a variety of development programs. Their scientists are widely recognized as leaders in the fields of fungal genetics and molecular biology, and we benefit from their continued guidance on state-of-the-art techniques for regulating gene expression, performing gene knock-outs, and improving gene discovery. We enjoy a very close relationship with TNO and, from 2002-2007, our R&D lab was located within the TNO facility, until we outgrew the shared space and established our own stand-alone research center in Wageningen.

Bio-Technical Resources (BTR)

Wisconsin-based BTR, a division of Arkion Life Sciences, is a contract research organization with expertise in areas of strain and process development for fermentation of microbial products. Dyadic, and some of our licensees, have worked with BTR since 1995 on a variety of development programs, including the production of several commercial enzyme products and processes using C1.

Public-private Research Partnerships

Dyadic benefits in many ways from our involvement in nine public-private research partnerships funded by the European Union and other governments, including from revenue to offset R&D costs, potential business development opportunities with partners, ways to accelerate progression of the C1 technology platform, and access to industry knowledge in related fields.

OPTIBIOCAT

OPTIBIOCAT is an EU-funded project developing biocatalytic enzymes to replace the chemicals currently used to produce antioxidants for the cosmetics industry, thereby providing a "greener" more environmentally friendly and potentially more cost-effective solution. We are using both our proprietary C1 enzyme library and our patented C1 Expression System to produce the targeted enzymes. In addition, the project will implement strain improvement and fermentation optimization strategies to reduce production costs and allow for industrial scale production. Our C1 platform will be a key enabling technology in this large consortium-based effort that began in December 2013 and is scheduled for completion by December 2017.

Bakenzyme

The Bakenzyme project seeks to develop more pure and widely applicable enzyme products for the baking industry to improve dough and bread structures. Most currently available enzyme products have unwanted side activities that can negative affect bread quality. Our C1 technology can produce new, dedicated, and relatively pure enzyme products that will improve dough and bread quality and enhance its nutritional value by increasing the bioavailability of health-promoting nutrients naturally present in flour.  The program began in January 2014 and is scheduled to last through July 2016.

Healthbread

The EU-funded Healthbread project supports a collaboration with several large baking companies to develop enzymes that improve the bioavailability of nutrients in breads. Specifically, the goal is to develop dry processing (milling) technologies to produce wheat fractions, thereby improving the bioaccessibility of bioactive compounds in these wheat fractions during wet processing (fermentation) using enzymes and microbes.  The aim of this two-year project ending in October 2014 is to produce breads and other baked goods with improved nutritional and product qualities, including greater bioavailability of fiber, vitamins, minerals, and other micronutrients. Our role in the project has been to screen a variety of C1 enzymes on whole grain flour and wheat bran to evaluate their activity and, in particular their ability to increase levels of ferulic acid. We are in the process of expressing and analyzing target enzymes in the C1 White Strain.

Miracles and AlgaeParc programs

We are involved in two algae-focused projects: the EU-funded Miracles program and the Dutch-funded AlgaeParc Biorefinery, both of which began in November 2013 and are scheduled for completion in November 2017. A great deal of R&D investment is being focused on microalgae as a promising renewable feedstock for manufacturing commodity and specialty products for a variety of food and non-food end-markets. In the food and cosmetics industries demand is growing rapidly for using algae to produce high value compounds such as lipids and proteins, and new, more effective, lower cost methods are needed to release these compounds from the algae biomass, which has been an ongoing challenge. Enzymes, which can weaken algae cell walls, may offer a low-cost solution to existing techniques that involve pressing algae, resulting in lower energy input and higher yields for lipid extraction. We are involved in the development and production of dedicated enzymes to enable and/or improve extraction of high value compounds from algae.

Bio-Mimetic

Bio-Mimetic is an EU-funded project to develop enzymes for the production of high value compounds from lignin. Our partners include Procter & Gamble and France-based CIMV, a pioneer in the development of lignin biorefineries. We believe that lignin can be converted efficiently and cost-effectively into high value, sustainable commercial products such as adhesives, detergents, and cosmetics. Lignin is a complex polymer of aromatic alcohols that is present in large amounts in plant cell walls. At present, its main use is as an energy source through burning. Enzymatic degradation of lignin produces small aromatic molecules that can then be used to make chemicals, such as adhesives that mimic many of the same efficient attachment mechanisms found in nature (e.g., the attachment processes used by marine organisms). This project began in July 2012 and is schedule to continue through June 2015

Chit4Value

We are pursuing this 48-month long Dutch-funded project in partnership with Wageningen University. The goal is to convert chitin, one of the world's largest organic waste streams, into valuable compounds. Chitin is present in the cell walls of fungi, for example, and is a component of the exoskeletons of insects, spiders, crabs, lobsters, and shrimp (with shrimp shells being an especially large waste stream that is rich in chitin). This project is evaluating C1 chitinase enzymes for their effectiveness in degrading chitin to monomers that can be used as starting materials for commercial polyamide production. The project is scheduled to complete in 2017.

DISCOX

DISCOX is a Dutch-funded project in partnership with AVEBE, a leading starch producer, to develop enzymes that oxidize starch for non-food applications. Oxidative enzymes play a major role in the natural degradation of wood and other plant debris, and this project aims to produce new oxidative enzymes and evaluate their commercial potential for converting starch into useful materials. The project began in April 2013 and is scheduled to last for 48 months.

Parenco

This Dutch-funded project in partnership with Parenco, a paper mill, and the HAN University, focuses on the conversion of paper waste streams into valuable products, with the ultimate goal being the creation of a consortium that will develop a demonstration biorefinery at the site of the Parenco plant. The aim for this facility is optimal utilization of alternative lignocellulosic raw materials and residues from the region, and conversion into fiber raw materials for the production of paper, polymers, and chemicals. This 16-month project began in July 2013. We have applied for various public-private research programs that are pending acceptance. If accepted the parties to the program will be notified of acceptance and funding.

Regulatory Environment

Dyadic’s current industrial enzyme food & feed products do not require FDA approval and none of Dyadic’s current food & feed industrial enzyme products have received FDA approval other than as indicated below as to the C1 generally regarded as safe (GRAS) notice.  Dyadic's current food enzymes comply with Food Chemicals Codex (FCC) and Joint FAO/WHO Committee on Food Additives (JECFA) guidelines for enzymes used as food processing aids.

Dyadic’s current food enzymes are produced from non GMO Trichoderma and are recognized as GRAS by self-affirmation or by notice to the FDA in accordance with the FDA's regulations in Title 21 of the Code of Federal Regulations (21 CFR).
Dyadic also buys & sells food enzymes, produced by other enzyme companies which are produced from non GMO organisms and are also recognized as GRAS by self-affirmation or by notice to the FDA in accordance with the FDA's regulations in 21 CFR.
Additionally, in regards to Dyadic’s C1 technology platform to date, Dyadic has received a FDA Agency Response Letter GRAS Notice No. GRN 000292.   The subject of the notice is cellulase enzyme preparation derived from a genetically modified strain of Myceliophthora thermophila (cellulase enzyme preparation).  The notice informs the Company that the FDA had no questions regarding our conclusion that the cellulase enzyme preparation is GRAS, through scientific procedures, for use as an enzyme in the production of wine, beer and fruit juices.

We develop products derived from both GMO and non-GMOs that are subject to regulation by federal, state, local, and foreign governmental agencies. Some of our existing products required U.S. FDA approval, and we will need FDA approval for most if not all of our future products in the U.S. In addition, European countries have regulations regarding the development, production, and marketing of products from GMOs, and these are generally more restrictive than present U.S. regulations. The European Union is attempting to replace country-by-country regulatory procedures with a consistent EU regulatory standard, though some country-by-country regulatory oversight will likely remain. Some other regions of the world accept either a U.S. or European clearance together with a filing of associated data and information for their review of a new biologically derived enzyme product. However, other jurisdictions do not accept U.S. or EU clearance and have their own specific rules with which we must comply. Our licensees are also subject to the rules of the U.S., EU, and other countries. We currently have no products pending regulatory review with the FDA or a similar regulatory body in the EU or elsewhere.

In the U.S., our biofuels business is the beneficiary of the Federal Renewable Fuel Standard (RFS), a program established and administered by the Environmental Protection Agency (EPA). With the RFS, the EPA set renewable fuels volume mandates for automotive fuels in the U.S. While the program is not a direct subsidy, the guaranteed market created by the RFS is expected to stimulate growth of the biofuels industry and to raise prices above where they would have been in the absence of the mandate. The RFS has been modified since its establishment under the U.S. Energy Policy Act of 2005, and it is currently under evaluation again. Further changes to the RFS may negatively affect our biofuels business and our licensees in the U.S. biofuels industry, such as Abengoa.

For further discussion on our regulatory environment, see "Risk Factors that May Affect Future Results – Regulations may limit or impair our ability to sell genetically engineered products in the future."

Customers

Our customers for our industrial enzymes are primarily distributors, enzyme formulators, and other value-added resellers. Of Dyadic's approximately 100 customers, our top 10 industrial enzyme customers represented 66%, 69%, and 71% of our sales in the years ending December 31, 2011, 2012, and 2013, respectively.  For the six months ended June 30, 2013 and 2014, the top 10 industrial enzyme customers represented 71% and 66%, respectively. Europe, our largest market, represented 57% of industrial enzyme sales in the first six months of 2014, while the Americas represented 31% and Asia represented 12%.  In general, we have seen the strongest growth in Europe, where we have gained recent registrations with key customers. While these customers each buy from several enzyme suppliers, we believe that the time and resources our customers have spent evaluating and registering our products are driving strong growth in our key existing accounts.

Our main technology licensees have been Abengoa, BASF, Codexis, and the animal nutrition company described above, and we have received significant licensing payments from each over the past several years as well as in some cases additional R&D funding. We expect that Abengoa, BASF, CIMV, the animal nutrition licensee and our other current partners will provide us with recurring royalties and/or R&D revenues in the future.

Funded third-party R&D represented 20%, 23%, and 12% of total revenue, excluding license fee revenue, in the years ending December 31, 2011, 2012, and 2013, respectively, and 19% in the six months ending June 30, 2014. Our government-funded private-public research projects accounted for 32%, 15% and 21% of funded R&D in the years ending December 31, 2011, 2012, and 2013, respectively, and 34% in the six months ending June 30, 2014. We expect government-funded projects to continue to play a meaningful role in our business on an ongoing basis. In addition to generating revenue, these public-private projects promote innovation and function as a catalyst for growth with potential new products, platform improvement and relationships with industry leaders.

Manufacturing

Our commercial scale production processes generally involve conventional types of fermentation equipment and raw materials for use with both our C1 engineered strains and the non-GMO Trichoderma strains we rely on to produce large volumes of industrial enzymes. We continue to develop and optimize these processes in collaboration with our manufacturing partners and licensees. Dyadic does not own enzyme manufacturing facilities; instead we currently are utilizing contract manufacturing companies such as ENMEX S.A. de C.V. for substantially all our current commercial enzyme product manufacturing. We have worked continuously with this contract manufacturer to produce commercial enzymes since 2008 and our relationship is governed by several key points:

•	Dyadic owns the technology associated with the production strains and enzymes produced
•	Our toll manufacturer produces enzymes for Dyadic using its fermentation tanks and downstream processing equipment according to our process protocols and specifications
•	The toll manufacturer operates its plant under Current Good Manufacturing Practices (cGMPs), producing our enzyme products for use as food processing aids and as supplements to animal feed
•	The manufacturing facility maintains Kosher and Halal certification, important for the animal feed and food enzyme markets
•	The toll manufacturer maintains ISO 9001:2000 status for its Quality Management Systems as they relate to enzyme production and distribution

In addition to controlling the manufacturing process, our applications lab in Jupiter, Florida also provides quality controls and assurances to comply with regulatory and statutory requirements when necessary. Our verbal agreement has not required a minimum purchase or quantity and can be cancelled at the discretion of either party with proper notice. We believe that our current production capacity is adequate for both our present needs and our anticipated requirements for the next several years.

We continuously monitor the production and manufacturing capabilities of our partner. In addition, we have identified several potential alternative manufacturing sites that potentially could be engaged should we have the need for additional production capacity, or if we were to encounter a supply disruption with our toll manufacturer. However, more than likely we would have some disruption to our business if this were to happen abruptly.

Sales and Marketing

Our business-to-business model of selling primarily to distributors and formulators allows us to maintain a relatively small sales team. We have a Vice President of Sales and Marketing located in our Jupiter, FL, headquarters. In addition, six salespeople work remotely in Hong Kong, The Netherlands, Germany, Brazil, North Carolina, and Minnesota. Our experienced sales team works closely with practice leaders with industry expertise in each of our end-markets, including animal feed (U.S.), food and beverage (Europe) and textiles (Asia). We are planning to expand our sales team from five to eight team members in 2014/2015.

Legal Proceedings

We are currently engaged in litigation as plaintiff with three former professional service providers and three individuals from these service providers. In 2009, we filed suit against our professional service providers in connection with events related to alleged improprieties at our former Asian subsidiaries, which we abandoned in May 2007. Jenkins & Gilchrist, P.C., one of the defendants, settled with us for $525,000 on August 8, 2012. Claims against the remaining defendants are still pending and we are seeking monetary damages.  The court ordered mediation is currently scheduled for November 10th and 11th, 2014. On September 23, 2014, the court entered orders denying all defense motions for summary judgment that had been heard by the court by that date and granting our request to not allow the defendants to claim a particular affirmative defense to our claims. The court has not yet set a trial date for 2015. If the case is not settled, we anticipate it will go to trial in 2015. Please see the section "Item 8 – Legal Proceedings” for additional details.

Employees

As of June 30, 2014, we had 52 employees, 32 of whom were primarily engaged in R&D activities. Our workforce includes 30 employees with a Ph.D. or other graduate degree. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Facilities

We lease approximately 18,000 square feet of space between one facility in Wageningen, The Netherlands (9,375 sq. ft.) and two facilities in Jupiter, Florida (8,372 sq. ft.). Our primary R&D facility is purposefully located in proximity to the University of Wageningen, a preeminent research institution, which provides us with access to market expertise and a rich talent pool. We recently completed a significant expansion of this facility (4,090 sq. ft.; lease ending December 31, 2018) to add floor space, personnel, and new equipment. We anticipate expanding our Netherlands R&D Facility by an additional 4,434 square feet in approximately November 2014.

We lease office space (4,872 sq. ft; lease ending December 31, 2015) that serves as our corporate headquarters in Jupiter, FL. The laboratory in Florida (3,500 sq. ft.; month-to-month lease) is a quality assurance facility situated approximately 2.5 miles from our corporate headquarters. This location gives Dyadic access to the nearby Scripps Florida institute and the Max Planck Florida Institute.

Corporate information

Founded in 1979 by Mark A. Emalfarb, Dyadic has focused on development of the C1 Expression System since 1992, refining and optimizing the C1 system to create an industry leading gene expression and protein production system.

Currently, Dyadic is a global biotechnology company with operation in the United States and The Netherlands. Dyadic was incorporated in Delaware in September 2002. Our principal corporate offices are located at 140 Intracoastal Pointe Drive, Suite 404, Jupiter, FL 33477; telephone number (561) 743-8333; website www.dyadic.com

Reports filed with the OTC Markets Group are available free of charge through the "Investor Info" section of the Dyadic website. Following the effective date of this registration statement, we also intend to make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after electronically filing such material with, or furnishing it to the Securities and Exchange Commission (SEC). Once filed with the SEC, such documents may be read and/or copied at the SEC's Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that electronically file with the SEC at www.sec.gov

We also make available free of charge through the "Investor Info - Corporate Governance" section of our website the charters of each of the committees of our Board of Directors, and codes of conducts and ethics of our directors, officers, and employees. Such materials are also available in print upon the written request of any stockholder to Dyadic International, 140 Intracoastal Pointe Drive, Suite 404, Jupiter, FL 33477, Attention: Investor Relations.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following material risks, together with the other matters described in this Registration Statement and in our financial statements and the related notes thereto in evaluating our current business and future performance.  We cannot assure you that any of the events discussed in the risk factors below will not occur.  If we are not able to successfully address any of the following risks or difficulties, we could experience significant changes in our business, operations and financial performance.  In such circumstances, the trading price of our common stock could decline, and in some cases, such declines could be significant and you could lose part or all of your investment.  In addition to the risks described below, other unforeseeable risks and uncertainties or factors that we currently believe are immaterial may also adversely affect our operating results, and there may be other risks that may arise in the future.  Certain statements contained in this Registration Statement (including certain statements used in the discussion of our risk factors) constitute forward-looking statements.  Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements” appearing on page 1 of this Registration Statement for important limitations and guidelines regarding reliance on forward-looking statements.

Risks Related to Our Businesses

In addition to our more established industrial enzyme business, we have expanded our focus and have begun to leverage our technology into markets that are new to us, including biofuels, bio-based chemicals and biopharmaceuticals, which may make it difficult to evaluate our current business and predict our future performance.

As we leverage our existing technologies into markets that are new to us, a portion of our business is subject to the execution and integration risks early-stage companies customarily face with new technologies, products and markets.  These risks are related to our ability to successfully develop our new technologies, products and processes, assemble adequate production and R&D capabilities, comply with regulatory requirements, construct effective channels of distribution and manage growth.  Additionally, we are subject to competition from much larger companies who have greater resources than us.  Also, the market for cellulosic sugars, biofuels and bio-based chemicals is a market that is not yet established and is only beginning to emerge and there is a risk that it will not succeed and not grow at the rates projected whether delayed or at all.

With respect to our expansion into the biopharmaceutical market, we face risks inherent in adapting our technology to new markets and processes.  We have not yet commercialized any products for the biopharmaceuticals market, and we may never be able to do so.  We do not currently have the qualified personnel with experience or expertise in research and development of biopharmaceuticals nor the personnel with marketing, sales and licensing experience in these areas.

We do not know when or if we and/or our licensees and collaborators  will complete any of our product development efforts, obtain regulatory approval for any product candidates incorporating our technologies or successfully commercialize any approved products.  Even if we and/or our licensees and collaborators are successful in developing products that are approved for marketing, we will not be successful unless these products gain regulatory approval and market acceptance.

Because of the numerous risks and uncertainties associated with feed, food, pharmaceutical and certain other biological product development, and regulatory registration we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve certain product launches and/or profitability. In addition, our expenses could increase if we are required by the U.S. Food and Drug Administration, or FDA, or other domestic and foreign regulatory authorities, to perform studies or trials in addition to those currently expected, or if there are any delays in completing our safety studies such as toxicology & pathogenicity studies, clinical trials, preclinical studies, animal or human studies or the development of any of our product candidates. The amount of our future net losses will depend, in part, on the rate of increase in our expenses, our ability to launch new products, generate revenues and our ability to raise additional capital. These net losses have had, and will continue to have, an adverse effect on our stockholders' equity and working capital.

As a result of the evolving nature of this portion of our business and any change to our business focus that we may make as we move forward, our operating history in past periods may not provide a reliable basis to evaluate our current business or predict our future performance. Any assessments of our current business and predictions regarding our future success or viability may not be as accurate as they could be if we had a longer operating history in these new lines of business because of the developing and risky nature of some of our businesses, such as feed, beverage and food, biofuels and biopharmaceuticals. We have encountered and will continue to encounter risks and difficulties frequently experienced by early stage companies in expanding and upgrading our intellectual property, regulatory, marketing, sales and R&D capabilities, accounting and financial reporting and internal controls infrastructure, both domestically and in our international subsidiaries, and the rapidly evolving industries in which we operate today and in the future. We are at risk of our licensees timely and accurately reporting their progress to us, and the necessary information we may need for timely and or accurately reporting the financial impact that such untimely or inaccurate numbers may have on our financial statements which may include, but is not limited to, the following; milestones, facility fees, royalties, sales or production slowdowns, technological difficulties or delays, competing technologies, intellectual property and products and processes or other items that may have impact on our financial results. If we or our licensees do not adequately address these risks successfully, our business will be harmed. Our licensees may cease to pursue their research and commercialization efforts, such as that announced by Codexis related to its biofuel business. Abengoa, one of our licensees, has delayed the commercialization of its Hugoton, Kansas cellulosic ethanol facility. Further delays, and/or the inability to demonstrate commercial viability of Abengoa’s cellulosic ethanol capabilities will negatively impact our business and our financial results.  The delay or inability of our other licensees to commercialize products and processes will also negatively impact our business and our financial results.

We have a history of net losses, and we may not maintain profitability.

We have an accumulated deficit of approximately $81.8 million at June 30, 2014. To date, we have derived revenue and royalties from the licensing of our C1 Expression System to third parties, the operation of our industrial enzyme business and the collection of R&D fees from third parties.  Our net income relies strongly on licensing partnerships and other collaborations.  We believe that it is likely that if we do not sign another license deal, we will incur losses in the near term primarily because of our planned levels of R&D and additional general and administrative expenditures that will be necessary to grow the Bioenergy, Enzyme and Biopharmaceutical businesses and continued expenses and cost associated with the lawsuit against our former outside legal counsel and other related events.  With that said, our ability to attain profitability will depend on the rate of growth and margin improvements of our industrial enzyme business, our ability to generate new licensing arrangements, our ability to generate R&D funding, the receipt of future potential milestone, royalty and other payments from our licensees, and our level of expenses among other potential unforeseen circumstances.

We do not currently derive material revenue from the operation of our biopharmaceutical business. Revenue related to the pharmaceutical industry is uncertain as current and future collaborations will depend on our ability to continue to refine and optimize the C1 Expression System to address the needs of the pharmaceutical and biotech industries.  Future revenue from collaborations is uncertain and will depend upon our ability to maintain our current collaborations, enter into new collaborations and to meet R&D and commercialization objectives under new and existing agreements.

Similarly, commercialization of our cellulosic sugar enzyme products for the biofuel and bio-based chemicals markets will be highly contingent on our ability to find new licensees, partnerships and collaborators, and their ability to commercialize new technologies, reduce overall biofuel and bio-based chemical production costs and build new facilities. In particular, we are reliant on the success of our licensee, Abengoa, which expects to begin operations of its first cellulosic ethanol manufacturing facility in the fourth quarter of 2014, and our collaborator CIMV, which expects to build a demonstration facility in 2015. Payment of a license fee with CIMV will occur prior to on-site production at a commercial scale facility, which we expect will occur no earlier than 2016 or 2017. For our biofuel and bio-based chemical business in the U.S., we, our collaborators and licensees, are reliant upon the continuation of the RFS program administered by the EPA, which has encouraged the production and use of biofuels in recent years. While the RFS program is not a direct subsidy, the guaranteed market created by the RFS is expected to stimulate growth of the biofuels industry. Any revisions to, or reductions of, the RFS could negatively impact our biofuels business and that of our licensees.

Also, the market for cellulosic sugars, biofuels and biobased chemicals is a market that is not yet established and is only beginning to emerge. There is a risk that it will not succeed and not grow at the rates projected, whether delayed or at all.

In addition, while we anticipate expanding our industrial enzyme business in existing and new markets, our level of growth and profitability will be directly impacted by how successfully we develop and launch new products, competitor offerings and overall market conditions.

The R&D efforts needed to enhance our core technologies utilized in all three of our key business areas will require significant funding and increased staffing; therefore, we expect an increase in our near-term operating and research expenses.  Consequently, we will require significant additional revenue to achieve profitability. We cannot provide assurance that we will maintain revenues at current levels or grow revenues or maintain or improve our profit margins. If we fail to maintain or increase revenues and profit margins, the market price of our common stock will likely decrease. Further competition may force us to reduce our profit margins which may affect our ability to generate cash flow.

We may need substantial additional capital in the future to fund our business.

Our future capital requirements may be substantial, particularly as we continue to develop the C1 Expression System and our other proprietary technologies and products to commercialize industrial enzymes, biopharmaceutical products, enzymes for the biofuel and bio-based chemicals market.  Further, we must continue to develop the C1 Expression System to expand its production capabilities through continued strain development, fermentation optimization and work on our high-throughput screening process.  We believe that, with the receipt of expected milestone payments, timely collection of our accounts receivables, further reductions in our inventory, entering into an additional license or sale of existing assets, and the potential settlement of one or more of the defendants in our professional liability lawsuit, we will have sufficient cash available on hand to fund our operations and meet our obligations for at least the next year. Our need for additional capital will depend on many factors, including (i) the financial success of our industrial enzyme business, (ii) the receipt of milestones, royalties and other payments from our licensees, and in particular in the short term Abengoa as it begins to commercialize and produce Cellulosic Ethanol, (iii) our ability to obtain payments from biopharmaceutical business customers through collaborative agreements, (iv) the results of our R&D efforts with BASF and other parties and the receipt of additional research funding, milestones, and other payments, (v) the extent to which we can obtain additional collaborative partnerships for commercialization of our enzymes in the biofuel and bio-based chemicals market, (vi) the extent to which we can obtain additional collaborative partnerships and/or licensees for the development and production of enzymes and other proteins for a variety of other industries, (vii) the progress and scope of our collaborative and independent R&D projects, (viii) the effect of any acquisitions of other businesses that we may make in the future, (ix) the filing, prosecution and enforcement of patent claims (x) the length and outcome of the ongoing litigation against our former legal counsel, and (xi) the ability to refinance and extend our convertible debt and shareholder loan.

If our capital resources are insufficient to meet our capital requirements, we will have to raise additional funds to continue the development of our technologies and complete the development and commercialization of products, if any, resulting from our technologies. If acquisition of additional funds is not possible or if we engage in future equity financings, dilution to our existing stockholders may result. If we raise debt financing, we may be subject to restrictive covenants that limit our ability to conduct our business. We may not be able to raise sufficient additional funds on terms that are favorable to us, if at all. If we fail to raise sufficient funds and incur losses, our ability to fund our operations, take advantage of strategic opportunities, develop products or technologies, or otherwise respond to competitive pressures could be significantly limited. If this happens, we may be forced to delay or terminate research or development programs or the commercialization of products resulting from our technologies, curtail or cease operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights, sell certain assets of the company which will limit future opportunities, or grant licenses on terms that are not favorable to us. Without sufficient funding or revenue, we may have to curtail, cease, or dispose of, one or more of our operations and we would be forced to reduce our employee headcount.

We may not be able to extend our existing debt.

All $8.2 million of our outstanding debt is currently due on January 1, 2015.  According to the terms and conditions of the debt agreements, $6.8 million of the total debt can be converted into Dyadic common stock at preset prices or may be prepaid by Dyadic any time after March 31, 2014, without penalty, with 30 days notice.  The remaining $1.4 million of debt does not have this conversion feature and is not subject to this call provision. If we are unable to repay this debt and/or rollover the debt, if necessary, our business would be adversely impacted.

If we fail to maintain or successfully manage our existing, or enter into new, strategic collaborations, we may not be able to develop and commercialize many of our products and achieve or sustain profitability.

Our ability to enter into, maintain and manage collaborations in our target markets is fundamental to the success of our business. We currently have collaborations in both R&D and supply and/or distribution agreements with various strategic partners. We currently rely on our partners, in part, for manufacturing and sales or marketing services, application and regulatory knowhow, and we intend to continue to do so for the foreseeable future. In addition, we intend to enter into additional strategic collaborations to develop, produce, market and sell other products we develop. However, we may not be successful in entering into collaborative arrangements with third parties for the development, production, sale and marketing of our new and existing products. Any failure to enter into collaborative arrangements on favorable terms could delay or hinder our ability to develop and commercialize our products and could increase our costs of development and commercialization. We may have to give exclusive rights in certain fields, in order to attain additional funding, which could restrict our ability to further license our C1 technology and other technologies in certain fields to other parties.

Reductions in collaborators’ R&D budgets may affect the sales of our businesses.

Fluctuations in the R&D budgets of our customers, licensees and research partners could have a significant impact on the demand for our products.  R&D budgets fluctuate due to changes in available resources, consolidation in the pharmaceutical, energy and other industries, spending priorities and institutional budgetary policies.  We also periodically receive research funding from government agencies.  These governmental agencies experience fluctuations in their R&D budgets, which may negatively impact our ability to receive funding from such agencies.  Our businesses could be seriously damaged by significant decreases in life sciences and/or renewable fuels, animal feed and food R&D expenditures by government agencies and existing and potential partners.

Conflicts with our collaborators and/or licensees could harm our business.

An important part of our strategy includes involvement in proprietary research programs.  We may pursue opportunities in fields that could conflict with those of our collaborators and licensees.  Moreover, disagreements with our collaborators or licensees could develop over rights to our intellectual property, over further licensing of our technologies to other parties in certain fields, or for other reasons.  Any conflict with our collaborators or licensees could reduce our ability to obtain future collaboration agreements and negatively impact our relationship with existing collaborators or licensees, which could reduce our sales. We were previously in a dispute with one of our licensees, Codexis, Inc. (“Codexis”), regarding a license agreement entered into by and between the Company and Codexis, dated as of November 14, 2008 (the “Codexis License Agreement”). On July 30, 2013, Dyadic notified Codexis of Codexis’ apparent breach of the Codexis License Agreement through at least its marketing of the “CodeXyme” enzyme product to third parties for use in biofuels other than Shell Oil.  Dyadic believes the use and marketing of CodeXyme by and to third parties other that Shell in biofuels is a violation of the Codexis License Agreement.  Codexis has assured us that, amongst other things, it has ceased any marketing or sale of enzymes for use in the synthesis of cellulosic fuels and, more generally, that it was stopping work on its advanced biofuels program.  Based on these representations by Codexis, Dyadic agreed to withdraw its July 30, 2013 Notice of Breach on March 10, 2014.  Dyadic’s withdrawal was made without prejudice to any of its rights under the Codexis License Agreement. The parties are continuing to have discussions relating to potential collaboration opportunities in the space.

Some of our collaborators, including our distributors which reformulate our products, or licensees could also become competitors in the future.  Our collaborators and/or licensees could develop competing products, preclude us from entering into collaborations or license agreements with their competitors, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely or fail to devote sufficient resources to the development and commercialization of products.  Any of these developments could harm our product development efforts.

If issues arise with our collaborators and/or licensees, we will need to either commercialize products resulting from our proprietary programs directly or through licensing to other companies.  We may lose revenue or incur losses. Similarly, we may lose revenue or incur losses if we are unable to license our technology to new licensees on commercially reasonable terms, or are unable to develop the capability to market and sell these products on our own.

Public views on ethical and social issues may limit use of our technologies and reduce our sales.

Our success will depend in part upon our ability to develop products discovered, developed and manufactured through the C1 Expression System. Governmental authorities could, for social, ethical or other purposes, limit the use of genetic processes or prohibit the practice of using a modified C1 organism.  Concerns about the C1 Expression System, particularly the use of genes from nature for commercial purposes, and resulting products, could adversely affect their market acceptance.

The commercial success of our and our licensees’ potential products will depend in part on public acceptance of the use of genetically engineered products including enzymes, drugs and other protein products produced in this manner. Claims, whether true or not, that genetically engineered products are unsafe for consumption or pose a danger to the environment may influence public attitudes.  Our and our licensees’ genetically engineered products may not gain public acceptance in the industrial, pharmaceutical or bioenergy industries. Negative public reaction to GMOs and products could result in greater government regulation of genetic research and resulting products, including stricter labeling laws or other regulations, and could cause a decrease in the demand for our products. If we and/or our collaborators are not able to overcome the ethical, legal, and social concerns or other requirements relating to genetic engineering, some or all of our products and processes may not be accepted. Any of the risks discussed below could result in expenses, delays, or other impediments to our and our licensees’ programs or the public acceptance and commercialization of products and processes dependent on our technologies or inventions. Our and our licensees’ ability to develop and commercialize one or more of our technologies, products, or processes could be limited by the following factors:

• public attitudes about the safety and environmental hazards of, and ethical concerns over, genetic research and genetically engineered products and processes, which could influence public acceptance of our and our licensees’ technologies, products and processes;

• public attitudes about organic products;

• public attitudes regarding, and potential changes to laws governing, ownership of genetic material which could harm our intellectual property rights with respect to our genetic material and discourage collaborative partners or licensees from supporting, developing, or commercializing our products, processes and technologies; and

• government reaction to negative publicity or other influences concerning GMOs, which could result in greater government regulation of genetic research and derivative products, including labeling requirements.

The subject of GMOs and products derived from them has received negative publicity, which has aroused public debate in the United States and other countries. This adverse publicity could lead to greater regulation and trade restrictions on imports and exports of genetically altered products.

We must continually offer new products and technologies.

The industrial enzymes and biotechnology industries are characterized by rapid technological change, and the area of gene research is a rapidly evolving field.  Our future success will depend on our ability to maintain a competitive position with respect to technological advances.  Rapid technological development by others could cause our products and technologies to become obsolete.

Any products we or our collaborators or licensees develop through our C1 Expression System will compete in highly competitive markets.  Many of the organizations competing with us in the markets for such products have more capital resources, larger R&D and marketing staff, facilities and capabilities, and greater experience in the regulatory approval, manufacturing and commercialization of products.  Accordingly, our competitors may be able to develop technologies and products more rapidly.  If a competitor develops superior technology or more cost-effective alternatives to our and our collaborators’ or licensees’ products or processes, our business, operating results and financial condition could be seriously harmed.

Customers may prefer existing or future technologies over the C1 Expression System.  Well-known and highly competitive biotechnology companies offer comparable technologies for the same products and services as our industrial enzyme, biopharmaceutical, biofuel and bio-based chemicals businesses.  These companies may develop technologies that are superior alternatives to ours or our collaborators and licensees.  We anticipate that we, our collaborators and licensees will continue to encounter increased competition as new companies enter these markets and as development of biological products evolves.

Customers may expect the continued need for improving the C1 Technology platform itself, and for its use in various applications including industrial enzyme, biopharmaceutical, biofuel and bio-based chemical markets, and the need for continued capital for continued development and advancement of our research and development efforts and technologies.

We could fail to manage our growth, which would impair our business.

Our business plan provides that we anticipate growing at a rapid rate. Our long term success depends on our ability to efficiently and effectively implement, among other things:

•	Ability to maintain, and gain additional strategic partners and technology licensees;
•	Ability to file, maintain and defend our intellectual property and to protect our proprietary information and trade secrets;
•	Develop technology, products and processes that do not infringe on the intellectual property of third parties;
•	Recruit and hire the required employees necessary to maintain and grow our business and to advance our technologies;
•	Technical success of our and our licensees’ or collaborators’ research and product development programs;
•	Operational and financial control systems;
•	Recruiting and training programs;
•	Access to additional manufacturing capacity;
•	Access to additional growth capital;
•	Recruit and maintain board members and scientific advisory board members; and
•	Scientific risks and uncertainties that may arise during our R&D programs.

Our ability to offer products and services successfully and to implement our business plan in a rapidly evolving global market requires effective planning, reporting and management processes.  We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures, implement new and broader internal controls, improve and upgrade our R&D capabilities and employees, expand our internal R&D spending, in addition to expanding and training our global workforce.  We will also need to continue to manufacture our products efficiently and to control or adjust expenses related to R&D, marketing, sales and other administrative activities in response to changes in sales. If we are not successful in efficiently developing new products, and in the manufacturing of our products or managing such expenses, there could be an adverse impact on our operations, financial performance and the continued viability of our business.

We are dependent on several key customers and any decrease in sales to these customers could harm our operating results.

We have significant customer concentration. Although we have over 100 industrial enzyme customers, 38% of our industrial enzymes product sales came from our top three customers in the year ended December 31, 2013, and 34% for the six months ended June 30, 2014. Our R&D revenue comes from a relatively small number of customers, with 61% of revenue coming from the top three in the year ended December 31, 2013 and 81% in the six months ending June 30, 2014. BASF was our only licensing customer in the year ended December 31, 2013 and we have had no licensing revenue in the six months ended June 30, 2014.

While BASF may generate milestone, royalty and research revenue in the future, we expect that upfront license fee to be non-recurring. As of December 31, 2013, there were two customers that accounted for approximately 13% and 12%, respectively, of total accounts receivable. As of June 30, 2014, there were two customers that accounted for approximately 15% and 8%, respectively, of total accounts receivable. Losing a few of these top customers could significantly harm our business, as gaining new customers often has a long sales cycle.

We rely on our collaborators and other third parties to deliver timely and accurate information in order to accurately report our financial results in the time frame and manner required by law.

We need to receive timely, accurate and complete information from a number of third parties in order to accurately report our financial results on a timely basis. We rely on such third parties to provide us with complete and accurate information regarding revenues, expenses and payments owed to or by us on a timely basis. For example, our licensees are required to provide us with certain information; the failure for us to obtain such information may affect the accurate or timely reporting of such information.  We will need to establish the proper controls related to obtaining and reporting information from our licensees related to when milestones are earned, if any, when royalties are earned, if any, as well as other types of potential revenues such as facility fees. If the information that we receive is not accurate, our consolidated financial statements may be materially incorrect and may require restatement. Although we may have contractual rights to receive information, such provisions may not ensure that we receive information that is accurate or timely. As a result, we may have difficulty completing accurate and timely financial disclosures, which could have an adverse effect on our business.

Risks Specific to Our Industrial Enzyme Business

Our market share growth depends on costly new product introductions and market acceptance.

The future success of our industrial enzyme business will depend greatly on our ability to continuously develop, register, and introduce new and better performing products in a timely manner that address the evolving requirements of our target markets and customers. There is no assurance that these new products will perform better, save our customers money over existing products of ours or our competitors, or provide them with other benefits, or be registered or gain market acceptance. We are relying on our C1 Expression System and our other proprietary technologies to expand the product line of our industrial enzyme business and improve our gross margins on those products. If we fail to develop new and better performing products, continue to make fermentation yield improvements on our existing production processes (or productivity gains) or gain registration, and market acceptance of new product introductions, we could fail to recoup an adequate return on our R&D investment and lose market share to our competitors, which may be difficult or impossible to regain. Any inability, for technological, regulatory, or other reasons, to successfully develop and launch new products, could reduce our rate of growth or otherwise negatively impact our business.

The dynamic nature of our target markets and the unpredictable nature of the development process may affect our ability to meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of our products include:

•	Availability, quality, performance and price of competitive products;
•	Functionality and cost of new and existing products;
•	Timing of product introduction, performance and pricing compared to our competitors;
•	Scientists’ and customers’ opinions of our products’ utility and our ability to effectively incorporate their feedback into future products;
•	Status as a GMO in food and animal feed and other markets;
•	The impact of our Intellectual property, and that of our competitors
•	We are competing against much larger companies; and
•	Timing, costs and receipt of regulatory approvals.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could seriously harm our business, financial condition and results of operations.

Our dependence on a sole contract manufacturer could harm our business.

Our manufacturing capabilities, and any current or future arrangements with third parties for these activities, may not be adequate for the successful commercialization of our industrial enzyme products. Our industrial enzyme business currently relies on one contract manufacturer for all of its manufacturing. If we require additional manufacturing capacity and are unable to obtain it in sufficient quantity or in a timely manner, we may not be able to increase our sales, or may be required to make substantial capital investments to build additional production capacity.

We are dependent upon the performance and production capacity of our third-party manufacturing partner.  We do not have a long term supply contract in place with our contract manufacturer and instead submit orders on a purchase order basis. However, our contract manufacturer has been producing a number of our products since September 2008.  In the absence of a supply agreement, our contract manufacturer will be under no obligation to manufacture our products and could elect to discontinue their manufacture at any time or raise their tolling rates such that our margins would be negatively impacted. If we require additional manufacturing capacity and are unable to obtain it in sufficient quantity, we may not be able to increase our sales, or we may be required to make substantial capital investments to build that capacity or to contract with other manufacturers on terms that may be less favorable than the terms we currently have with our supplier. If we choose to build our own manufacturing facility, it could take several years or longer before our facility is able to produce commercial volumes of our products. Any resources we expend on acquiring or building internal manufacturing capabilities could be at the expense of other potentially more profitable opportunities. In addition, if we contract with other manufacturers, we may experience delays of several months in qualifying them, which could harm our relationships with our collaborators or customers and could negatively affect our revenues or operating results.

Our industrial enzyme business faces risks due to interruptions or changes that affect the ability of our sole contract manufacturer to meet our anticipated future growth, its manufacturing responsibilities, the occurrence of which could adversely impact the availability, launch and/or sales of our products in the future. In such an event that manufacturing is interrupted, we would have to locate additional capacity with another contract manufacturing facility or operate our own enzyme manufacturing plant in a short period of time. Our alternative sources of supply, which may be unavailable on commercially acceptable terms, may cause delays in our ability to deliver products to our customers, increase our costs and decrease our profit margins.

In addition, our toll manufacturer is limited in the types of GMOs it can use, which may limit our ability to launch new products or have our existing products manufactured at their facility. The toll manufacturer is subject to different rules relating to the manufacture of GMOs and also has its own internal policies which may prevent it from acting as our supplier in the future. Therefore, we may need to locate another supplier to produce some of our products.

Our toll manufacturer is located in Mexico City, Mexico. The facility is subject to political unrest, earthquakes, fires and other acts of nature that may exist in that region of the world.

To mitigate these concerns, we have undergone an evaluation of additional contract manufacturers over the past year, and have determined a number of alternatives exist in a variety of locations. These alternate contract manufacturers may require capital investment and time to qualify production of our products and substantial disruption to our business could still result from any delays or disruptions to our toll manufacturer.

If such an event took place, that we had to build our own or assist in the retrofitting of an enzyme manufacturing facility, we would need to raise additional capital through equity or debt. This would restrict our ability to fund product development and technology and application research.

Regulations may limit or impair our and our collaborators’ and licensees’ ability to sell genetically engineered products in the future.

We, our collaborators and licensees develop enzyme products using both non-genetically engineered microorganisms (non-GMO), as well as those that have undergone some degree of genetic modification.  Products derived from GMOs may in some instances be subject to bans or additional regulation by federal, state, local and foreign government agencies. These agencies administering existing or future applicable regulation or legislation may not allow us or our collaborators and licensees to produce and market our products derived from GMOs in a timely manner or under technically or commercially feasible conditions.

In addition, regulatory action or private litigation relating to GMO products could result in expenses, delays or other impediments to our product development programs or the commercialization of resulting products.  The FDA currently applies the same regulatory standards to products made through genetic engineering as those applied to products developed through traditional methodologies.  Depending on a product’s application and regardless of its GMO status, it may be subject to lengthy FDA reviews and unfavorable FDA determinations due to safety concerns or changes in the FDA’s current regulatory policy. The EPA regulates biologically-derived enzyme-related chemical substances not within the FDA’s jurisdiction. An unfavorable EPA ruling could delay commercialization or require modification of the production process or product in question, resulting in higher manufacturing costs, thereby making the product uneconomical. The EU also has regulations regarding the development, production and, marketing of products from GMOs, which are generally more restrictive than present U.S. regulations.  For example, among other requirements, EU animal feed registration requires in-vivo efficacy testing, as well as toxicological testing of all enzyme products, including products from non-GMO microorganisms.

Further, we our collaborators and licensees are subject to regulations in the other countries in which we operate outside of the U.S. and EU, which may have different rules and regulations depending on the jurisdiction. Different countries have different rules regarding which products qualify as GMO and which are non-GMO. If any of these countries expand the definition of GMO and increase the regulatory burden on GMO products, our business could be harmed.

Other changes in regulatory requirements, laws and policies, or evolving interpretations of existing regulatory requirements, laws and policies, may result in increased compliance costs, delays, capital expenditures and other financial obligations that could adversely affect our business or financial results.

Our results of operations may be adversely affected by environmental, health and safety laws, regulations and liabilities.

We are subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations require our contemplated facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns.

Furthermore, as we operate our business, we may become liable for the investigation and cleanup of environmental contamination at each of the properties that we lease or operate and at off-site locations where we may arrange for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act, or other environmental laws for all or part of the costs of investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. Some of these matters may require expending significant amounts for investigation, cleanup, or other costs.

In addition, new laws, new interpretations of existing laws, increased government enforcement of environmental laws, or other developments could require us or our contract manufacturers to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ethanol production facilities relating to our biofuels business. Present and future environmental laws and regulations and interpretations thereof, more vigorous enforcement of policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect our results of operations and financial position. Additionally, any such developments may have a negative impact on our contract manufacturers, which could harm our business.

Risks Related to Our Biopharmaceutical Business

We may fail to commercialize the Dyadic Expression System for the expression of therapeutic proteins, antibodies and vaccines.

Although our industrial enzyme and biofuel and bio-based chemical businesses have developed and sold products utilizing our C1 Expression System, our C1-based technologies applied in the biopharmaceutical market have not yet completed commercialization of therapeutic proteins, antibodies and vaccines.  Currently, our most advanced project, with Sanofi, needs further research and development in order to continue forward. Sanofi has verbally stated that they will fund additional research and based on those result re-evaluate whether to continue funding additional research and development of this program. There is no guaranty that Sanofi will finalize a written extension, despite their assurance that they will do so, or that they will continue further funding beyond this limited research extension. If our biopharmaceutical business fails to do this, we may be forced to terminate our biopharmaceutical business operations. Even if we or our collaborators successfully develop a commercial product using our C1 Expression System, we may not generate significant licensing, royalty or milestone revenue and achieve profitability in our business.  Additionally, even if the C1 Expression System fulfills its role in the development or production of a pharmaceutical product, the ultimate product may be delayed or never approved by the FDA or other governmental regulatory bodies.

To date, drug companies have developed and commercialized only a small number of gene-based products in comparison to the total number of drug molecules available in the marketplace.  Our biopharmaceutical business must be evaluated as having the same risks as those inherent to early-stage biotechnology companies because the application of our C1 Expression System for the expression of pre-clinical and clinical quantities of therapeutic proteins, antibodies and vaccines is still in development.  Furthermore, we may not be able to expand the capabilities of our technology to produce commercial volumes of therapeutic proteins, antibodies and vaccines at reasonable costs or that have the necessary qualities and other properties required in the pharmaceutical industry.

Successful development of the Dyadic C1 Expression System for these purposes will require significant research, development and capital investment, including testing, to prove its efficacy and cost-effectiveness.  In general, our experience has been that each step in the process has taken longer and costs more to accomplish than originally projected and we anticipate that this is likely to remain the case with respect to the continuing development efforts of our biopharmaceutical business.

Commercialization of our products, including the C1 Expression System for therapeutic proteins, antibodies and vaccines depends on collaborations.

Since we do not currently possess the experience, knowledge or financial resources necessary to develop and commercialize potential drug products that may result from the use of the C1 Expression System, or to complete the potential approval processes required for these products, we must enter into strategic partnerships to develop and commercialize drug products.  If we are not able to find collaborators in the future, the biopharmaceutical business may not be able to develop the C1 Expression System for therapeutic protein products, antibodies and vaccines.  Further, our business model relies on a revenue stream derived from collaboration projects with our customers to express therapeutic proteins, antibodies and vaccines prior to pre-clinical trials.  A large portion of our anticipated return on investment depends on those therapeutic proteins, antibodies and vaccines progressing through drug development and into commercially successful drugs.  Apart from risks relating to whether our biopharmaceutical business can capture such customers, or capture them on satisfactory terms, we will also have no control over post-collaboration project drug development and commercialization.  Additionally, as we have in the past, we expect to expend a greater portion of our resources on further developing the C1 Platform Technology for potential use in producing therapeutic protein products, antibodies and vaccines

We have limited or no control over the resources that any collaborator or licensee may devote to our programs.

Any of our current or future collaborators or licensees may not perform, breach or terminate their agreements with us or otherwise fail to conduct their required activities successfully and in a timely manner.  Potential therapeutic products developed by us or with our domestic and global partners are subject to a lengthy and uncertain regulatory process.  In the United States, the FDA must approve any therapeutic product before it can be marketed.  Prior to filing a new drug application or biologic license application with the FDA, our collaborators must also subject the product candidate to extensive testing, including animal and human clinical trials. This process can take many years and require substantial expenditures.  Our collaborators or licensees may elect not to develop products arising out of our collaborative or license arrangements or may choose not to devote sufficient resources to the development, manufacture, market or sale of these products.  Further, if conflicts should arise between Dyadic and our customers, or among them and third parties, it could discourage or impede the activities of our biopharmaceutical business.  If any of these events occur, we or our collaborators or licensees may not develop our technologies or commercialize our products.

While we anticipate that many of our collaborators or licensees will have experience submitting an application to the FDA or other applicable regulatory authorities, we have no such experience. Neither we nor any collaborator or licensee has yet submitted an application with the FDA or any other regulatory authority for any product candidate generated through the use of our C1 Expression System as it relates to the development and manufacture of pharmaceutical products.  The FDA may not have substantial experience with technology similar to ours, which could result in delays or regulatory action against us. We, our collaborators and licensees, may not be able to able to obtain regulatory approval for our products, which would harm our business.

Our C1 Expression System has been tested for use in the manufacturing of an enzyme in the production of wine, beer and fruit juices, and is generally regarded as safe, and has generated promising safety and toxicity data for that enzyme.  A risk nonetheless exists that the C1 Expression System will produce therapeutic products and enzymes that have safety and toxicity issues associated with them.  Our C1 Expression System may be subject to lengthy regulatory reviews and unfavorable regulatory determinations if it raises safety questions which cannot be satisfactorily answered or if results from studies do not meet regulatory requirements. An unfavorable regulatory ruling could be difficult to resolve and could delay or possibly prevent a product from being commercialized, which would harm our business.  Additionally, future products produced by us or our licensees or collaborators using our C1 Expression System may not be approved by the FDA or other regulatory agencies in the U.S. or worldwide.  There is no assurance that safety and toxicity issues will not arise in current or future product development and manufacturing programs due to fermentation or genetic changes in the C1 strain and fermentation process.

If these therapeutic protein products, antibodies or vaccines are not approved by regulators, we or our customers or collaborators and licensees will not be able to commercialize them, and we may not receive milestone and royalty payments which are based upon the successful advancement of these products through the drug development and approval process.  Even after investing significant time and expense, any regulatory approval may also impose limitations on the uses for which we can market a product, and any marketed product and its manufacturer are subject to continual review.  Discovery of previously unknown problems with a product or manufacturer may result in new restrictions on the product, manufacturer and manufacturing facility, including withdrawal of the product from the market.  In certain countries, regulatory agencies also set or approve prices, which may decrease our margins or harm our business.

Risks Related to Our Biofuel and Bio-Based Chemicals Products

We or our collaborators and licensees may fail to develop commercially viable enzymes to convert lignocellulose into fermentable sugars.

Our biofuel and bio-based chemicals businesses must be evaluated as having the same risks as those inherent in early-stage biotechnology companies.  Our enzymes for converting lignocellulose into fermentable sugars, or cellulosic ethanol, are in late stage development to achieve required cost-efficiencies; however, we may fail in developing more cost-efficient enzymes.  Further, we may be able to develop commercially viable enzymes for only some alternative types of biomass, which may or may not be those with the greatest market potential.  Successful development of the C1 Expression System to discover, develop and produce commercially viable enzymes for the cellulosic ethanol market will require significant development and investment, including testing, to prove its efficacy and cost-effectiveness.  In general, our experience has been that the cost and length of this process is unpredictable and we anticipate that this is likely to remain the case with respect to the development efforts of our biofuel and bio-based chemicals businesses.

Demand for Cellulosic Ethanol may not increase as expected, which would harm our business.

If the expected increase in cellulosic ethanol demand does not occur or is delayed even further, the demand for our enzymes would be diminished or delayed.  As of 2013, the first commercial cellulosic ethanol plants began limited operation, and there is an additional amount of capacity currently being added, including three new commercial-scale bio-refineries are expected to come online in fourth quarter 2014 from Abengoa, a Dyadic licensee, DuPont and POET.  Future demand could be impaired due to a number of factors, including the success of these commercial plants and others, regulatory developments and reduced U.S. gasoline consumption.  Reduced gasoline consumption could occur as a result of increased gasoline or oil prices, causing businesses and consumers to limit driving or acquire vehicles with more favorable gasoline mileage. Conversely, future demand for cellulosic ethanol may be negatively affected by falling gasoline prices caused by the current decline natural crude oil as well as the decline in the price of natural gas.  Widespread adoption of electric vehicles may also offer long-term demand of biofuels.

The market price of ethanol is volatile and subject to significant fluctuations, which may cause our profitability from the production of cellulosic ethanol to fluctuate significantly.

The market price of ethanol is dependent upon many factors, including the price of food crops such as corn, wheat and sugar cane, as well as gasoline, which is in turn dependent upon the price of petroleum.  Petroleum prices are highly volatile and difficult to forecast due to frequent changes in global politics and the world economy.  The distribution of petroleum throughout the world is affected by incidents in unstable political environments, such as Iraq, Iran, Kuwait, Saudi Arabia, Nigeria, Venezuela, and the former U.S.S.R.  The industrialized world substantially depends upon oil from these areas, and any disruption or other reduction in oil supply can cause significant fluctuations in the prices of oil and gasoline.  We cannot predict the future price of oil or gasoline and the market may establish unprofitable prices for the sale of ethanol due to significant fluctuations in market prices.  If the prices of gasoline and petroleum decline, we believe that the demand for and price of ethanol may be adversely affected, causing our profitability to fluctuate significantly.

The U.S. Ethanol Industry is highly dependent upon a myriad of federal and state legislation and regulations and any changes in such legislation or regulation could materially and adversely affect the demand for the services and products in the biofuel and bio-based chemicals markets.

We believe there is increased momentum within the U.S. Congress to enact legislation to revise the RFS. It is possible that some form of reform legislation, potentially including a lowering of the yearly mandates for corn ethanol and/or cellulosic fuels, may pass into law. Any revisions of the RFS may negatively affect the economics of our biofuel and bio-based chemicals businesses in the U.S.

Alternative technologies may not require microbial produced enzymes.

Research is being conducted under the auspices of major seed producers, the U.S. federal government and the National Corn Growers Association, to develop methods of biofuel and bio-based chemical production that does not use enzymes to convert lignocellulose into fermentable sugars.  Additionally, there are other emerging non-enzymatic technologies being developed for the production of Cellulosic Ethanol. If they are successful, these new methods may supplant or greatly reduce the need for enzymes in the biofuel and bio-based chemical end market, which would harm our business.

The price of alternative feedstocks such as corn, wheat and sugar cane have come down dramatically and this makes first generation biofuel and biobased chemicals made from food based sugars more competitive than they were in the past and there is no guaranty that such commodities will return to the price levels that will make second generation cellulosic sugar competitive with first generation sugars from such crops, without subsidies.

Further advancements in agronomy have led to and are expected to lead to better yields and even lower cost of first generation sugar from corn, wheat,  sugar cane or other energy crops may limit demand for 2nd generation biofuels.

Also, the market for cellulosic sugars, biofuels and biobased chemicals is a market that is not yet established and is only beginning to emerge. There is a risk that it will not succeed and not grow at the rates projected, whether delayed or at all.

Other Business Risks That We Face

Changes in global economic and financial markets may have a negative effect on our business.

Our business is subject to a variety of market forces including, but not limited to, domestic and international economic, political and social conditions. Many of these forces are uncertain and beyond our control. Any change in market conditions that negatively impacts our operations or the demand of our current or prospective customers could adversely affect our business operations.

In addition, any such changes in the global financial markets may make it difficult to accurately forecast operating results. In the past, these factors have had, and may continue to have, a negative effect on our business, results of operations, financial condition and liquidity. In the event of a downturn in global economic activity, current or potential customers may go out of business, may be unable to fund purchases or determine to reduce purchases, all of which could lead to reduced demand for our products, reduced gross margins, and increase customer payment delays or defaults. Further, suppliers may not be able to supply us with needed raw materials on a timely basis, may increase prices or go out of business, which could result in our inability to meet consumer demand or affect our gross margins. We are also limited in our ability to reduce costs to offset the results of a prolonged or severe economic downturn given certain fixed costs associated with our operations and difficulties if we overstrained our resources. The timing and nature of a sustained recovery in the credit and financial markets remains uncertain, and there can be no assurance that market conditions will significantly improve in the near future or that our results will not continue to be materially and adversely affected.

If we lose key personnel, including key management or board personnel, or are unable to attract and retain additional personnel, it could delay our product development programs, harm our R&D efforts, and we may be unable to pursue collaborations or develop our own products.

Our planned activities will require ongoing recruiting and retention of additional expertise in specific industries and areas applicable to the products being developed through our technologies.   These activities will not only require the development of additional expertise by existing management personnel, but also the addition of new management, sales, marketing, regulatory, and scientific personnel.  The inability to acquire or develop this expertise or the loss of principal members of our management, sales, and scientific staff could impair the growth, if any, of our business. Although we believe we will be successful in attracting and retaining qualified management and scientific personnel, competition for experienced personnel from numerous companies, academic institutions and other research facilities may limit our ability to do so on acceptable terms.  Failure to attract and retain qualified personnel would inhibit our ability to pursue collaborations and develop our products or core technologies.

Personnel changes may disrupt our operations.  Hiring and training new personnel will entail costs and may divert our resources and attention from revenue-generating efforts.  In addition, we periodically engage consultants to assist us in our business and operations, these consultants operate as independent contractors, and we, therefore, do not have as much control over their activities as we do over the activities of our employees.  Our consultants may be affiliated with or employed by other parties, and some may have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to us.

Our lawsuit against our former professional service providers may not be successful and we may be required to pay substantial legal fees if we do not prevail.

We are currently engaged in litigation with three former professional service providers. In 2009, we sued our former professional service providers in connection with the events relating to alleged improprieties at our former Asian subsidiaries, which we abandoned in May 2007. While Jenkens & Gilchrist, P.C., one of the defendants, has already settled, claims against the remaining defendants remain pending. Jenkens & Gilchrist, P.C. settled with us for $525,000 on August 8, 2012. While we believe we will prevail against the remaining defendants, we may fail to succeed in our lawsuit and be required to pay the legal fees for opposing counsel, which may be substantial. In addition, we may not reach a settlement agreement or may reject settlement offers that we deem unsatisfactory. The lawsuit is a substantial distraction for our management which takes up significant amounts of their time and resources, and additionally may discourage investors from investing in our stock. If we are not successful in prosecuting the lawsuit against our former professional service providers, our business may be harmed. The court ordered mediation is currently scheduled for November 10th and 11th, 2014. On September 23, 2014, the court entered orders denying all defense motions for summary judgment that had been heard by the court by that date and granting our request to not allow the defendants to claim a particular affirmative defense to our claims. The court has not yet set a trial date for 2015. Court ordered mediation and a trial date, may be further delayed.

Inability to protect our intellectual property could harm our ability to compete.

Our success will depend in part on our ability to obtain patents and maintain adequate protection of our other intellectual property for our technologies and products in the United States and other countries.  If we do not adequately protect our intellectual property, competitors may be able to practice our technologies and erode our competitive advantage.  The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries.  These problems can be caused by, for example, a lack of rules and methods for defending intellectual property rights.

Our current patent portfolio consists of 13 U.S. patents, 41 foreign patents, including claims that cover the C1 Expression System and 32 U.S. and foreign filed and pending patent applications which we believe provide broad protection for Dyadic, including its products and commercial applications.  However, the patent positions of biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions.  We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets.  We intend to apply for patents covering both our technologies and our products, as we deem appropriate.  However, existing and future patent applications may be challenged and are not guaranteed to result in the issuing of patents.  Even if a patent is obtained, any existing and future patents may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products.  Others, including our collaborators, may independently develop similar or alternative technologies or design around our patented technologies.  In addition, our collaborators or other third parties may challenge or invalidate our patents, or our patents may fail to provide us with any competitive advantages. If any third party is able to gain intellectual property protections for technology similar to our own, they may be successful in blocking us and our licensees from commercializing our products.

Not all of our proprietary technology is eligible for patent protection and a significant portion of our various proprietary technologies rely upon trade secret protection.  We have taken security measures to protect our proprietary information including confidentiality agreements with employees, collaborators and consultants.  Nevertheless, these measures may not provide adequate protection for our trade secrets or other proprietary information as employees, collaborators or consultants may still disclose our proprietary information. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

The enforceability of patents involves numerous technical issues and, therefore, the extent of enforceability cannot be guaranteed. Issued patents and patents issuing from pending applications may be challenged, invalidated or circumvented. Moreover, the United States Leahy-Smith America Invents Act, enacted in September 2011, brought significant changes to the U.S. patent system, which include a change to a “first to file” system from a “first to invent” system and changes to the procedures for challenging issued patents and disputing patent applications during the examination process, among other things. The effects of these changes on our patent portfolio and business have yet to be determined, as the final substantive provisions of the America Invents Act took effect on March 16, 2013. The United States Patent and Trademark Office (the “USPTO”), only recently finalized the rules relating to these changes and the courts have yet to address the new provisions. These changes could increase the costs and uncertainties surrounding the prosecution of our patent applications and the enforcement or defense of our patent rights. Additional uncertainty may result from legal precedent handed down by the United States Court of Appeals for the Federal Circuit and United States Supreme Court as they determine legal issues concerning the scope and construction of patent claims and inconsistent interpretation of patent laws by the lower courts. Accordingly, we cannot ensure that any of our pending patent applications will result in issued patents, or even if issued, predict the breadth of the claims upheld in our and other companies’ patents. Given that the degree of future protection for our proprietary rights is uncertain, we cannot ensure that we were the first to invent the inventions covered by our pending patent applications, we were the first to file patent applications for these inventions or the patents we have obtained.

In addition, Dyadic continues to review our existing patent portfolio.  Based on our analysis of annuity fees against potential commercial opportunities and patent enforceability, we have abandoned certain patents in some countries.  There is a risk that we are abandoning potentially valuable patents.

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and resources and could prevent us from commercializing our technologies or impact our stock price.

Our commercial success depends in part on neither infringing patents and proprietary rights of third parties, nor breaching any licenses that we have entered into with regard to our technologies and products.  Others have filed, and in the future are likely to file, patent applications covering genes or gene fragments and other intellectual property that we may wish to utilize with C1 Expression System or products and systems that are similar to those developed with its use.  If these patent applications result in issued patents and we wish to use the claimed technology, we may need to obtain a license from the appropriate third party.

Third parties may assert that we are employing their proprietary technology without authorization. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes these patents. We could incur substantial costs and diversion of management and technical personnel in defending ourselves against any of these claims or enforcing our patents and other intellectual property rights. Parties making claims against us may be able to obtain injunctive or other equitable relief, which could effectively block our ability to further develop, commercialize and sell products, and could result in the award of substantial damages against us.  If a claim of infringement against us is successful, we may be required to pay damages and obtain one or more licenses from third parties.  In the event that we are unable to obtain these licenses at a reasonable cost, we could encounter delays in product commercialization while we attempt to develop alternative methods or products.  Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.

We do not fully monitor the public disclosures of other companies operating in our industry regarding their technological development efforts.  If we did evaluate the public disclosures of these companies in connection with their technological development efforts and determined that they violated our intellectual property or other rights, we would anticipate taking appropriate action, which could include litigation.  The outcome of any action we take to protect our rights may not be resolved in our favor or may not be resolved for a lengthy period of time resulting in substantial costs and diversion of management and technical personnel.

In addition, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our intellectual property is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technologies, particularly in certain foreign countries where the local laws may not protect our proprietary rights as fully as in the United States. Moreover, third parties could practice our inventions in territories where we do not have patent protection. Such third parties may then try to import into the United States or other territories products, or information leading to potentially competing products, made using our inventions in countries where we do not have patent protection for those inventions. If competitors are able to use our technologies, our ability to compete effectively could be harmed. Moreover, others may independently develop and obtain patents for technologies that are similar to or superior to our technologies. If that happens, we may need to license these technologies, and we may not be able to obtain licenses on reasonable terms, if at all, which could harm our business.

In the normal course of our business we generate patentable technologies that we believe will be of value to us.   In this case, we carry out detailed patent review and if appropriate, submit a patent application.  Once this application is accepted, Dyadic is then required to pay a “maintenance” fee in each jurisdiction in which that patent was filed.  From time-to-time, during our patent portfolio reviews, we will decide to abandon one, or maybe several patents that we do not see as having commercial viability or value to Dyadic now or in the future.

We may not be able to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to synthetic biology. This could make it difficult for us to stop the infringement of our patents or misappropriation of our other intellectual property rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

We may be forced to sue third parties for patent infringement or to enforce our agreements with our licensees and collaborators.

Any litigation or proceedings that we were to initiate against a third party to enforce a patent claiming one of our technologies could result in significant legal fees and other expenses, diversion of management’s time, and disruption in our business. In addition, the outcome of any such patent, contract or related litigation is unpredictable. There is a chance that the defendant could counterclaim alleging that our patent is invalid and/or unenforceable. In the event that a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would be unable to exclude others from practicing the inventions claimed therein. Even if our patent rights are found to be valid and enforceable, patent claims that survive litigation could result in loss of patent scope. Loss of patent protection or changes in patent terms could harm our ability to compete and have an adverse impact on our business, financial condition and results of operations. In addition, in the event of any disputes with our collaborators or licensees, we may be required to take legal action to enforce our agreements. We recently withdrew a notice of breach we provided to our licensee Codexis regarding a dispute over the Codexis License Agreement. If we are unable to protect our rights under our licensing, collaboration or other agreements, our business may be harmed.

Confidentiality agreements with employees and others may not adequately prevent disclosures of trade secrets and other proprietary information.

We rely in part on trade secret protection to protect our confidential and proprietary information and processes. However, trade secrets are difficult to protect. We have taken measures to protect our trade secrets and proprietary information, but these measures may not be effective. We require employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. Nevertheless, our proprietary information may be disclosed, third parties could reverse engineer our biocatalysts and others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may be sued for product liability.

We may be held liable if any product we develop, or any product which is made with the use or incorporation of, any of our technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. These claims could be brought by various parties, including other companies who purchase products from our collaborators or by the end users of the products.

While we maintain product liability insurance, it may not fully cover all of our potential liabilities and our liability could in some cases exceed our total assets, which would have a material adverse effect on our business, results of operations, financial condition and cash flows, or cause us to go out of business. Further, insurance coverage is expensive and may be difficult to obtain, and may not be available to us or to our collaborators in the future on acceptable terms, or at all.  Inability to obtain sufficient insurance coverage at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products developed by us, or our collaborators.

International unrest or foreign currency fluctuations could adversely affect our results.

For the year ended December 31, 2013 and 2012, international sales accounted for approximately 85% and 89% of our net sales, respectively. Our key international markets are the European Union, the former Soviet Union, Peoples Republic of China, including Hong Kong, and India. Our international sales are made through international distributors and their wholly owned subsidiaries, and direct to end-user plants with payments to us, in many cases, denominated in currencies other than U.S. dollars. In the conduct of our business, in certain instances, we are required to pay our obligations in currencies other than U.S. dollars. Accordingly, we are exposed to changes in currency exchange rates with respect to our international sales and payment obligations. We incurred a currency gain of $83,000 and a gain of $28,000, for the year ended December 31, 2013 and 2012, respectively.

Fluctuations in currency exchange rates have in the past and may in the future negatively affect our ability to price competitively against products denominated in local currencies.  Also, changes in foreign currency exchange rates may have an adverse effect on our financial position and results of operations as expressed in U.S. dollars.  Our management monitors foreign currency exposures and may, in the ordinary course of business, enter into foreign currency forward contracts or options contracts related to specific foreign currency transactions or anticipated cash flows.  We do not hedge, and have no current plans to hedge in the future, the translation of financial statements of consolidated subsidiaries whose local books and records are maintained in foreign currency.

In addition, the imposition of duties or other trade barriers, trade embargoes, acts of terrorism, wars and other events outside our control may adversely affect international commerce and impinge on our ability to manufacture, transport or sell our products in international markets.

Significant fluctuations in commodity availability and price could have a negative effect on demand for our enzyme products.

Our product lines may be directly or indirectly dependent upon the pricing of commodities and, therefore, may be subject to changes in availability and price of commodities such as oil, soybean meal, corn, corn stover, wheat, wheat straw, barley, sucrose, bagasse and ethanol in our biofuel processing product line, and poultry and animal health in our nutrition product line. Competitive conditions, government regulations, natural disasters and other events could limit the production of our customers’ products that use our enzymes. In addition, concerns about international crises, such as the spread of severe acute respiratory syndrome (“SARS”), avian influenza, or bird flu, and West Nile viruses, have impacted our business in the past and may have an adverse effect on the world economy. These concerns could adversely affect our sales, profitability and business operations, or the operations of our collaborators, our contract manufacturer and our suppliers. As a result, the price and availability of the raw materials used, or the end products which our enzymes are used to produce, may fluctuate substantially, and could significantly impact both the demand for, and average sales price of, our enzymes. Such fluctuations may result in reduced volumes of our enzymes being used, or may result in our enzymes not being used at all. We have experienced fluctuations in the pricing and availability of raw materials used in the fermentation process; such fluctuations may negatively impact our business. Any of these factors may materially and adversely affect our business, financial conditions and results of operations.

The price of alternative feedstock such as corn, wheat and sugar cane have come down dramatically and this makes first generation biofuel and biobased chemical made from food based sugars more competitive  than they were in the past and there is no guaranty that such commodities will return to the price levels that will make second generation cellulosic sugars competitive with first generation sugar from such crops, without subsides.

Further advancements in agronomy have led to and are expected to lead to better yields and even lower cost of first generation sugar from corn, wheat,  sugar cane or other energy crops may limit demand for 2nd generation biofuels.

In 2009, we entered into a cease and desist order with the SEC relating to, among other things, our internal controls. If we fail to improve or maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to satisfy our reporting obligations and impair our ability to prevent or detect fraud.

On June 4, 2009, we entered into a cease and desist order with the SEC relating to our alleged ineffective internal controls at our Asian subsidiaries, which we abandoned in 2007. In April 2007, we became aware of alleged improprieties at our Asian subsidiaries. In connection with these events, we entered into a cease and desist order with the SEC. Since entering into the cease and desist order, the Company has worked to remediate and improve its internal controls and has a new Chief Financial Officer and auditor in place. For example, the Company has centralized financial reporting, the Company’s audit committee meets quarterly and an independent financial expert consults with our audit committee to the review the Company’s financial statements. The process of implementing our internal controls and complying with required procedures is expensive and time consuming, and requires significant attention from management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future.

In addition, any testing conducted by us, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Inferior internal controls or further regulatory action could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock and could materially and adversely affect our business.

Our ability to use our net operating loss carryforwards (“NOLs”) to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs, to offset future taxable income. If the Internal Revenue Service challenges our analysis that our existing NOLs are not subject to limitations arising from previous ownership changes, our ability to utilize NOLs could be limited by Section 382 of the Internal Revenue Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Internal Revenue Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. For these reasons, we may not be able to utilize a material portion of the NOLs reflected in our financial statements, even if we attain profitability.

Risks Related to Our Common Stock

The price of our shares of common stock is likely to be volatile, and you could lose all or part of your investment.

The trading price of our common stock has been, and is likely to continue to be, volatile. Since January 1, 2012 through June 30, 2014, the price of our common stock has fluctuated from a high of $2.25 per share to a low of $0.77 per share.  The trading prices of biotechnology and renewable energy company stocks in general tend to experience extreme price fluctuations.  The valuations of many biotechnology and renewable energy companies without consistent product sales and earnings are extraordinarily high based on conventional valuation standards such as price-to-earnings and price-to-sales ratios. These trading prices and valuations may not be sustained.  Any negative change in the public’s perception of the prospects of biotechnology and renewable energy companies could depress our stock price regardless of our results of operations.  Other broad market and industry factors such as market fluctuations, as well as general political and economic conditions such as war, recession or changes in interest and currency rates may also decrease the trading price of our common stock.  Other factors that may result in fluctuations in our stock price include, but are not limited to, the following:

•	Announcements of new technological innovations, patents or new products or processes by us or our competitors;
•	Announcements by us or our licensees and collaborators relating to our relationships or either of our relationships with other third parties;
•	Changes in financial estimates by securities analysts;
•	Conditions or trends in the biotechnology industry;
•	Changes in the market valuations of other biotechnology companies;
•	Limitations on the markets into which we can leverage our C1 Expression System;

•	Actual or anticipated changes in our growth rate relative to our competitors;
•	Developments in domestic and international governmental policy or regulations;
•	Announcements by us or our competitors of significant acquisitions, divestures, strategic partnerships, license agreements, joint ventures or capital commitments;
•	The position of our cash, cash equivalents and marketable securities;
•	Any changes in the terms and conditions of our debt, or the non-renewal of our debt;
•	Developments in patent or other proprietary rights held by us or by others;
•	Negative effects related to the stock or business performance of our licensees, or the abandonment of projects using our technology by our licensees;
•	Scientific risks inherent to emerging technologies such as our C1 Expression System;
•	Set-backs, and/or failures, and or delays in our or our licensees’ R&D and commercialization programs;
•	Delays or failure to receive regulatory approvals by us and/or our licensees;
•	Loss or expiration of our intellectual property rights;
•	Lawsuits initiated by or against us;
•	Period-to-period fluctuations in our operating results;
•	Future royalties from product sales, if any, by our strategic partners;
•	Sales of our common stock or other securities in the open market;
•	Stock buy-back programs;
•	Stock splits; and
•	Setbacks, and/or failures, delays or negative result in our lawsuit we filed against our former professional service providers.

In the past, stockholders have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities.  In 2007, a stockholder filed a securities class action suit against us, which we settled on July 27, 2010. If a stockholder files a securities class action suit against us, as previously occurred in 2007, we would incur substantial legal fees and our management’s attention and resources would be diverted from operating our business to responding to litigation.

The market price of our common stock has in the past been, and is likely to continue to be, subject to significant fluctuations. In addition to events related to our operating performance, the stock markets in general have experienced substantial volatility related to general economic conditions and may continue to experience volatility for some time. These broad market fluctuations may also adversely affect the trading price of our common stock.

Our quarterly and annual operating results may be volatile.

Our quarterly and annual operating results have fluctuated in the past and are likely to do so in the future.  These fluctuations could cause our stock price to vary significantly or decline.  Some of the factors that could impact our operating results include:

•	Expiration of research contracts with collaborators and/or licensees, which may not be renewed or replaced;
•	Setbacks or failures in our and our collaborators and licensees research, development and commercialization efforts;
•	The success rate of our discovery, and development efforts leading to milestones and royalties;
•	The timing and willingness of collaborators and licensees to commercialize their products which would result in royalties;
•	General and industry specific economic conditions, which may affect our collaborators’ and licensees’ R&D expenditures;
•	The adoption and acceptance of our industrial enzymes and other products by customers of our industrial enzyme business;
•	The adoption and acceptance of the Dyadic C1 Expression System by bioenergy, biotechnology and pharmaceutical companies;
•	The introduction by our competitors of new industrial enzyme products or lower prices of existing products to our industrial enzyme business’s customers;
•	The addition or loss of one or more of the collaborative partners or licensees we are working with to commercialize our products in the biofuel and bio-based chemicals markets, biopharmaceutical, as well as for our food and animal health and nutrition businesses;
•	Ability to file, maintain and defend our intellectual property and to protect our proprietary information and trade secrets;
•	Develop technology, products and processes that do not infringe on the intellectual property of third parties;
•	The introduction by our competitors of new expression technologies competitive with our C1 Expression System and new screening technologies competitive with our HTS technology;
•	The ability to enter into new licenses and generate revenue from such licenses;
•	Scientific risk associated with emerging technologies such as our C1 Expression System;
•	Disruption in our manufacturing capacity or failure to bring on the additional manufacturing capacity required to meet our projected growth;
•	Uncertainty regarding the timing of upfront license fees for new C1 Expression System license agreements or expanded license agreements;
•	Delays or failure to receive milestones and royalties and other payments; and
•	The expenses incurred as a result of our lawsuit we filed against our former professional service providers which have and are anticipated to fluctuate greatly quarter to quarter.

A large portion of our expenses are relatively fixed, including expenses for facilities, equipment and personnel. Accordingly, if sales decline or do not grow as anticipated due to the expiration of research contracts or government research grants, we fail to obtain new contracts, or other factors, we may not be able to correspondingly reduce our operating expenses.  Failure to achieve anticipated levels of sales could, therefore, significantly harm our operating results for a particular fiscal period. However, in 2014 we will continue to incur professional service fees related to the expert witnesses and court reporter in our lawsuit against our former professional service providers. If this case is not settled at the court ordered mediation, which is now set for November 10th  and 11th  2014 , we would expect significant professional service fees related to expert witnesses testimony, court reporter and other expenses to continue during 2015.

Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not necessarily a good indication of our future performance. Our operating results in some quarters may not meet the expectations of stock market analysts and investors causing our stock price to possibly decline.

We do not expect to pay cash dividends in the future.

We have never paid cash dividends on our stock and do not anticipate paying cash dividends on our stock in the foreseeable future. The payment of dividends on our shares, if ever, will depend on our earnings, financial condition and other business and economic factors deemed relevant for consideration by our board of directors.  If we do not pay dividends, our stock may be less valuable because a return on investment will only occur if and to the extent that our stock price appreciates, and if the price of our stock does not appreciate, then there will be no return on investment.

Our anti-takeover defense provisions may deter potential acquirers and depress our stock price.

Certain provisions of our certificate of incorporation, bylaws and Delaware law, as well as certain agreements we have with our executives, could be used by our incumbent management to make it substantially more difficult for a third party to acquire control of us. These provisions include the following:

•	We may issue preferred stock with rights senior to those of our common stock;
•	We have a classified board of directors;
•	Action by written consent by stockholders is not permitted;
•	Our board of directors has the exclusive right to fill vacancies and set the number of directors Cumulative voting by our stockholders is not allowed; and
•	We require advance notice for nomination of directors by our stockholders and for stockholder proposals.

These provisions may discourage certain types of transactions involving an actual or potential change in control. These provisions may also limit our stockholders’ ability to approve transactions that they may deem to be in their best interests and discourage transactions in which our stockholders might otherwise receive a premium for their shares over the current market price.

Concentration of ownership among our existing officers, directors and principal stockholders may prevent other stockholders from influencing significant corporate decisions and depress our stock price.

Our officers, directors and principal stockholders together control approximately 52% of our outstanding common stock as of December 31, 2013. Our founder and chief executive officer, Mark Emalfarb, through the Mark A. Emalfarb Trust under agreement dated October 1, 1987, as amended (the “MAE Trust”) of which he is the trustee and beneficiary, owned approximately 20% of our outstanding common stock as of December 31, 2013. Further, the Francisco Trust U/A/D February 28, 1996 (the “Francisco Trust”), whose beneficiaries are the spouse and descendants of Mark A. Emalfarb, owned approximately 12% of our outstanding common stock as of December 31, 2013.  We have historically been controlled, managed and principally funded by Mark A. Emalfarb, our Chief Executive Officer, and affiliates of Mr. Emalfarb. Collectively, Mr. Emalfarb and stockholders affiliated with Mr. Emalfarb controlled approximately 32% of our common stock. Pursuant to a divorce decree dated March 18, 2014, 3,427,688 shares of Dyadic common stock, and 207,904 stock options previously held by the Mark A Emalfarb Trust were transferred to Lisa K. Emalfarb in April 2014.

Mr. Emalfarb may be able to control or significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of Mr. Emalfarb may not always coincide with the interests of other shareholders, and he may take actions that advance his personal interests and are contrary to the desires of our other shareholders.

If our existing officers, directors and principal stockholders act together, they will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.  In addition, this concentration of ownership may delay or prevent a change in control and might affect the market price of our shares, even when a change may be in the best interests of all stockholders.  Certain of our principal stockholders may elect to increase their holdings of our common stock, which may have the impact of delaying or preventing a change of control. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders, and, accordingly, they could cause us to enter into transactions or agreements, which we would not otherwise consider.

We are indebted to our largest stockholders.

As of December 31, 2013, we owed the MAE Trust indebtedness of approximately $1.4 million under a secured note payable and $1.0 million under certain convertible subordinated debt.  All of our assets are mortgaged or pledged to secure the notes payable owed to the MAE Trust.  Pursuant to a divorce decree dated March 18, 2014, the $1.4 million note was transferred to Lisa K. Emalfarb on April 1, 2014.  All of our assets are also pledged for convertible subordinated debt of $6.8 million, as of December 30, 2013, owed by the Company to certain debt holders.  The Pinnacle Family Trust holds $3.8 million of the convertible subordinated debt. Approximately $1.9 million of the 2010 Notes and the 2011 Notes are held by four related interests, which include members of management and the board of directors, as well as another related party.   If we were unable to generate sufficient cash flow or otherwise obtain funds necessary to pay this indebtedness when due, we would be in default, and these debt holders would have the right to foreclose on the liens and security interests that secure the debt.  Further, this indebtedness is transferable to third parties. In addition, we may decide to refinance our related party indebtedness through secured borrowings from banks or other commercial lenders.  Any transferee or new lender that is not a related party may not have the same attitude about any failure on our part to meet our binding repayment obligations as the existing related party note holders.  The maturity date of this debt has been extended each year to 2013, 2014, and most recently to 2015, but there is no guaranty that we will be able to extend the maturity date of this debt in the future.  Debt in the amount of $6.8 million is callable by the Company any time after March 31, 2014 without penalty with 30 days’ notice.

If securities or industry analysts do not commence the publication of research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock in a negative manner, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Future sales of shares of our common stock may negatively affect our stock price.

The sale of additional shares of our common stock, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of December 31, 2013, there were 34,028,245 shares of our common stock outstanding. Approximately 52% of these shares are beneficially owned or controlled by our executive officers, directors and principal stockholders.  Shares held by our affiliates and certain of our directors, officers and employees are “restricted securities” as defined by Rule 144 (“Rule 144”) of the Securities Act of 1933, as amended (the “Securities Act”) and subject to certain restrictions on resale. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144.

Our common stock has a relatively small public float. As a result, sales of substantial amounts of shares of our common stock, or even the potential for such sales, may materially and adversely affect prevailing market prices for our common stock. In addition, any adverse effect on the market price of our common stock could make it difficult for us to raise additional capital through sales of equity securities. Further, our licensee Abengoa is a significant holder of shares of our common stock. Abengoa owns 2,136,852 shares of our common stock. Abengoa purchased such shares on October 26, 2006. Because Abengoa has held such shares for over one year, they may engage in future sales under Rule 144, which could negatively affect our stock price.

Pursuant to a divorce decree dated March 18, 2014, Lisa K. Emalfarb, the former spouse of Mark A. Emalfarb, received 3,427,688 shares of common stock and 207,904 stock options, which were  transferred in April 2014 from common stock held by the MAE Trust, as well as, certain options to purchase additional shares earned by Mr. Emalfarb prior to November 30, 2012. Shares of our common stock held by Ms. Emalfarb may be considered “restricted securities” as defined under Rule 144 and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. Rule 144 provides that a person who is not an affiliate and has held restricted securities for a prescribed period of at least six months if purchased from a reporting issuer or 12 months if purchased from a non-reporting Company, may, under certain conditions, sell all or any of his or her shares without volume limitation, in brokerage transactions. However, Ms. Emalfarb may be able to “tack” her holding period pursuant to Rule 144 and therefore sell her shares immediately and not subject to any holding period pursuant to Rule 144. Ms. Emalfarb may be deemed to be an “affiliate,” in which case she may not sell shares in excess of 1% of the Company’s outstanding common stock each three months. Additionally, for non-reporting issuers, if Ms. Emalfarb is deemed to be an “affiliate,” certain company information, including information regarding the nature of its business, the identity of its officers and directors, and its financial statements, must be publicly available for her to sell her shares under Rule 144. As a result of revisions to Rule 144 which became effective on February 15, 2008, there is no limit on the amount of restricted securities that may be sold by a non-affiliate (i.e., a stockholder who has not been an officer, director or control person for at least 90 consecutive days) after the restricted securities have been held by the owner for the aforementioned prescribed period of time. A sale by Ms. Emalfarb under Rule 144 or under any other exemption from the Securities Act, if available, or pursuant to registration of shares of common stock, may have a depressive effect upon the price of our common stock.

We incurred significant costs as a result of our uplisting on the OTCQX U.S. Premier marketplace, and those costs will increase proportionately higher if, as and when we become a fully reporting company and our management will be required to devote substantial time to compliance requirements.

As a company quoted on the OTCQX U.S. Premier marketplace, we incur significant legal, accounting and other expenses that we did not incur previously. In addition, the OTCQX Alternative Reporting Standards impose various requirements on companies that require our management and other personnel to devote a substantial amount of time to compliance initiatives. These costs will further increase if, as and when we become a fully reporting company under the Exchange Act.

We may in the future seek to list our common stock on the NASDAQ Stock Market or another stock exchange. However, we do not currently meet the listing standards for listing on any national securities exchange. During the period that our common stock is quoted on the OTCQX U.S. Premier or any other over-the-counter system, an investor may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock than would be the case if and when we list on the NASDAQ Stock Market or another stock exchange.

In addition, if we fail to meet the criteria set forth in certain SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital.

We may not be able to meet the initial listing standards of any stock exchange, correctly predict the timing of such listing or, if listed, maintain such a listing.

We will incur significant costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as related rules implemented by the SEC, impose various requirements on public companies that require our management and other personnel to devote a substantial amount of time to compliance initiatives.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management evaluate effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 requires that we incur substantial accounting expense and expend significant management time on compliance-related issues. Moreover, if we are not able to maintain compliance with the requirements of Section 404, our stock price could decline, and we could face sanctions or investigations, or other material adverse effects on our business, reputation, results of operations, financial condition or liquidity.

If the SEC does not declare this Registration Statement effective or otherwise delays the effectiveness of this Registration Statement, the Company may be negatively affected and stockholders may not be able to sell shares in the amounts or at the times they might otherwise to.

Although the Company has undertaken the steps it believes are necessary to permit the SEC to declare this Registration Statement effective, it is possible that the SEC may, by application of its policies or procedures, delay the effectiveness of the Registration Statement or make it impractical for the Company to respond to the SEC in a manner that permits it to declare the Registration Statement effective. If the Registration Statement is not declared effective, the Company may be negatively affected and stockholders will need to rely on exemptions from the registration requirements of the Securities Act, such as Rule 144. Such exemptions typically limit the amount of shares that can be sold, require that shares be sold in certain types of transactions, require certain holding periods and limit the number of times that shares can be sold.

Item 2. Financial Information

Selected Financial Information

The following table provides selected historical consolidated financial data as of and for the periods shown. The data as of and for the fiscal years ended December 31, 2013 and  2012 have been derived from our audited consolidated financial statements for those dates and periods. The data as of and for the six months ended June 30, 2014 and 2013 have been derived from the condensed consolidated financial statements for those periods and dates.   The selected financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and related notes provided in Item 13 of this Form 10 registration statement.  Our historical results are not necessarily indicative of the results that may be expected in the future.

Selected financial data for the six months ended June 30, 2014 and 2013 and for the year ended, as of December 31, 2013 and 2012:

	June 30,		December 31,
	2014	2013	2013	2012
Total Revenues from Operations	$6,046,715	$9,562,606	$17,134,741	$15,601,720
Gross Profit	1,909,411	5,664,604	8,030,784	7,985,498
Income (Loss) from Operations	(2,945,317)	2,236,709	556,502	1,588,342
Net Income (Loss)	(3,247,851)	1,862,084	(428,050)	1,349,497
Cash provided by (used in) Operations	$(4,468,117)	$3,066,768	$5,095,854	$365,172

Cash Share data:
Shares – Basic	34,036,295	32,135,525	32,797,253	31,608,841
Shares – Diluted	34,036,295	34,175,467	32,797,253	34,225,590
EPS – Basic	$(0.10)	$0.06	$(0.01)	$0.04
EPS – Diluted	$(0.10)	$0.05	$(0.01)	$0.04

Assets
Current Assets	$9,994,262	$14,452,927	$13,852,496	$11,945,791
Property, Plant and Equipment, Net	557,009	397,766	504,781	393,860
Intangible Assets, Net	581,896	535,386	566,867	525,224
Other Assets	35,222	148,153	16,173	16,173
Total Assets	$11,168,389	$15,534,232	$14,940,317	$12,881,048

Liabilities
Current Liabilities	$3,169,958	$2,886,186	$4,129,157	$2,668,965
Short-term Debt	8,242,941	-	-	1,424,941
Long-term Debt	-	8,242,941	8,242,941	7,000,000
Total Liabilities	$11,412,899	$11,129,127	$11,412,899	$11,093,906

Stockholders’ Equity	$(244,510)	$4,405,105	$2,568,219	$1,787,142

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this registration statement.  The discussion may contain forward-looking statements based on current expectations that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this registration statement.

Overview

Dyadic International, Inc. is a global biotechnology company based in Jupiter, Florida, with our research center in Wageningen, The Netherlands.  We use our patented and proprietary technologies to conduct research, development and commercial activities for the discovery, development, manufacture and sale of enzymes and other proteins for the bioenergy, bio-based chemical, biopharmaceutical and industrial enzyme industries. Dyadic utilizes, among other proprietary technologies, the C1 Expression System, an integrated technology platform based on its patented and proprietary C1 microorganism. The C1 Expression System enables the development and large scale manufacture of low cost enzymes and other proteins for diverse market opportunities. The technology can also be used to screen for the discovery of novel genes.

Strategy

We expect to generate revenues by leveraging our C1 Expression System and other technologies by: (i) conducting R&D projects to develop C1-based products for ourselves and for third parties; (ii) entering into collaborations, license agreements, joint ventures or other business arrangements to collect technology access fees, milestone payments, royalties, profit sharing and other fees; (iii) selling enzyme products, produced using Trichoderma and our C1 Expression System, and buying and reselling enzymes we purchase from third parties to both current markets and future markets to customers, through distributors or for customer-collaborators; and/or (iv) obtaining grants from the United States government, foreign governments or other agencies. Our technologies have the potential for commercial applications in multi-billion dollar opportunities across diverse end markets, and we currently are focused on:

Biofuels and bio-based chemicals (including bioethanol, biodiesel, renewable plastics and polymers as replacements for petroleum-based products, and a variety of bio-based chemicals such as acrylic acid, succinic acid, butanediol, phthalate, solvents, and nutritious oils such as Omega 3).  Our C1 enzyme technology is being developed for use in the conversion of natural fibers (biomass) into fermentable sugars, which are subsequently fermented into ethanol our other bio-based products. Our current product offering, the CMAX product line, along with the C1-based enzymes developed by our licensees Abengoa and Codexis, are recognized for their excellent performance characteristics at converting natural fibers (biomass) such as corn stover, and wheat straw into fermentable sugars and through our continued research efforts we expect to continue developing even better performing CMAX enzymes at lower manufacturing costs. As we are generally focused on a licensing and collaboration model in this nascent industry, with the first commercial scale facility using our C1 technology expected to come online this year.  We do not currently have significant direct sales of our CMAX products, however, we have established our market position with our licensee Abengoa and our more recent collaborator CIMV:

●	Abengoa, our licensee, is anticipated to begin operations at its 25 million gallon advanced biofuels plant in Hugoton, Kansas in the fourth quarter of 2014. We expect this facility to generate a milestone and begin to earn initial royalties as the Hugoton plant starts up for Dyadic by the end of 2014. This milestone has been achieved in July and we received the licensing milestone payment of $500,000 in September 2014.

●	CIMV, a recent collaborator of ours, is recognized as potentially having innovative technologies to process biomass, to create a fully integrated system to produce environmentally low impact biofuels and bio-based chemicals. Dyadic anticipates supplying enzymes to CIMV’s planned 2015 demonstration plant and licensing its C1 technology for on-site production of enzymes at CIMV’s future commercial scale plants

Biopharmaceuticals (including therapeutic proteins, vaccines, monoclonal antibodies, biogenerics and other biologics used in the treatment of many diseases) – We believe that the biopharmaceutical industry is in need of novel expression systems like our C1 Expression System to address certain challenges in the market today in developing and producing biologics. Using novel expression systems such as C1, drug developers have another alternative organism that may be able to sufficiently express therapeutic proteins, vaccines, monoclonal antibodies and other biologics which may be stuck in their development programs because of the lack of expression levels with the more common expression systems. We believe that pharmaceutical companies might find C1, among the novel, cutting-edge expression systems available, and to potentially become one of the more attractive because of its long track record in industrial enzyme development and manufacturing, its robust growth and fermentation characteristics, and its ability to be readily programmed and easily scaled. However, using the C1 Expression System for biopharmaceutical applications should be considered an early-stage endeavor. We have been working with Sanofi Pasteur since 2011.  The second project is an exploratory project which began in 2014.

●	Sanofi, a collaborator, has worked with us to try and develop a method to produce a certain vaccine using the C1 expression system that is in the R&D phase. In addition to prior funded R&D, we have the potential for additional R&D funding, milestone payments and other opportunities should the research project be continued and the subsequent technology transfer be successful.

Industrial (enzymes for the animal feed, pulp and paper, textiles, food and beverage and other end markets) – Enzymes for industrial applications represent our oldest and largest business segment. Already a $5 billion global market in 2013, we believe enzymes will continue to replace existing technologies due to the precision that biocatalysts potentially demonstrate relative to existing chemical approaches.  We currently operate a small enzyme business selling proprietary products to approximately 100 customers in 35 different countries. The business grew 25% year-over-year in 2013 versus 2012, and grew 28% year-over-year in the six months ending June 30, 2014 versus the six months ending June 30, 2013.  We don’t expect that the second half of this year will see the same growth rate as the second six month period in 2013 saw substantial growth vs the second half of year 2012. While the majority of our existing enzyme sales are from our historical non-GMO Trichoderma technology, we are currently focused on developing cutting-edge new products based on our C1 Expression System. While we may release next generation products for industrial applications such as textiles and pulp and paper sooner, we expect our major new product introductions to happen no earlier than 2017 due to development cycles and registration requirements for the animal feed and food and beverage industries. Our primary licensees, BASF and the animal health company described in the “Business Overview” section of this document, represent two critical components to our strategy in the Industrial market.

●	BASF, one of our licensees, is currently developing commercial products using the C1 Expression System by both funding research at Dyadic and through, we believe, their internal efforts. Products developed using the C1 Expression System for BASF will have access to one of the world’s foremost sales, marketing and distribution organizations to commercialize these products in a number of end markets. For example, BASF is already a market leader in animal feed and detergent enzymes.

●	Our Animal Health Licensee began work with Dyadic in 2011 to develop a next-generation enzyme to potentially replace their market leading product. We continue to refine that product through funded R&D and hope they will commercialize this product within the next few years. Together BASF and our animal health licensee already represent a significant portion of animal feed enzyme market, and we hope to facilitate their growth and receive milestone and royalties upon their commercialization of their products.

We believe in the saying that “The expression system is not everything, but everything is nothing without a good expression system.” Based on our academic and commercial collaborations, we believe experts in academia and industry regard Dyadic’s C1 Expression System to be among the foremost expression systems in the world. We have licensed, on a non-exclusive basis, our C1 Expression System to some of the world’s largest and most renowned companies in their respective fields of applications. We believe that utilizing our C1 Expression System may be the critical differentiator in allowing Dyadic, our collaborators and licensees to compete against much larger rivals in these technology-driven markets.

Results of Operations

Comparison of six months ended June 30, 2014 (unaudited) and six months ended June 30, 2013 (unaudited)

Revenue
	Six Months Ended June 30,
Total Revenue by Product:	2014	2013
Product Related Revenue, Net	$4,916,724	$3,837,358
License Fee	-	5,000,000
Research and Development ("R&D")	1,129,991	725,248
Total Revenue	$6,046,715	$9,562,606

In the six months ending June 30, 2013 and June 30, 2014 we derived revenue from three sources: (i) from the sale of our proprietary Trichoderma, C1-related enzyme products and enzyme products we buy and resell from third parties, (ii) from licensing of our technology to third parties; and (iii) from funded R&D projects with third parties, both public and private.

●	Net product related revenue increased 28% primarily due to growth in the animal health and nutrition, starch and alcohol, and brewing product segments in the Americas and Europe regions, partially offset by revenue declines in Asia Pacific due to rationalization of low margin products.

●	The decrease in licensing fees is due to no new license agreements in 2014 compared to the payment received in 2013 for the agreement with BASF. The BASF license agreement revenue is recognized in the USA.

●	R&D revenue increased 56% due to due to a key project reaching certain milestone expectations earlier than targeted, and several new projects initiated in 2014, which were enabled by the recent expansion of the Company's R&D center in the Netherlands. R&D revenue is recognized in Europe.

	Six Months Ended June 30,
Total Revenue by Geography:	2014	2013
Americas	$1,529,690	$1,368,773
Asia Pacific	622,841	784,344
Europe	3,894,184	7,409,489
Total Revenue	$6,046,715	$9,562,606
Germany represented 10% or more of our total revenue in each period presented.  Revenue in Germany totaled $1,113,578 in 2014 and $5,151,800 in 2013.  The United States represents 10% or more of our total revenue in 2014 only. Revenue in the United States totaled $1,076,523 in 2014. Belgium represented 10% or more of our total revenue in 2014 only. Revenue in Belgium totaled $1,000,603 in 2014.
●	The increase in the Americas revenue of $160,917, or 12%, is primarily due to organic growth and two new product related accounts.
●	The decrease in Asia Pacific revenue of $161,503, or 21%, is primarily due to product rationalization of low margin products.
●	The decrease in Europe revenue of $3,515,305, or 47%, is primarily due to no new license agreement in 2014 as compared to $5,000,000 upfront fee received from BASF in 2013, which was partially offset by increased R&D revenue primarily related to the R&D efforts for the BASF contract and other R&D project activity.

Gross Profit

	Six Months Ended June 30,
Gross Profit and Margin:	2014	2013
Gross Profit	$1,909,411	$5,664,604
Gross Margin %	31.6%	59.2%

The gross profit decline of 66% for the first six months of 2014 versus the same period last year is due to the reduction in 100% gross margin license fee revenue of $5,000,000, partially offset by an increase in gross profit of $112,452 from product related revenue growth, an increase in gross profit of $106,043 from R&D revenue growth, continued productivity improvements of $747,497, and 2013 inventory obsolescence for product rationalizations of $278,815.

The gross margin percent decline of 27.6 percentage points is due to the 31.0 percentage point margin impact of the reduction in license fee revenue, partially offset by an increase in gross margin due to product related and R&D revenue growth, continued productivity improvements and 2013 inventory obsolescence for product rationalizations of 3.4 percentage points. Product related gross margin for the six months ended June 30, 2014 improved by 18.0 percentage points versus the same period a year ago, driven by improvements in our manufacturing processes, higher fermentation yields, reduced inventory obsolescence and other operational initiatives.

Operating Expenses
	Six Months Ended June 30,
Operating Expenses:	2014	2013
General and Administrative Expenses ("G&A")	$3,628,587	$2,405,739
Sales and Marketing Expenses	582,970	419,612
Research and Development Costs	655,171	569,494
Foreign Currency Exchange (Gain) Loss, Net	(12,000)	33,050
Sale of Fixed Assets (Gain) Loss	(19,755)	-
Total Selling, General and Administrative ("SG&A")	$4,834,973	$3,427,895
% of Revenues	80%	36%

Operating expenses increased by 41% to $4,834,973 versus the same period last year. The ratio of operating costs to sales was 80% reflecting an increase of 44 percentage points versus the same period last year.

●	General and Administration increased by 51%, representing 59% of revenues
●	Sales and Marketing increased by 39%, representing 10% of revenues
●	R&D increased by 15%, representing 11% of revenues
●	Foreign Currency Exchange (Gain) Loss, Net decreased by 136%, representing 0% of revenues

The increase in G&A expenses year over year is primarily due to the ongoing costs of legal representation and expert testimony in connection with our lawsuit against our former outside counsel of $600,000, a 2013 bad debt recovery of $300,000 and the additional investment in business development resources of $322,848. The increase in sales and marketing costs is due to additional sales resources and growth initiatives in Europe and the Americas. The increase in R&D is due to the expansion of our R&D facility in the Netherlands, and additional resources to support organic product development and improvements in the C1 Expression System Platform. The 2014 cost increases were offset by actions to reduce SG&A including the closure of our Greensboro, NC laboratory and strategic sourcing cost reduction initiatives. The decrease in foreign exchange is due to favorable currency fluctuations.

Other Income (Expense)

	Six Months Ended June 30,
Other Income (Expense):	2014	2013
Interest Income	$16,533	$3,016
Interest Expense	(338,822)	(339,641)

Total Other Income (Expense)	$(322,289)	$(336,625)

Net Income (Loss)
	Six Months Ended June 30,
	2014	2013
Net Income (Loss):	$(3,247,851)	$1,862,084
Net Income per share - Basic	$(0.10)	$0.06
Net Income per share - Diluted	$(0.10)	$0.05
Weighted average common shares - Basic	34,036,295	32,135,525
Weighted average common shares - Diluted	34,036,295	34,175,467

Based on the factors discussed above, the net loss for the six months ended June 30, 2014 was $3.2 million, or ($0.10) per basic and fully diluted share, as compared to a net income of $1.9 million, or $0.06 per basic and $0.05 per fully diluted share, for six months ended June 30, 2013.  Our net income relies strongly on licensing partnerships and other collaborations.  We believe that it is likely that if we do not sign another license deal, we will incur losses in the near term primarily because of our planned levels of R&D and additional general and administrative expenditures that will be necessary to grow the Bioenergy, Enzyme and Biopharmaceutical businesses and continued expenses and costs associated with the lawsuit against our former outside legal counsel and other related events.

The above net loss includes litigation related expenses of approximately $1.1 million for our lawsuit against our former outside legal counsel and other related events, which had a negative impact on earnings per share of $0.02 for both basic and fully diluted shares for the six months ended June 30, 2014, as compared to a negative impact of $455,000, or $0.01 for both basic and fully diluted share for the six months ended June 30, 2013.

Comparison of the year ended December 31, 2013 and the year ended December 31, 2012

Revenue

	Year Ended December 31,
Total Revenue by Product:	2013	2012
Product Related Revenue, Net	$9,800,767	$7,819,547
License Fee	6,000,000	5,500,000
Research and Development ("R&D")	1,333,974	2,282,173
Total Revenue	$17,134,741	$15,601,720

In 2012 and 2013 we derived revenue from three sources: (i) from the sale of our proprietary Trichoderma, C1-based enzyme products and enzyme products we buy and resell from third parties, (ii) from licensing of our technology to third parties; and (iii) from funded R&D projects with third parties, both public and private.

●
Net product revenue increased 25% primarily due to growth in the animal health and nutrition market segments, and the addition of two new customers and a product registration by a key animal feed account in Europe.

●
The increase in licensing fees is due to the $6,000,000 payment received in 2013 for the agreement with BASF as compared to the $5,500,000 received in 2012 for the agreement with Abengoa to expand their non-exclusive C1 license. License agreements are recognized in the USA.

●	R&D revenue decreased 42% due to start-up delays in certain external R&D projects and reallocation of resources to new product development initiatives related to the C1 technology platform.

	Year Ended December 31,
Total Revenue by Geography:	2013	2012
Americas	$3,710,754	$8,875,717
Asia Pacific	1,623,064	1,975,029
Europe	11,800,923	4,750,974
Total Revenue	$17,134,741	$15,601,720
Germany represents 10% or more of our total revenue in 2013 only.  Revenue in Germany totaled $6,397,184 in 2013.The United States represents 10% or more of our total revenue in each period presented. Revenue in the United States totaled $2,738,856 in 2013 and $7,565,464 in 2012. Belgium represented 10% or more of our total revenue in 2013 only. Revenue in Belgium totaled $1,760,570 in 2013.
●	The decrease in Americas revenue of $5,164,963, or 58%, is due to no licensing agreement in 2013 as compared to a license agreement of $5,500,000 with Abengoa in 2012. This was partially offset by product related growth, organic and two new accounts, in the USA.

●	The decrease in Asia Pacific revenue of $351,965, or 18%, is primarily due to rationalization of low margin products.

●	The increase in Europe revenue of $7,049,949, or 148%, is primarily due to the license agreement with BASF in 2013 as compared to license agreement in Europe in 2012, which was partially offset by the addition of two new customers and a new product registration by a key animal feed account partially offset by lower R&D revenue due to project completions.

Gross Profit

	Year Ended December 31,
Gross Profit and Margin:	2013	2012
Gross Profit	$8,030,784	$7,985,498
Gross Margin %	46.9%	51.2%

The gross profit improvement of 0.1% is due to the increase in 100% gross margin license fee revenue of $500,000 and an increase in gross profit from product related revenue of $390,220, partially offset by a reduction in gross profit of $398,244 from lower R&D revenue, higher manufacturing expenses and lower yields of $446,690.

The gross margin percent decline of 4.3 percentage points is due to unfavorable product line mix impact of 3.3 percentage points and higher manufacturing costs and lower yields impact of 2.6 percentage points, partially offset by the margin impact of 1.6 percentage points from additional licensing revenue.

Operating Expenses

	Year Ended December 31,
Operating Expenses:	2013	2012
General and Administrative Expenses	$5,546,999	$4,802,653
Sales and Marketing Expenses	944,124	700,778
Research and Development Costs	1,066,471	921,714
Foreign Currency Exchange (Gain) Loss, Net	(83,312)	(27,989)
Total Selling, General and Administrative ("SG&A")	$7,474,282	$6,397,156
	43.6%	41.0%

Operating expenses increased by 17% to $7,474,282 versus the same period last year. The ratio of operating costs to sales is 43.6% reflecting an increase of 2.6 percentage points versus the same period last year.

●	General and Administration increased by 15%, representing 32% of total revenues

●	Sales and Marketing increased by 35%, representing 6% of total revenues

●	R&D increased by 16%, representing 6% of total revenues

●	Foreign Currency Exchange (Gain) Loss, Net increased by 198%, representing 0% of total revenues

The increase in G&A expenses is due primarily to the increased ongoing costs of legal representation and expert testimony in connection with our lawsuit against our former outside counsel of approximately $1,100,000 partially offset by the 2013 bad debt recovery of $300,000 and other spending reductions of $55,654. The increase in sales and marketing costs is due to additional sales resources and growth initiatives in North America. The increase in R&D is due to additional resources to support organic product development initiatives and improvements in the C1 Expression System Platform. The decrease in foreign exchange is due to favorable currency fluctuations.

Other Income (Expenses)

	Year Ended December 31,
Other Income (Expense):	2013	2012
Interest Income	$14,613	$5,245
Interest Expense	(686,022)	(701,090)
Gain (Loss) on Settlement of Litigation	(313,143)	525,000
Total Other Income (Expense)	$(984,552)	$(170,845)

Settlement of Litigation

On September 25, 2007, Mark A. Emalfarb commenced an arbitration proceeding (the “Emalfarb Arbitration”) against the Company before the American Arbitration Association seeking monetary damages resulting from his termination for cause pursuant to his employment agreement dated as of April 1, 2001 (as amended, the “Employment Agreement”).  This arbitration action asserts, among other things, that “cause” as defined in the Employment Agreement, did not exist and that his reputation had been damaged by the Company. On October 22, 2007, the Company filed an answering statement and motion to dismiss the arbitration.  On April 1, 2008, Mr. Emalfarb responded to Dyadic’s answering statement and motion to dismiss and filed a Supplemental Demand for Arbitration against Dyadic asserting various counts and demanding full recompense from the Company for damages relating to such termination.  The Company’s primary and excess insurance carriers denied coverage for the Emalfarb Arbitration based on their interpretation of exclusions and assertion of other coverage defenses contained in the Company’s insurance policies.

In consideration for the contribution by the insurance carriers to the resolution of the stockholder class action litigation against the Company, which was resolved on July 27, 2010, all pending claims with such insurance carriers with respect to the Emalfarb Arbitration were released.

On October 22, 2013, in consideration for the dismissal of the arbitration proceedings, the Company agreed to reimburse Mr. Emalfarb approximately $313,000 for past expenses incurred.  Such amount is included in other expense in the consolidated statements of operations for the year ended December 31, 2013.  In addition to this reimbursement, Mr. Emalfarb will be entitled to receive 5% of the proceeds to the Company net of legal expenses up to $25,000,000 and 8% of any net proceeds in excess of $25 million, but in any case the maximum amount payable will be $6,000,000 of the net proceeds, if any, received by the Company related to the professional liability lawsuit against the Company’s former outside legal counsel discussed above.

During the year ended December 31, 2013, the Company recognized a loss of $313,000 on settlement of litigation, which is described above. During the year ended December 31, 2012, the Company received $525,000 in settlement of claims against certain former outside legal counsel. This litigation remains ongoing with additional defendants. For further discussion of this litigation, see Note 5 “Litigation, Claims and Assessments—Pending Actions” to our Consolidated Financial Statements dated December 31, 2013 and 2012 in Exhibit 1.1.

Provision for Income Taxes

There was no current U.S. income tax provision recognized during the year ended December 31, 2013. The Company’s current U.S. income tax provision for the year ended December 31, 2012 was $68,000. The Company has incurred operating losses and has established a full valuation allowance. The Company's operations in The Netherlands are subject to income taxes in those jurisdictions. No provision for current foreign income taxes has been recognized for either of the years ended December 31, 2013 or 2012.

There was no provision or benefit for either U.S. or foreign deferred income taxes for the years ended December 31, 2013 and 2012.

A reconciliation of the Company’s income tax provision (benefit) to amounts calculated at the federal statutory rate is as follows for the years ended December 31:

	2013	2012
Federal statutory tax rate	35.00%	35.00%
State income taxes, net of federal tax benefit	3.58	3.58
Nondeductible items (primarily incentive stock options)	(72.42)	34.25
Increase (decrease) in deferred tax asset valuation allowance	33.84	(68.03)
Effective federal tax rate	-%	4.80%

Net Income
	Year Ended December 31,
	2013	2012
Net Income (Loss):	$(428,050)	$1,349,497
Net Income per share - Basic	$(0.01)	$0.04
Net Income per share - Diluted	$(0.01)	$0.04
Weighted average common shares - Basic	32,797,253	31,608,841
Weighted average common shares - Diluted	32,797,253	34,225,590

Based on the factors discussed above, the net loss for the year ended December 31, 2013 was $428,050, or ($0.01) per basic and fully diluted share, as compared to a net income of $1.3 million, or $0.04 per basic and fully diluted share, for year ended December 31, 2012.  Our net income relies strongly on licensing partnerships and other collaborations.  We believe that it is likely that if we do not sign another license deal, we will incur losses in the near term primarily because of our planned levels of R&D and additional general and administrative expenditures that will be necessary to grow the Bioenergy, Enzyme and Biopharmaceutical businesses and continued expenses and costs  associated with the lawsuit against our former outside legal counsel and other related events.

The above net loss includes litigation related expenses of approximately $1.8 million for our lawsuit against our former outside legal counsel and other related events, which had a negative impact on earnings per share of $0.05 for both basic and fully diluted shares for the year ended December 31, 2013, as compared to a favorable net litigation impact of $325,000, or $0.01 per basic and fully diluted share for the year ended December 31, 2012.

Liquidity and Capital Resources

	Six Months Ended June 30,		Year Ended December 31,
Cash Flows:	2014	2013	2013	2012
Net Cash Provided by (Used In) Operating Activities	$(4,468,117)	$3,066,768	$5,095,854	$365,172
Investing Activities	(163,785)	(131,977)	(414,090)	(103,938)
Financing Activities	40,000	123,303	220,570	37,073
Net Increase (Decrease) in Cash and Cash equivalents	$(4,591,902)	$3,058,094	$4,902,334	$298,307

At June 30, 2014, cash and cash equivalents were $4.3 million compared to $8.9 million at December 31, 2013.  The $4,591,902 use of cash and cash equivalents for the six months ended June 30, 2014 was due to:

Cash Flows from Operating Activities

The following summarizes our cash provided by or used in investing activities for six months ended June 30, 2014 and 2013, respectively:

As reflected in our condensed consolidated financial statements, we incurred a loss of $3,247,851 for the six months ended June 30, 2014.  Including adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities of $1,220,266, net cash used in operating activities was $4,468,117. The following summarizes cash used in operating activities:

●	Cash used in operating activities excluding changes in assets and liabilities, and litigation of $1,686,080.

●	Cash used from changes in operating assets and liabilities of $1,718,628 is primarily due to an increase in inventory to support sales growth and avoid product outages of $978,717, a decrease in liabilities of $553,378 and deferred R&D obligations of $405,821, partially offset by a decrease in other current assets of $218,879.

●	Cash used in operating activities for litigation against outside counsel was $1,063,409.

As reflected in our condensed consolidated financial statements, we incurred a profit of $1,862,084 for the six months ended June 30, 2013. Including adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities of $1,204,684, net cash provided by operating activities was $3,066,768. The following summarizes cash provided by operating activities:

●	Cash generated in operating activities excluding changes in assets and liabilities, and litigation of $2,655,655. During the six months ended June 30, 2013, the Company received $5.0 million from the BASF upfront license fee.

●	Cash generated from changes in operating assets and liabilities of $856,721 is primarily due to reduction of inventory of $370,366, an increase in liabilities of $332,989 and a decrease in other current assets of $269,133, partially offset by a decrease in deferred R&D obligations of $105,767.

●	Cash used in operating activities for litigation against outside counsel was $445,608.

The following summarizes our cash provided by operating activities for the year ended December 31, 2013 and 2012, respectively:

As reflected in our consolidated financial statements, we incurred a loss of $428,050 for the year ended December 31, 2013. Including adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities of $5,523,904, net cash provided by operating activities was $5,095,854. The following summarizes cash used in operating activities:

●	Cash generated in operating activities before changes in assets and liabilities, and litigation of $1,290,317.

●	Cash generated from changes in operating assets and liabilities of $4,925,351 is primarily due to reduction in license receivables of $3,389,307, mainly the receipt of $3,500,000 from Abengoa, an increase in liabilities of $1,112,823 and deferred R&D obligations of $347,369, and a decrease in inventory and other current assets of $75,852.

●	Cash used in operating activities for litigation against former outside counsel was $1,119,814.

As reflected in our consolidated financial statements, we generated a profit of $1,349,497 for the year ended December 31, 2012. Including adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities of $984,325, net cash provided by operating activities was $365,172. The following summarizes cash provided by operating activities:

●	Cash generated in operating activities before changes in assets and liabilities, and litigation of $3,412,487.

●	Cash used from changes in operating assets and liabilities of $3,004,938 is primarily due to the license fee receivable from Abengoa of $3,500,000 and a decrease in liabilities of $546,224, partially offset by cash proceeds from a reduction of inventory of $266,195, an increase in deferred R&D obligations of $538,266 and decrease in other current assets of $236,825.

●	Cash used in operating activities for litigation against outside counsel was $42,377.

Cash Flows from Investing Activities

The following summarizes our cash used in investing activities for six months ended June 30, 2014 and 2013, respectively:

●	For the six months ended June 30, 2014, cash used for investing activities of $163,785 is primarily due to purchases of fixed assets at our research center in The Netherlands in support of our new product development initiatives. The expansion of the lab was completed in January 2014.

●	For the six months ended June 30, 2013, cash used for investing activities of $131,977 is primarily due to purchases of fixed assets and patent costs at our research center in The Netherlands in support of our new product development initiatives.

The following summarizes our cash used in investing activities for the year ended December 31, 2013 and 2012, respectively:

●	For the year ended December 31, 2013, cash used for investing activities of $414,090 is primarily due to purchases of fixed assets and patent costs at our research center in The Netherlands in support of our new product development initiatives.

●	For the year ended December 31, 2012, cash used for investing activities of $103,938 is primarily due to purchases of fixed assets and patent costs at our research center in The Netherlands in support of our new product development initiatives.

Cash Flows from Financing Activities

The following summarizes our cash provided by financing activities for six months ended June 30, 2014 and 2013, respectively:

●	For the six months ended June 30, 2014, cash provided by financing activities was $40,000 which was received as a repayment of a stock subscription receivable under our 2013 Employee Loan Program (the “Loan Program”), in connection with an exercise of stock options to purchase 250,000 shares of common stock. Amounts borrowed under the Loan Program bear interest at 3% per annum and are payable within 24 months from the date of the loan agreement. The loans are collateralized by the shares of common stock issued in connection with the exercise of the stock options and warrants. At June 30, 2014, advances to employees under the Loan Program were approximately $146,000 and are included in Stockholders’ Equity in the June 30, 2014 condensed consolidated balance sheet.

●	For the six months ended June 30, 2013, cash provided by financing activities of $123,303 is primarily due to cash received from proceeds from the exercises of warrants and stock options, granted under our equity plans, with exercise prices ranging from $0.15 to $0.60 per share.

The following summarizes our cash provided by financing activities for the year ended December 31, 2013 and 2012, respectively:

●	For the year ended December 31, 2013, cash provided by financing activities of $220,570 is primarily due to due to cash received from proceeds from the exercises of warrants and stock options, granted under our equity plans, with exercise prices ranging from $0.15 to $0.60 per share.

●	For the year ended December 31, 2012, cash provided by financing activities of $37,073 is primarily due to cash received from proceeds from the exercises of warrants and stock options, granted under our equity plans, with exercise prices ranging from $0.15 to $0.23 per share.

Future Capital Requirements

Historically, the Company has financed operations primarily with proceeds from the sales of the products from its industrial enzyme business, upfront fees from licensing of technology, external borrowings, borrowings from its stockholders, sales of common equity securities, and to a lesser extent, the receipt of settlement proceeds from its lawsuit against the Company’s former outside legal counsel.

As of June 30, 2014, the Company has liabilities that exceed its assets, negative working capital, and cash flow deficiencies.  In order to address these indicators, the Company is exploring several transactions, including, but not limited to, licensing its C1 technologies to new collaborators, expanding technical or geographical licensing options, anticipated or actual receipt of certain milestone payments (such as the $500,000 milestone payment received by the Company on September 24, 2014, subsequent to the June 30, 2014 financial statements), refinancing the existing debt, raising additional debt or equity financing, and extending the maturity dates of its existing convertible subordinated debt and its note (as in the past).  Professional service fees primarily reflect costs of our lawsuit against our former outside legal counsel. The majority of the legal fees and expenses for expert witness testimony in preparation for the currently scheduled November 10th and 11th, 2014 mediation and the potential trial have now been incurred, therefore, spending on litigation for 2014 is now anticipated to be approximately $1.4 million, of which, $1.1 million has been incurred through June 30, 2014.  The remaining spending is projected at approximately $300,000, or a savings of approximately $800,000 versus the first half of 2014.  The Company is also actively drawing down inventory and targeting a $1.0 million reduction from its June 30, 2014 inventory levels. We have reduced scheduled production and are filling current Product orders from existing stock.  These actions are expected to reduce inventory in the second half of the year by approximately $1.0 million.  The financial statements do not include any adjustments to reflect further effects on the recoverability and classification of assets or amounts and classification of liabilities that may result if the Company’s plans are unsuccessful.

Based upon executing one or more of the anticipated potential funding transactions we are exploring and the anticipated or actual receipt of certain milestone payments discussed in the preceding paragraph, and the current status of our R&D and operating needs, we believe that our existing cash and cash equivalents will be adequate to satisfy our needs for the next twelve (12) months. However, our actual capital requirements will depend on many factors, including those factors potentially impacting our financial condition as discussed in “Risk Factors That May Affect Future Results”, more specifically, our ability to extend the maturity dates on some, if not all of our outstanding debt, our ability to encourage our debt holders, all or in part, to convert their debt holdings to shares of common stock, and our ability to source out new investors and/or lenders.  There is no assurance that the Company will be successful in obtaining the necessary funding to meet its business objectives or reduce its operating costs to a level sufficient to provide positive cash flow.

Debt

Total Debt (“Debt”) as of June 30, 2014 was $8,242,941 which includes the following:

•	Note Payable to Shareholder	$1,424,941

•	2010 Convertible Subordinated Debt	$3,818,000

•	2011 Convertible Subordinated Debt	$3,000,000

Note Payable to Shareholder

The Amended and Restated Note dated November 14, 2008 (the “Note”) payable to the MAE Trust under agreement dated October 1, 1987, as amended, matured on January 1, 2009. On January 12, 2009, the Company repaid $1.0 million of principal of the Note leaving an outstanding principal amount of approximately $1.4 million. As of January 1, 2010, the MAE Trust and the Company agreed to reduce the interest rate on the outstanding principal balance of the Note from 14% to 9.5% per annum.  The Note is collateralized by the assets of the Company. On October 11, 2013, the maturity date of the Note was extended to January 1, 2015. All other provisions of the Note remain unchanged.  Consequently, the Note is classified as short-term in the accompanying June 30, 2014 condensed consolidated balance sheet.  Pursuant to a divorce decree dated March 18, 2014, the $1.4 million note was transferred to Lisa K. Emalfarb, a stockholder, on April 1, 2014.  Under certain conditions, Mr. Emalfarb has the right to assume the Note at maturity should Lisa K. Emalfarb be unwilling or unable to extend the maturity date of the Note, if requested by the Company.

Interest expense on the Note amounted to approximately $67,000 for both of the six month periods ended June 30, 2014 and 2013.

2010 Convertible Subordinated Debt

On August 23, 2010, the Company completed the private placement of $4,000,000 aggregate principal of convertible subordinated secured promissory notes (the “2010 Notes”) with ten investors. The 2010 Notes pay interest quarterly at 8% per annum and are convertible at the holder’s option after January 1, 2011, into unregistered shares of the Company’s common stock at a price of $1.82 per share, which represents 120% of the average closing price of the Company’s common stock for the 30-day period preceding August 23, 2010. The Company will not effect any conversion of the 2010 Notes, to the extent that after giving effect to such conversion, any holder would beneficially own in excess of 4.9% of the Company’s outstanding common stock (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation may be waived by the holder upon not less than 61 days prior notice. The 2010 Notes are subordinated to the Note, and are collateralized by substantially all of the assets of the Company. On October 7, 2013, the Company extended the maturity date of the 2010 Notes to January 1, 2015. The amendment includes a provision that allows the Company to prepay all or part of the outstanding principal, without penalty, any time after March 31, 2014. Consequently, the 2010 Notes have been classified as short-term in the accompanying June 30, 2014 condensed consolidated balance sheet.

One of the Company’s third party note holders converted $182,000 of its 2010 Notes during the six months ended June 30, 2013 into an aggregate of 100,000 shares of the Company’s common stock at a conversion price of $1.82 per share. As a result of this conversion, the outstanding principal balance of the 2010 Notes was $3,818,000 at June 30, 2014.

2011 Convertible Subordinated Debt

In October 2011, the Company completed the private placement of $3,000,000 aggregate principal of convertible subordinated secured promissory notes (the “2011 Notes”) with five investors. The 2011 Notes pay interest quarterly at 8% per annum and are convertible at the holder’s option into unregistered shares of the Company’s common stock at a price of $1.28 per share. The Company will not affect any conversion of the 2011 Notes, to the extent that after giving effect to such conversion, any holder would beneficially own in excess of 4.9% of the Company’s outstanding common stock. The Beneficial Ownership Limitation may be waived by the holder upon not less than 61 days prior notice.

The 2011 Notes are subordinated to the Note, and are collateralized by substantially all of the assets of the Company. On October 7, 2013, the Company extended the maturity date of the 2011 Notes to January 1, 2015. The amendment includes a provision that allows the Company to prepay all or part of the outstanding principal, without penalty, any time after March 31, 2014. Consequently, the 2011 Notes have been classified as short-term in the accompanying June 30, 2014 condensed consolidated balance sheet.

Approximately $1,900,000 of the 2010 Notes and the 2011 Notes are held by four related party interests, which include members of management and the Board, as well as another related party. Interest expense on the convertible subordinated debt for the six months ended June 30, 2014 and 2013 was approximately $270,000 and $273,000, respectively.

Contractual Obligations Table:

Descriptions	2014	2015	2016	2017	2018	2019

Convertible Subordinated Debt	-	6,818,000	-	-	-	-
Note Payable to Stockholder	-	1,424,941	-	-	-	-
Xerox Copier Lease	8,400	8,400	8,400	8,400	7,700	-
Intracoastal Pointe Dr. Operating Lease	56,028	59,464,	-	-	-	-
Dyadic Nederland B.V. Operating Lease	252,080	252,080	252,080	252,080	252,080	-
	316,508	319,944	260,480	260,480	259,780

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Summary of Critical Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intra-entity transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities, at the date of and for the period of the consolidated financial statements.  Actual results could differ from those estimates, and those differences could be material. Significant estimates include the allowance for doubtful accounts, inventories, intangibles, income and other tax accruals, stock-based compensation, the realization of long-lived assets, and contingencies and litigation.

Cash and Cash Equivalents

The Company considers all interest-bearing deposits or investments with original maturities of three months or less to be cash equivalents.

Restricted Cash

The Company had restricted cash of approximately $200,000 and $192,000 at December 31, 2013 and 2012, respectively, which was used as security for the build-out of the Company’s laboratory in the Netherlands. Twenty percent of the outstanding restricted cash balance is refunded to the Company each year on the lease anniversary date through its expiration. The five year lease term expires on December 31, 2018.

Accounts Receivable

Accounts receivable are recorded at their net realizable value on the date revenue is recognized or the Company has a contractual right to receive money, either on demand or at fixed or determinable dates. The Company provides allowances for doubtful accounts for estimated losses resulting from the inability of its customers to repay their obligations. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to pay, additional allowances may be required.

The Company provides for potential uncollectible accounts receivable based on specific customer identification and historical collection experience, adjusted for existing market conditions. If market conditions decline or the Company’s customers experience economic difficulties, actual collections may not meet expectations and may result in decreased cash flows and increased bad debt expense.  The policy for determining past due status is based on the contractual payment terms of each customer, which are generally net 30 or net 60 days. Once collection efforts by the Company are exhausted, the determination for charging off uncollectible receivables is made. The Company does not accrue finance or interest charges on past due accounts receivable.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents and uncollateralized accounts receivable. The Company invests its excess cash in money market funds with SunTrust Bank and ABN AMRO.

Inventory

Inventory consists of raw materials and finished goods, including industrial enzymes used in the industrial, chemical, and agricultural markets, and are stated at the lower of cost or market using the weighted average cost method. The value of finished goods is comprised of raw materials and manufacturing costs, substantially all of which are incurred pursuant to agreements with independent manufacturers. Provisions have been made to reduce excess or obsolete inventory to net realizable value.

Fixed Assets

Fixed assets are recorded at historical cost and depreciated and amortized using the straight-line method over their estimated useful lives, which range from three to ten years. Leasehold improvements are amortized over the lesser of their useful lives or the lease terms. Upon sale or retirement, the cost and related accumulated depreciation and amortization are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

Intangible Assets

Intangible assets include patent and technology acquisition costs, which are being amortized, using the straight-line method over the estimated useful lives of the patents, determined to be twelve years. Capitalized patent and technology costs during the years ended December 31, 2013 and 2012 were approximately $94,000, and $80,000, respectively. Amortization expense for the years ended December 31, 2013 and 2012 was approximately $52,000.

Estimated annual amortization expense for each of the next five years is approximately $63,000.

Long-Lived Assets

The Company reviews its long-lived assets for impairment, including fixed assets that are held and used in its operations, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances occurs, the Company will estimate the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related assets, the Company will recognize an impairment loss if the carrying value exceeds the fair value. Assets to be disposed of are reclassified as assets held for sale at the lower of their carrying amount or fair value less costs to sell. Write-downs to fair value less disposal costs are reported as a part of loss from operations.

The Company does not believe that there were any events or changes in circumstances, which indicate that the carrying amounts of its long-lived assets may not be recoverable as of December 31, 2013 and 2012, respectively.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, license fee receivable, inventory, accounts payable, accrued expenses, deferred R&D obligation and accrued interest payable, approximate their fair values due to the short-term nature of these assets and liabilities. The note payable to stockholder and convertible subordinated debt approximate fair value based upon their short maturities and current rates available to the Company for loans with similar maturities.

Revenue Recognition

Revenue is recognized when (1) persuasive evidence of an arrangement exists; (2) services have been rendered or product has been delivered; (3) price to the customer is fixed and determinable; and (4) collection of the underlying receivable is reasonably assured.

The Company recognizes revenue on product sales when title passes to the customer based upon the specified freight terms of the respective sale.  Revenues are comprised of gross sales less provisions for expected customer returns, if any.  Reserves for estimated returns and inventory credits are established by the Company, if necessary, concurrently with the recognition of revenue.  The amounts of reserves are established based upon consideration of a variety of factors including estimates based on historical returns.  Amounts billed to customers in sales transactions related to shipping and handling represent revenue earned for the goods provided and are included in net product related revenue in the accompanying consolidated statements of operations.  Costs of shipping and handling are included in cost of goods sold.

The Company may be subjected to various product liability claims.  Although there have been no claims to date against the Company, it is possible that future liability claims could have a material adverse effect on its consolidated financial position, consolidated results of operations and liquidity.

Revenues derived from license agreements typically consist of multiple deliverables including upfront fees, milestone payments, research and development revenues and/or royalties.  The Company evaluates multiple deliverable arrangements contained in its collaboration and license agreements to determine whether the delivered elements that are the obligation of the Company have value to other parties to the agreement on a stand-alone basis and whether objective reliable evidence of fair value of the undelivered items exists. Deliverables that meet these criteria are considered a separate unit of accounting. Deliverables that do not meet these criteria are combined and accounted for as a single unit of accounting. The appropriate recognition of revenue is then applied to each unit of accounting.

The Company recognizes revenue based on the terms of each respective license agreement.  Upfront and milestone payments received are recognized as revenue when products are delivered, services rendered over the requisite service period and/or performance criteria are met.

The Company recognizes revenue from research funding under collaboration agreements when earned on a “proportional performance” basis as research hours are incurred.  The Company typically performs services as specified in each respective agreement on a best efforts basis, and is reimbursed based on labor hours incurred on each contract.  The Company initially defers revenue for any amounts billed, or payments received, in advance of any services performed, and recognizes revenue pursuant to the related pattern of performance based on total labor hours incurred relative to total labor hours estimated under the contract.

The Company recognizes milestone payments when earned, as evidenced by written acknowledgement from the collaborator, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, (ii) the milestone represents the culmination of an earnings process, (iii) the milestone payment is non-refundable and (iv) the Company’s past research and development services, as well as its ongoing commitment to provide research and development services under the collaboration, are charged at fees that are comparable to the fees that the Company customarily charges for similar research and development services.

R&D Costs

R&D costs related to both present and future products are charged to operations when incurred.

Foreign Currency Translation

The financial statements of the Company’s foreign subsidiaries have been translated into U.S. dollars. Assets and liabilities of the Company’s foreign subsidiaries are translated at period-end exchange rates, and revenues and expenses are translated at average rates prevailing during the period. Certain accounts receivable from customers are collected and certain accounts payable to vendors are payable in currencies other than the functional currencies of the Company and its subsidiaries. These amounts are adjusted to reflect period-end exchange rates.

Share-based Compensation

The Company values its stock options on the date of grant using the Black-Scholes valuation model. Any stock options with modified terms are re-valued using the Black-Scholes valuation model based on the new terms at the date the modifications are approved by the Company’s compensation committee (the “Compensation Committee”) of its board of directors. Any incremental cost resulting from the revised valuations is charged to results of operations, and the remaining unvested portions of the options are amortized over the modified remaining vesting period.

The Company accounts for equity instruments issued to non-employees by calculating the fair value of the equity instrument using the Black-Scholes valuation model at each reporting period with charges amortized to the results of operations over the instrument’s vesting period.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A deferred tax asset valuation allowance is established if, in management’s opinion, it is more likely than not that all or a portion of the Company’s deferred tax assets will not be realized.

GAAP requires that a position taken or expected to be taken in a tax return be recognized in the consolidated financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the years ended December 31, 2013 and 2012.

The Company’s management believes it is no longer subject to income tax examinations for years prior to December 31, 2010.

Net Income (Loss) Per Share

Basic income (loss) per share excludes any dilution. It is based upon the weighted average number of common shares outstanding during the period. Diluted income (loss) per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. During the years ended December 31, 2013 and 2012, 7,867,496 and 4,211,784 shares of common stock, respectively, underlying stock options and convertible debt were not included in computing diluted earnings per share because their effects would be anti-dilutive.

Quantitative and Qualitative Disclosures About Market Risk

We are affected by changes in non-U.S. currency exchange rates and interest rates.

Currency Exchange Rates

In general, we conduct the majority of our business in U.S. dollars and the euro, both considered to be among the most stable currencies in the world. We do not hedge currency risks of non-U.S. dollar-denominated investments in debt instruments and loans receivable with currency forward contracts or currency interest rate swaps. Gains and losses on these non-U.S. currency investments are generally offset by corresponding losses and gain through natural hedges. Substantially all of our revenue is transacted in U.S dollars and the euro. However, a significant amount of our operating expenditures and capital purchases is incurred in or exposed to other currencies, primarily the euro. For further information, see “Risk Factors” on page 39 of this Form 10.

Interest Rates

We generally do not hedge interest rate risks of fixed-rate debt instruments with interest rate swaps. Our debt instruments are not publicly traded and therefore not subject to gains and losses that may result from short term changes interest rates. We are exposed to interest rate risk related to our indebtedness. Our indebtedness includes our debt issuances and the liability associated with a convertible subordinated and note payable secured by assets of the company. Our current debt matures on January 1, 2015, therefore, there is a risk that we may not be able refinance the debt at current interest rates, or at all. If we are unable to refinance the debt at current rates, we may be at risk of additional economic loss or dilution of our shareholders in the event we must raise equity capital to fund the debt refinance and/or operations.

Item 3. Properties

Our corporate headquarters are located in Jupiter, Florida, where we occupy 4,872 square feet under a lease that expires on December 31, 2015.  We also lease a quality assurance laboratory facility in Jupiter which consists of approximately 3,500 square feet on a month-to-month basis.  Our R&D facility in The Netherlands consists of approximately 9,375 square feet pursuant to a lease that expires on December 31, 2018.   We anticipate expanding our Netherlands R&D Facility by an additional 4,434 square feet in around November 2014.

We believe that our current and anticipated facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space is available to accommodate any expansion of our operations, but such space may not be available in the same building if and when such space is needed.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of August 1, 2014 (except as noted below), by:

●	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

●	each of our directors and named executive officers; and

●	all of our directors and executive officers as a group.

The percentage of ownership depicted below is based on 34,048,745 shares of common stock outstanding on August 1, 2014 plus the dilutive effect of each shareholders’ equivalent converted shares from convertible debt, stock options and restrictive stock units.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of a security, or investment power, which includes the power to dispose of or to direct the disposition of a security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of August 1, 2014. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

The business address for all officers and directors is c/o Dyadic International, Inc., 140 Intracoastal Pointe Drive, Suite 404, Jupiter, Florida 33477.

	Beneficial Ownership of Holdings
Name of Beneficial Owner	Number of Shares of Common Stock	Percentage of Outstanding Common Stock

5% Stockholders:

The Francisco Trust U/A/D February 28, 1996(2)	4,400,707	12.8%
Mark A. Emalfarb Trust (1)(3)	4,245,460	12.1%
Lisa K. Emalfarb (11)	3,610,866	10.5%
Pinnacle Fund (10)	2,561,401	7.0%
Abengoa BioEnergy (12)	2,136,752	6.3%

Our directors and named executive officers(3):

Mark A. Emalfarb(1)(3)	(See above)	(See above)
Danai E. Brooks(4)(3)	172,334	*
Richard H. Jundzil (5)(3)	190,000	*
Frank P. Gerardi (6)(3)	231,107	*
Robert D. Burke, MD (7)(3)	553,488	1.6
Seth J. Herbst, MD (8)(3)	365,938	1.1
Stephen J. Warner (9)(3)	373,488	1.1
Michael P. Tarnok (3)	7,500	*
All executive officers and directors as a group (11) persons	6,652,072	18.3

* Signifies less than 1%.

(1)	Represents (i) 3,302,687 shares held by Mark A. Emalfarb beneficially through the Mark A. Emalfarb Trust U/A/D October 1, 1987, of which Mr. Emalfarb is the sole beneficiary and serves as sole trustee; (ii) 549,451 shares of common stock issuable upon the conversion of convertible debt and related accrued interest; (iii) 462,500 shares issuable upon the exercise of stock options. and (iv) 125,000 restricted shares. Pursuant to the the Emalfarb’s divorce decree March 18, 2014, Lisa K. Emalfarb has beneficial right to 207,908 common share options of which 194,177 are vested and included in the above totals, to which Mr. Emalfarb disclaims any beneficial ownership.

(2)	Represents (i) 4,010,082 shares of common stock; and (ii) 390,625 shares of common stock issuable upon the conversion of convertible debt and related accrued interest. The trustee of the Francisco Trust U/A/D February 28, 1996 is Morley Alperstein and the beneficiaries thereof are the descendants of Mark A. Emalfarb. The address of the Francisco Trust U/A/D February 28, 1996 is 17236 Gulf Pine Circle, Wellington, Florida 33414. Mr. Emalfarb disclaims beneficial ownership of such shares.

(3)	The business address for each such person is c/o Dyadic International, Inc., 140 Intracoastal Pointe Drive, Suite 404, Jupiter, Florida 33477.

(4)	Represents (i) 141,667 shares of common stock issuable upon the exercise of stock options; and (ii) 30,667 restricted shares held by Mr. Brooks.

(5)	Represents 190,000 shares of common stock issuable upon the exercise of stock options.

(6)	Represents (i) 63,611 shares held by Frank P. Gerardi; (ii) 94,008 shares of common stock issuable upon the conversion of convertible debt and related accrued interest; and (iii) 73,488 shares issuable upon the exercise of stock options.

(7)	Represents (i) 480,000 shares held by Robert D. Burke and (ii) 73,488 shares of common stock issuable upon the exercise of stock options.

(8)	Represents (i) 262,500 shares held by Seth J. Herbst; and (ii) 103,438 shares of common stock issuable upon the exercise of stock options.

(9)	Represents (i) 300,000 shares held by Stephen H. Warner; and (ii) 73,488 shares of common stock issuable upon the exercise of stock options.

(10)	Represents 2,561,401 shares of common stock issuable within 60 days upon conversion by Pinnacle Fund of convertible debt. The address of Pinnacle Fund is 5910 North Central Expressway, Suite 1475, Dallas, Texas 75206.

(11)	The address to Lisa K. Emalfarb is 118 Sandpiper Circle, Jupiter, Florida 33477.

(12)	The address to Abengoa Bioenergy is 16150 Main Circle Drive, Suite 300, Chesterfield, Missouri 63017.

Item 5. Directors and Executive Officers

The following table provides information regarding our executive officers and certain key employees, and directors as of August 14, 2014:

Name	Age	Position(s)	Director Since

Mark A. Emalfarb(3)	59	Chairman, President, Chief Executive Officer	2004
Danai E. Brooks	37	Executive Vice President and Chief Operating Officer	---
Thomas L. Dubinski	58	Vice President and Chief Financial Officer	---
Michael J. Faby	48	Vice President, Finance	---
Richard H. Jundzil	42	Vice President, Operations	---
Thomas M. O’Shaughnessy	54	Vice President, Sales and Marketing	---
Wim van der Wilden	64	General Manager, Dyadic Netherlands	---
Frank P. Gerardi(1)(2)	68	Director	2008
Robert D. Burke, MD(1)(2)	57	Director	2008
Seth J. Herbst, MD(3)(4)	56	Director	2008
Stephen J. Warner (1)(4)	74	Director	2004
Michael P. Tarnok(1)(2)	59	Director	2014

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Nominating Committee.
(4) Member of the Conflicts Committee.

EXECUTIVE OFFICERS

Mark A. Emalfarb, President, Chief Executive Officer and Chairman of the Board of Directors

Mark A. Emalfarb is the founder of Dyadic and currently serves as President, Chief Executive Officer and Chairman of our Board of Directors.  He has been a member of Dyadic’s board of directors since inception, excluding a leave of absence from April 23, 2007 to September 6, 2007. Mr. Emalfarb has served as Dyadic’s Chairman as well as President and Chief Executive Officer from October 2004 until April 2007, and from June 2008 until the present.  Since founding Dyadic in 1979, Mr. Emalfarb has successfully led and managed the evolution of Dyadic from its origins as a pioneer and leader in providing ingredients used in the stone-washing of blue jeans to the discovery, development, manufacturing and commercialization of specialty enzymes used in various industrial applications and the development of an integrated technology platform based on Dyadic’s patented and proprietary C1 fungal microorganism.  Mr. Emalfarb is an inventor of over 26 U.S. and foreign biotechnology patents and patent applications resulting from discoveries related to the Company’s patented and proprietary C1 fungus, and has been the architect behind its formation of several strategic licensing, R&D, manufacturing and marketing relationships with U.S. and international partners.  Mr. Emalfarb earned his B.A. degree from the University of Iowa in 1977. We believe that Mr. Emalfarb is qualified to serve on our board of directors due to his scientific expertise and his experience as the founder of Dyadic.

Danai E. Brooks, Executive Vice President and Chief Operating Officer

Danai E. Brooks joined Dyadic in June 2013 as our Executive Vice President and Chief Operating Officer.  Prior to Dyadic, Mr. Brooks served as Vice President in J.P. Morgan’s investment bank which he joined in July 2006.  While at J.P. Morgan, Mr. Brooks advised clients across a broad spectrum of sectors, including chemicals, renewable energy and industrials.  He has also held senior operational, engineering and manufacturing positions with Dell Inc., Mars Inc. and Ford Motor Company.  Mr. Brooks started his career as an industrial engineer at Ford Motor Company, where he worked in vehicle operations, new product launch and production supervision roles.  At Dell, Mr. Brooks was an Operations Manager in charge of the production and assembly of servers and desktops.  While at Mars, he led efforts to implement lean manufacturing in their North American facilities.  Mr. Brooks received a B.S. in Industrial Engineering and Master of Engineering from Cornell University in 1999, a Master of Engineering Management from Northwestern University and an MBA from Northwestern’s Kellogg School of Management in 2006.

Thomas L. Dubinski, Vice President and Chief Financial Officer

Thomas L. Dubinski joined Dyadic in August 2014 as our Vice President and Chief Financial Officer.  Mr. Dubinski has held various financial positions of increasing responsibility in the healthcare and biotechnology industries.  Prior to Dyadic, Mr. Dubinski served as a management consultant for CFO Services from January 2012 to July 2014 where he advised public and private clients on financial strategy and operations.  He was Finance Officer at Walgreens, Infusion and Respiratory Services from September 2010 to November 2011, and Corporate Assistant Controller from June 2007 to August 2010.  Mr. Dubinski has also held senior finance and accounting positions at Novartis Medical Nutrition, MTS and Abbott Laboratories.  Mr. Dubinski earned his B.S. degree in Accounting from the University of Illinois, Urbana-Champaign and he is a certified public accountant in the state of Illinois.

Michael J. Faby, Vice President, Finance

Michael J. Faby has been Dyadic’s Vice President of Finance since joining the Company in December 2009 and was Chief Financial Officer from February 2012 to August 2014. Mr. Faby has over 24 years of financial, accounting and operational experience.  Prior to joining the Company, he served in various financial capacities of increasing responsibility for Perry Slingsby Systems, Inc. (f/k/a Perry Tritech Inc.) from April 1992 to December 2009, a multi-national designer and manufacturer of remotely operated vehicles for the international offshore oil and gas, telecommunications, military and defense industries including, most recently, as its Chief Financial Officer.  Mr. Faby is also a member of the board of directors for the Palm Beach County Workforce Alliance which he began in 2011.  Mr. Faby earned his B.S degree in accounting from Florida State University in 1988 and an MBA from the Florida Institute of Technology in 1995.  Mr. Faby is a certified public accountant in Florida and a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants.

Richard H. Jundzil, Vice President, Operations

Richard H. Jundzil has been Dyadic’s Vice President of Operations since May 2010, Director of Development & Quality since September 2008 and has held various laboratory, quality and regulatory positions of increasing responsibility since joining the company in August 2003.  Mr. Jundzil has over 20 years of quality and operations experience in the biotechnology industry.  He is also able to use his significant experience in process engineering and project management in the management of Dyadic’s production and distribution of industrial enzyme products.  Prior to joining Dyadic, Mr. Jundzil worked for 10 years at Genzyme Corporation as both a researcher and process engineer producing enzymes for patients with rare genetic diseases.  Mr. Jundzil earned a certificate as a Biotechnology Technician from Middlesex College in 1993 and also studied biomedical/clinical sciences at Boston University and earned a B.S. degree in Quality Systems Management from The National Graduate School in 2014.

Thomas M. O’Shaughnessy, Vice President, Sales and Marketing

Thomas M. O’Shaughnessy has been Dyadic’s Vice President of Sales & Marketing since joining the company in May 2010.  Mr. O’Shaughnessy has over 23 years of sales, marketing and business development experience in the chemical industry.  He began his career with the General Electric Company where he spent 12 years in various sales and marketing positions of increasing responsibility and leadership.  From 1996 to 2002, he served as Business Development Manager at Occidental Chemical Corporation, one of the largest chemical companies in the United States.  Prior to joining the Company, Mr. O’Shaughnessy served as the Global Business Manager for Momentive Specialty Chemicals, (formerly Borden Chemical, Inc., then Hexion Specialty Chemicals) from 2002 to June 2010, the world’s largest producer of thermosetting resins, performance adhesives, UV-curable coatings and the building-block chemical, formaldehyde, for various wood and industrial markets.  He is Six Sigma certified and earned a B.S. degree in computer sciences with a minor in marketing from Plattsburgh State University in 1982.

KEY CONSULTANT

Wim van der Wilden, General Manager, Dyadic Netherlands

Wim van der Wilden has been General Manager of Dyadic Netherlands since its founding in 2002 and leads our R&D operations. Dr. Wilden serves as a full-time consultant to Dyadic. Prior to joining Dyadic, he worked at The Netherlands Organization for Applied Scientific Research (TNO) from 1999 to 2002 as Director of the Food and Biotechnology division and Director of Marketing and Sales.  Dr. van der Wilden is currently Owner/Consultant/Interim Manager of Life Sciences Consultancy B.V. from 2002 and Business Director of Kluyver Centre for Genomics of Industrial Fermentations from June of 2010 to present.   Prior to TNO, he co-founded Cosmoferm in March of 2000, a spin-off company of Gist-brocades, which was acquired by Evonik in 1998 and remains a consultant in the field of Cosmetic Ingredients.  Dr. van der Wilden began his career in the industry at Gist-brocades (later part of DSM), where he held senior level positions in charge of R&D for Baking and Pharmaceuticals.  Dr. van der Wilden received a B.S. in Biology and Chemistry from Wageningen University in the Netherlands in 1973 and a PhD at ETH-Zurich, Switzerland in 1977.  He performed his post-doctoral studies at the University of California San Diego ('78-'81) and Ruhr-Universitat Bochum ('81-'82) in Germany.  Dr. van der Wilden is also active as Business Director of the Kluyver Centre for Genomics and Industrial Fermentation and a member of the International Nomenclature Committee of the Personal Care Products Council.

NON-EMPLOYEE DIRECTORS

Robert D. Burke, MD, Director

Robert D. Burke, MD has been on Dyadic’s board of directors since June 2008 and is a board certified neuroradiologist.  Dr. Burke is the founder and, from 1991 until July 2008, was the President of Midtown Imaging, LLC, an imaging center with multiple locations throughout Palm Beach County, Florida.  From 1994 to 1996, Dr. Burke was the co-Founder and President of U.S. Diagnostic Inc., a publicly traded national diagnostic imaging company.  Dr. Burke was on the board of directors of Stonegate Bank, a publicly traded bank serving Southeast Florida, from 2009 to April 2014.  From January 2011 through June 2014, Dr. Burke was the owner of Advanced Diagnostic Group, an outpatient imaging service.  Since July 2014, Dr. Burke has owned the Los Angeles based franchise stores of Brooklyn Water Bagels.  Dr. Burke also serves on the board of directors and is the President of the Palm Beach County Chapter of the Leukemia & Lymphoma Society.  He is also a member of the Scripps Clinic and Research Foundations Board of Scripps Florida.  Dr. Burke earned his B.A. degree from the University of Louisville in 1977 and his medical degree from the University of Louisville School of Medicine in 1981.  Dr. Burke completed his radiology residency at the University of Chicago and a fellowship in neuroradiology at the University of Rochester.  We believe that Dr. Burke is qualified to serve on our board of directors due to his experience in the biotechnology and life science industries and as an entrepreneur executive and board member of publicly traded companies.

Frank P. Gerardi, Director

Frank P. Gerardi has been on Dyadic’s board of directors since June 2008.  From February 2007 to the present, Mr. Gerardi has been a managing partner at QuantWorks, LLC, a registered investment advisor.  From June 2003 to December 2006, Mr. Gerardi was the Chief Executive Officer of IGI, Inc. (now known as IGI Laboratories, Inc.), a public company that engages in the development, manufacture, filling, and packaging of topical, semi-solid, and liquid products for pharmaceutical, cosmeceutical, and cosmetic companies.  Since 1986, he has also served as the President of Univest Management, Inc., a private management consulting company.  Mr. Gerardi was a member of the New York Stock Exchange from 1969 to 1986.  Mr. Gerardi has served on the boards of numerous New York Stock Exchange member firms and was a registered principal with the National Association of Securities Dealers (NASD). We believe that Mr. Gerardi is qualified to serve on our board of directors due to his experience in the pharmaceutical and biotechnology industries and his service on the board of other publicly traded companies.

Seth J. Herbst, MD, Director

Seth J. Herbst, MD has been on Dyadic’s board of directors since June 2008 and is a board certified obstetrician/gynecologist who is also board certified in advanced laparoscopic and minimally invasive gynecologic surgery.  Dr. Herbst is the founder and President of the Institute for Women’s Health and Body in May of 1997, an OB/GYN practice with multiple locations in Palm Beach County, Florida.  He is the co-founder of Visions Clinical Research since 1999, which performs medical and surgical clinical trials throughout the United States.  Dr. Herbst is also a consultant for multiple medical device companies in the United States and a member of medical advisory boards for these and other companies.  He received his B.S. degree from American University in 1978 and his medical degree from Universidad del Noreste School of Medicine in Tampico, Mexico in 1983.  Dr. Herbst completed his OB/GYN residency and was Chief Resident at Long Island College Hospital in Brooklyn, New York. We believe Dr. Herbst is qualified to serve on our board of directors due to his scientific expertise and extensive research experience.

Stephen J. Warner, Director

Stephen J. Warner has been on Dyadic’s board of directors since October 2004, and a director of the Company’s wholly owned subsidiary, Dyadic International (USA), Inc. since August 2004.  From June 2010 through February 2012, Mr. Warner served as the Chief Financial Officer of Gulfstar Energy Corporation, a public and later, private oil and gas production company based in Kentucky.  From January 2012 to present, he has been a Managing Member and Chief Financial Officer of Search Automotive Technologies, LLC, a Florida based automotive aftermarket company.  Mr. Warner has over 30 years of venture capital experience.  In 1981, Mr. Warner founded Merrill Lynch Venture Capital Inc., a wholly owned subsidiary of Merrill Lynch & Co. Inc. in New York, and served as its President and Chief Executive Officer from 1981 to 1990.  Under his leadership, Merrill Lynch Venture Capital managed over $250 million and made over 50 venture capital investments.  From 1999 until 2004, Mr. Warner co-founded and served as Chairman and Chief Executive Officer of Crossbow Ventures Inc., a venture capital and private equity fund that invested in early and expansion stage technology companies primarily located in Florida and the Southeast, with over 20 venture capital investments in Florida.  Mr. Warner has been on the board of directors of Brookhaven Medical, Inc., from July 2013 to present, a private, Atlanta based medical device company, a consultant and director with Navitas Land and Mineral Corporation from July 2011 to December 2013 and as director of Health Enhancement Products, Inc. from August 2010 to December 2011 and UCT Coatings Inc. from September 2001 to May 2014..  Mr. Warner earned a B.S. degree from the Massachusetts Institute of Technology in 1962, an MBA from the Wharton School of Business at the University of Pennsylvania in 1966, an LLB from the Blackstone School of Law (Correspondence) in 1967. We believe that Mr. Warner is qualified to serve on our board of director due to his experience in the various industries as a venture capitalist and his service on the board of other biotechnology companies.

Michael P. Tarnok, Director

Michael Tarnok has been on Dyadic’s board of directors since June 2014.  He is the current Chairman and former Interim CEO of Keryx Biopharmaceuticals, Inc., a biotechnology company focused on the development of therapeutics for renal disease.  Prior to joining Keryx in September of 2007, Mr. Tarnok spent the majority of his career at Pfizer Inc., joining in 1989 as Director of Finance for U.S. Manufacturing.  From 2000-2007, he served as Senior Vice President in Pfizer's U.S. Pharmaceuticals Division.  Prior to joining Pfizer, he worked primarily in financial disciplines for ITT Rayonier, Inc., Celanese Corporation, and Olivetti Corporation of America.  Mr. Tarnok earned an MBA in marketing from New York University in 1984 and a Bachelors of Science in accounting from St. John's University in 1976.  He also serves on the Board of the Global Health Counsel, a Washington, D.C.-based NGO. We believe that Mr. Tarnok is qualified to serve on our board of directors due to his substantial leadership experience in the biotechnology industry.

Involvement in Certain Legal Proceedings

None of our directors or executive officers have been convicted in any criminal proceeding during the past 10 years and none of them have been parties to any judicial or administrative proceeding during the past 10 years that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws or commodities laws. Similarly, no bankruptcy petitions have been filed by or against any business or property of any of our directors or officers, nor has any bankruptcy petition been filed against a partnership or business association in which these persons were general partners, directors or executive officers, except that Dr. Herbst was a partner in a company called Physician Billing Solutions, Inc., which filed for bankruptcy protection under Chapter 7 in December 2007.

Related Party Relationships

There are no family relationships between or among any of our directors or executive officers.

There are no arrangements or understandings between any two or more of our directors or executive officers, and there is no arrangement, plan or understanding as to whether non-management stockholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management stockholders that may directly or indirectly participate in or influence the management of our affairs.

Board Committees

Our board of directors has four standing committees to assist it with its responsibilities. These committees are described below.

The Audit Committee, is governed by a board-approved charter that contains, among other things, the committee’s membership requirements and responsibilities. The Audit Committee oversees our accounting, financial reporting process, internal controls and audits, and consults with management and our independent registered public accounting firm on, among other items, matters related to the annual audit, the published financial statements and the accounting principles applied. As part of its duties, the Audit Committee appoints, evaluates and retains our independent registered public accounting firm. It maintains direct responsibility for the compensation, termination and oversight of our independent registered public accounting firm and evaluates its qualifications, performance and independence. The Audit Committee also monitors compliance with our policies on ethical business practices and reports on these items to the board of directors. The Audit Committee has established policies and procedures for the pre-approval of all services provided by our independent registered public accounting firm. Our Audit Committee is comprised of Messrs. Gerardi, Burke, Warner and Tarnok. Mr. Gerardi is the Chairman of the Audit Committee.

The board of directors has determined that Mr. Gerardi is the Audit Committee financial expert, as defined under the Exchange Act. The board of directors made a qualitative assessment of Mr. Gerardi’s level of knowledge and experience based on a number of factors, including his experience serving on various corporate boards and financial sophistication from his years managing public companies and investment funds. The audit committee has engaged the consulting services of Sunera LLC which it has determined is an audit committee financial expert. All members of the committee understand financial statements.

The Compensation Committee, determines all compensation for our Chief Executive Officer; reviews and approves corporate goals relevant to the compensation of our Chief Executive Officer and evaluates our Chief Executive Officer’s performance in light of those goals and objectives; reviews and approves objectives relevant to other executive officer compensation; reviews and approves the compensation of other executive officers in accordance with those objectives; administers our stock option plan; approves severance arrangements and other applicable agreements for executive officers; and consults generally with management on matters concerning executive compensation and on pension, savings and welfare benefit plans where board of directors or stockholder action is contemplated with respect to the adoption of or amendments to such plans. The Compensation Committee makes recommendations on organization, succession, the election of officers, consultantships and similar matters where board of directors approval is required. Our Compensation Committee is comprised of Messrs. Burke, Gerardi and Tarnok. Dr. Burke is the Chairman of the Compensation Committee.

The Nominating Committee considers and makes recommendations on matters related to the practices, policies and procedures of the board of directors and takes a leadership role in shaping our corporate governance. The Nominating Committee’s functions include: establishing criteria for the selection of new directors to serve on the board of directors; identifying individuals believed to be qualified as candidates to serve on board of directors; recommending for selection by the board of directors the candidates for all directorships to be filled by the board of directors or by the stockholders at an annual or special meeting; reviewing the board of directors committee structure and recommending to the Board the directors to serve on the committees of the board of directors; recommending members of the board of directors to serve as the respective chairs of the committees of the board of directors; developing and recommending to the board of directors, for its approval, an annual self-evaluation process of the board of directors and its committees and, based on those results, making recommendations to the board of directors regarding those board of directors processes; and performing any other activities consistent with the committee’s charter, our bylaws and applicable law as the committee or the board of directors deems appropriate. The Nominating Committee does not currently have any formal minimum qualification requirements that must be met by a nominee to serve as a member of the board of directors. The Nominating Committee will take into account all factors it considers appropriate, which may include experience, accomplishments, education, diversity, understanding of the business, and the industries in which we operate, specific skills, general business acumen and the highest personal and professional integrity. The Nominating Committee generally seeks individuals with broad experience at the policy-making level in business, or with particular industry expertise. The Nominating Committee currently has no fixed process for identifying new nominees for election as a director, thereby retaining the flexibility to adapt its process to the circumstances. The Nominating Committee has the ability, if it deems it necessary or appropriate, to retain the services of an independent search firm to identify new director candidates. The Nominating Committee has determined that it will give consideration to any potential candidate proposed by a member of our board of directors or senior management. Any director candidate so proposed will be personally interviewed by at least one member of the Nominating Committee and our Chief Executive Officer and their assessment of his or her qualifications will be provided to the full Nominating Committee.  The Nominating Committee uses the same criteria for evaluating candidates nominated by stockholders and self-nominated candidates as it does for those proposed by other board of directors members, management and search companies. Our Nominating Committee is comprised of Mr. Emalfarb and Dr. Herbst. Mr. Emalfarb is the chairman of the Nominating Committee.

The Conflicts Committee considers and makes recommendations on matters related to the practices, policies and procedures of the board of directors relating to conflicts of interest. The purpose of the Conflicts Committee is to assess, with the power and authority to resolve on behalf of the Company, all pending and future claims between the Company and any of Mark A. Emalfarb, the Company’s President and Chief Executive Officer, his children, and any and all trusts under which Mr. Emalfarb or any of his children is a beneficiary. Our Conflicts Committee is comprised of Messrs. Warner and Herbst. Mr. Warner is the chairman of the Conflicts Committee.

Board Independence

We are not currently listed on any national securities exchange that has a requirement that any members of the board of directors be independent. However, in evaluating the independence of its members and the composition of the committees of the board of directors, the board of directors utilizes the definition of “independence” as that term is defined by the rules promulgated by the SEC. We believe that Drs. Burke and Herbst as well as Messrs. Gerardi, Warner and Tarnok qualify as “independent” directors, as that term is defined by SEC rules.

Code of Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, and persons performing senior executive level functions. The Code of Business Conduct and Ethics is available at our website at www.dyadic.com.

Item 6. Executive Compensation

Philosophy and Objectives

The philosophy underlying our executive compensation program is to provide an attractive, flexible and market-based total compensation program tied to performance and aligned with the interests of our shareholders. Our objective is to recruit and retain the caliber of executive officers and other key employees necessary to deliver sustained high performance to our shareholders, customers, and communities where we have a strong presence. Our executive compensation program is an important component of these overall human resources policies. Equally important, we view compensation practices as a means for communicating our goals and standards of conduct and performance and for motivating and rewarding employees in relation to their achievements.  The organization’s executive compensation program is designed to:

●	Encourage the attraction and retention of high-caliber executives.
●	Provide a competitive total compensation package, including benefits.
●	Reinforce the goals of the organization by supporting teamwork and collaboration.
●	Ensure that pay is perceived to be fair and equitable.
●	Be flexible to potentially reward individual accomplishments as well as organizational success.
●	Ensure that the program is easy to explain, understand, and administer.
●	Balance the needs of the both the Company and Employees to be competitive with the limits of available financial resources.
●	Ensure that the program complies with state and federal legislation.

From time to time, Company will employ a reputable compensation specialist to determine whether its overall compensation practices and policies are appropriate for the specific market conditions for the Company and the industries in which it operates.

Employment Agreements

Mark A. Emalfarb

We entered into an Employment Agreement with Mr. Emalfarb dated as of October 23, 2013 (the “Emalfarb Employment Agreement”).  Pursuant to the Emalfarb Employment Agreement, Mr. Emalfarb has agreed to serve as our President and Chief Executive Officer.  The Emalfarb Employment Agreement has an initial term of three years and automatic renewals of two years at the end of each term, unless either party provides a notice of non-renewal.  Mr. Emalfarb’s base salary is $425,000 and he is eligible for a discretionary annual bonus.  Additionally, Mr. Emalfarb is entitled to a performance bonus equal to (i) 20% of the value of the first $4,000,000 of any new revenue streams generated by the Company during his employment, for a maximum of $800,000.  Mr. Emalfarb is also eligible to receive benefits at the same level as other similarly situated employees of the Company. Mr. Emalfarb has agreed to certain restrictive covenants, including non-disclosure, non-solicitation for three years following termination of employment and non-competition for three years following termination of employment.

Upon a termination by the Company without cause or a resignation by Mr. Emalfarb for good reason, in each case as defined in the Emalfarb Employment Agreement, subject to his timely execution of a release of claims in favor of the Company, Mr. Emalfarb will be entitled to the following severance benefits: (i) continued payment of his base salary and provision of other benefits for a period of three years following termination of employment and (ii) full vesting acceleration of all stock options.

Danai E. Brooks

We entered into an Employment Agreement with Mr. Brooks dated as of April 29, 2013 (the “Brooks Employment Agreement”).  Pursuant to the Brooks Employment Agreement, Mr. Brooks has agreed to serve as our Executive Vice President and Chief Operating Officer.  The Brooks Employment Agreement does not have a specific term, but will renew daily such that it remains effective for a 12 month period at all times, unless we or Mr. Brooks provides notice of non-renewal.  Mr. Brooks’ base salary is $283,250 and he is eligible for an annual target bonus of up to 40% of his base salary. On April 29, 2013, in accordance with the terms of the Brooks Employment Agreement, our compensation committee of the board of directors granted Mr. Brooks (i) an option to purchase 400,000 shares of common stock at an exercise price of $1.83 per share that vests as to 1/48 of the shares subject to the option each monthly anniversary of the date Mr. Brooks commenced employment with us (the “Brooks Start Date”), subject to his continued service through each vesting date; and (ii) 69,000 restricted stock units that vests as to 1/36 of the restricted stock units each monthly anniversary of the Brooks Start Date, subject to his continued service through each vesting date. Under the Brooks Employment Agreement, Mr. Brooks is entitled to a retention bonus of $100,000 that is paid 50% on each of the first and second anniversaries of the Brooks Start Date.  Mr. Brooks is also eligible to receive benefits at the same level as other similarly situated employees of the Company. Mr. Brooks has agreed to certain restrictive covenants, including non-disclosure for three years following termination of employment, non-solicitation for one year following termination of employment and non-competition for one year following termination of employment.

Upon a change of control of the company, as defined in the Brooks Employment Agreement, if Mr. Brook’s is still employed by the Company, he is entitled to (i) full vesting acceleration on all outstanding equity awards and (ii) a lump sum payment within 30 days of the closing of the change in control in an amount equal to the sum of one year of base salary and annual target bonus (assuming 100% satisfaction of all performance goals), in each case in effect for the year of the change of control.

Upon a termination by the Company without cause or a resignation by Mr. Brooks for good reason, in each case as defined in the Brooks Employment Agreement, subject to his timely execution of a release of claims in favor of the Company, Mr. Brooks will be entitled to the following severance benefits: (i) payment of full annual bonus potential for the year prior to termination and the year of termination; (ii) one year of base salary paid in 12 monthly installments; (iii) 12 months of Company-paid COBRA premiums.

Additionally, if the Company enters into a Transaction Agreement (as defined in the Brooks Employment Agreement) during Mr. Brooks employment or during the three month period following a termination without cause or a resignation for good reason, Mr. Brooks shall receive the following: (i) 2% of the aggregate licensing fee and technology transfer and/or access fees, paid in a lump sum within 30 days of the Company’s receipt of payment and (ii) if the Company forms a joint venture and the other entity contributes capital in the form of cash to the joint venture, 2% of such cash capital contribution paid in a single lump sum within 30 days of such capital contribution.

Richard H. Jundzil

We entered into an Employment Agreement with Mr. Jundzil dated as of June 1, 2011 (the “Jundzil Employment Agreement”).  Pursuant to the Jundzil Employment Agreement, Mr. Jundzil has agreed to serve as our Vice President Operations.  The Jundzil Employment Agreement does not have a specific term, but will renew daily such that it remains effective for a twelve (12)-month period at all time, unless we or Mr. Jundzil provides notice of non-renewal.  Mr. Jundzil’s base salary is $206,000 and he is eligible for an annual target bonus of up to 40% of his base salary.  Mr. Jundzil is also eligible to receive benefits at the same level as other similarly situated employees of the Company. Mr. Jundzil has agreed to certain restrictive covenants, including non-disclosure for three years following termination of employment, non-solicitation for two years following termination of employment and non-competition for one year following termination of employment.

Upon a termination by the Company without cause, as defined in the Jundzil Employment Agreement, subject to his timely execution of a release of claims in favor of the Company, Mr. Jundzil will be entitled to the following severance benefits: (i) pro rata annual bonus for the year of termination based on actual achievement and (ii) one year of base salary paid in twelve monthly installments.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our principal executive officer and two other most highly compensated executive officers who were serving as executive officers at the end of 2013 (collectively, the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Mark A. Emalfarb(*)(5)	2013	$385,417	-	-	-	-	-	$15,586	$401,003

Danai E. Brooks	2013	$160,417	$35,000	$133,170	$536,000	-	-	-	$864,587

Richard H. Jundzil	2013	$200,000	$25,000	-	-	-	-	-	$225,000

(*)  Mr. Emalfarb also serves as Chairman to the Board of Directors for which he receives no direct, indirect or incremental compensation.
(1)  The bonuses in the column paid to Mr. Brooks and Mr. Jundzil were earned in 2013, but paid in April, 2014.
(2) This column represents the aggregate grant date fair value of the stock awards granted in 2013, in accordance with FASB ASC Topic 718.  These amounts do not correspond to the actual value that will be recognized by the named executive officers. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements.
(3) This column represents the grant date fair market value of each option granted in 2013, computed in accordance with FASB ASC Topic 718. These amounts do not correspond to the actual value that will be recognized by the named executive officers. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements.
(4)  The compensation paid to Mr. Emalfarb represents the sum of $12,891 for a car allowance and $2,695 for fuel reimbursement.
(5)  Bonuses are normally given on a discretionary basis, however, given current liquidity, the Board of Directors decided not award Mr. Emalfarb a bonus for 2013.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the outstanding equity award holdings held by the Named Executive Officers at December 31, 2013.

Outstanding Equity Awards at Fiscal Year-End

		Option Awards					Stock Awards
		Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned	Option Exercise	Option	Number of Shares or Units of Stock That Have Not		Market Value of Shares or Units of Stock That Have Not	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not
Name		(#) Exercisable	(#) Unexercisable	Options (#)	Price ($)	Expiration Date	Vested (#)		Vested ($)	Vested (#)	Vested ($)

Mark A. Emalfarb	(1)	225,000	75,000	-	$2.28	3/22/2015	-		-	-	-
	(2)	75,000	75,000	-	$2.12	2/27/2016	-		-	-	-
	(3)	25,000	75,000	-	$1.33	2/27/2017	-		-	-	-

Danai E. Brooks	(4)	58,333	341,667	-	$1.83	4/30/2023	(8) 58,938	(9)	$113,750	-	-

Richard H. Jundzil	(5)	48,750	16,250	-	$2.08	3/22/2020	-		-	-	-
	(6)	50,000	50,000	-	$1.93	2/27/2021	-		-	-	-
	(7)	25,000	75,000	-	$1.21	2/27/2022	-		-	-	-

(1)  The options award date was March 23, 2010, and will vest in equal installments over four years.
(2)  The options award date was February 28, 2011 and will vest in equal installments over four years.
(3)  The options award date was February 28, 2012 and will vest in equal installments over four years.
(4)  The options award date was May 1, 2013 and will vest in equal installments over four years.
(5)  The options award date was March 23, 2010 and will vest in equal installments over four years.
(6)  The options award date was February 28, 2011 and will vest in equal installments over four years.
(7)  The options award date was February 28, 2012 and will vest in equal installments over four years.
(8)  The restricted stock units were awarded on May 1, 2013 and vest in equal installments over three years.
(9)  The value was determined based on the number of units (58,938) multiplied by $1.93 for fair market value of a share on December 31, 2013.

Pension Benefits

On October 1, 2009, the Company instituted a 401(k) defined contribution plan (the “401(k) Plan”) under which participants may elect to defer up to 100% of their compensation up to a maximum amount determined annually pursuant to Internal Revenue Service regulations. Employee contributions may begin 90 days after the date of hire and are immediately vested.  The 401(k) Plan provides a safe harbor basic match contribution for all eligible employees who make salary deferrals. The match contribution is equal to 100% of the employee’s salary deferral up to 4% of such employee’s annual deferred compensation.  This match contribution is credited to the employee’s account plans and is 100% vested.

Stock Plans

The Company maintains the Dyadic International, Inc. 2006 Stock Option Plan, as amended (the “2006 Stock Option Plan”) and the Dyadic International, Inc. 2011 Equity Incentive Award Plan (the “2011 Equity Incentive Plan”) (the 2006 Stock Option Plan and the 2011 Equity Incentive Plan are hereinafter collectively referred to as the “Equity Compensation Plans”).  All options granted under the Equity Compensation Plans are service-based and typically vest over a four year period.

2006 Stock Option Plan

The 2006 Stock Option Plan was adopted by our board of directors in April 2006, which became effective upon approval by our stockholders and was last amended in December, 2009. The purpose of the 2006 Stock Option Plan is to retain and attract key management, employees, non-employee directors and consultants by providing those persons with a proprietary interest in the Company.

The Compensation Committee of the Board administers the 2006 Stock Option Plan and may grant incentive stock options to our employees (and employees of our subsidiaries) or nonqualified stock options that do not comply with Section 422 of the Internal Revenue Code to our employees, directors and consultants (and employees and consultants of our subsidiaries).  As administrator, the Compensation Committee has the power and authority to determine the terms of the awards, including eligibility, the exercise price, the number of shares, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise and to construe and interpret the 2006 Plan and awards.  After a participant’s termination of service, the participant may exercise his or her option, to the extent vested as of the date of termination, for a period of ninety days (or twelve months in the case of termination due to death or disability) following such termination, or such longer period of time specified in the individual option agreement, but in no event beyond the expiration of its term.

Under the 2006 Stock Option Plan, 4,700,000 shares of common stock have been reserved for issuance.  As of September 30, 2013, there were 2,345,125 stock options outstanding and 837,125 available for grant under the 2006 Stock Option Plan, which were rolled into the share reserve for the 2011 Equity Incentive Plan. The term of the stock options outstanding under the 2006 Option Plan is no more than ten years. No new awards will be granted under our 2006 Stock Option Plan following the approval of the 2011 Equity Incentive Plan by the Company’s stockholders, but all outstanding stock option awards previously granted under the 2006 Stock Option Plan will continue to be subject to the terms and conditions set forth in the agreements evidencing such stock option awards and the 2006 Stock Option Plan and shall be unaffected by the approval of the 2011 Equity Incentive Plan by the Company’s stockholders.

Unless otherwise determined by the administrator, the 2006 Stock Option Plan generally does not allow for the sale or transfer of awards under the 2006 Stock Option Plan other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the participant only by such participant.

In the event of certain changes made in our common stock, appropriate adjustments will be made in the number and class of shares that may be delivered under the 2006 Stock Option Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the 2006 Stock Option Plan. In the event of our dissolution or liquidation, all outstanding awards will terminate immediately prior to the consummation of such proposed transaction.

In the event of certain change in control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the administrator may (1) provide for the assumption or substitution of, or adjustment to, each outstanding award; (2) accelerate the vesting and termination of outstanding awards; and/or (3) provide for termination of awards on such terms and conditions as it deems appropriate, including providing for the cancellation of options or stock purchase rights for a cash payment to the plan participants.

Our board of directors may at any time amend, suspend or terminate the 2006 Stock Option Plan, provided such action does not impair the existing rights of any participant.

2011 Equity Incentive Plan

The 2011 Equity Incentive Plan was adopted by the Company’s Board on April 28, 2011, and approved by the Company’s stockholders on June 15, 2011. The principal purpose of the 2011 Equity Incentive Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2011 Equity Incentive Plan is also designed to permit the Company to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended.

Authorized Shares

Under the 2011 Equity Incentive Plan, 3,000,000 shares of the Company’s common stock have been initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, stock payment awards and performance awards and other stock-based awards, in addition to the number of shares remaining available for future awards under the 2006 Stock Option Plan. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2011 Equity Incentive Plan will be increased by (i) any shares available for issuance under the 2006 Stock Option Plan or are subject to awards under the 2006 Stock Option Plan that are forfeited or lapse unexercised and which following the effective date of the 2011 Equity Incentive Plan are not issued under the 2006 Stock Option Plan and (ii) an annual increase on the first day of each fiscal year beginning in 2012 and ending in 2021, equal to either 1,500,000 shares or such smaller number of shares of stock as determined by our Board of Directors.  Shares issued pursuant to awards under the 2011 Equity Incentive Plan that we repurchase or that are forfeited, will become available for future grant under the 2011 Equity Incentive Plan on the same basis as the award initially counted against the share reserve. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2011 Equity Incentive Plan.

As of September 30, 2013, there were 1,344,000 stock options outstanding under the 2011 Equity Incentive Plan and 1,656,100 stock options were available for grant under the 2011 Equity Incentive Plan.  As of December 31, 2012, there were 919,000 stock options outstanding under the 2011 Equity Incentive Plan and 2,081,000 stock options were available for grant.  The term of any stock option awards under the 2011 Equity Incentive Plan is no more than ten years.

Plan Administration

The 2011 Equity Incentive Plan will be administered by our compensation committee (or another committee or a subcommittee of the board of directors).  In the case of awards intended to qualify as “performance-based compensation” within the meaning of Code Section 162(m), the compensation committee will consist of two or more “outside directors” within the meaning of Code Section 162(m).

Subject to the provisions of our 2011 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2011 Equity Incentive Plan.  The administrator also has the authority, subject to the terms of the 2011 Equity Incentive Plan, to amend existing awards, to prescribe rules and to construe and interpret the 2011 Equity Incentive Plan and awards granted thereunder.

Stock Options

The administrator may grant incentive and/or nonstatutory stock options under our 2011 Equity Incentive Plan; provided that incentive stock options are only granted to employees.  The exercise price of such options must equal at least the fair market value of our common stock on the date of grant.  The term of an option may not exceed ten years.  Provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date.  The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator.  Subject to the provisions of our 2011 Equity Incentive Plan, the administrator determines the remaining terms of the options (e.g., vesting).  After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement.  Generally, if termination is due to death or disability, the option will remain exercisable for twelve months.  In all other cases, the option will generally remain exercisable for three months following the termination of service.  However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2011 Equity Incentive Plan.  Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant.  Subject to the provisions of our 2011 Equity Incentive Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.  The specific terms will be set forth in an award agreement.

Restricted Stock

Restricted stock may be granted under our 2011 Equity Incentive Plan.  Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions.  Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator.  Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator and/or continued service to us.  The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.  Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise.  Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us.  The specific terms will be set forth in an award agreement.

Restricted Stock Units

Restricted stock units may be granted under our 2011 Equity Incentive Plan, which may include the right to dividend equivalents, as determined in the discretion of the administrator.  Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock.  The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment.  The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.  The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both.  The specific terms will be set forth in an award agreement.

Performance Awards

Performance awards may be granted under our 2011 Equity Incentive Plan.  Performance awards are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest.  The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the value of performance awards to be paid out to participants.  The specific terms will be set forth in an award agreement, including the performance goals, which may be based on the performance criteria set forth in the 2011 Equity Incentive Plan.

Transferability of Awards

Unless the administrator provides otherwise, our 2011 Equity Incentive Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Equity Incentive Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan.

Merger or Change in Control

Our 2011 Equity Incentive Plan provides that in the event of a merger or change in control, as defined under the 2011 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, and such award will become fully exercisable, if applicable, for a specified period prior to the transaction.  The award will then terminate upon the expiration of the specified period of time.

Plan Amendment, Termination

Our board of directors has the authority to amend, suspend or terminate the 2011 Equity Incentive Plan provided such action does not impair the existing rights of any participant.  Our 2011 Equity Incentive Plan will automatically terminate in 2021, unless we terminate it sooner.

Director Compensation

In January 2005, our board of directors adopted a director compensation policy. Directors who are also employees or officers of the Company or any of its subsidiaries do not receive any separate compensation as a director. Non-employee directors receive $3,000 per month and stock options (described below) to purchase shares of our common stock. The chairman of the audit committee receives an additional $800 per month. All non-employee directors also are reimbursed for their reasonable travel costs related to attendance at board and committee meetings. Upon joining our board, a non-employee director receives a stock option to purchase 30,000 shares of the Company’s common stock at an exercise price equal to the fair market value of the stock on the date of grant.  Twenty-five percent (25%) of these options vest upon grant, while the remaining portion vests in equal installments over a four-year period subject to the director’s continued service. The stock options generally expire 10 years from the date of grant or earlier in the event service as a director ceases. At the beginning of each year, non-employee directors will receive additional stock options to purchase 25,000 shares of our common stock, or a pro rata portion based on the number of months that the director served on the board of directors during the preceding year, subject to the same vesting provisions and other conditions as described above. On November 12, 2008, all of the members of the board of directors received a stock option to purchase 250,000 shares of the Company’s common stock at an exercise price of $.15 per share ($.16 per share with respect to Mr. Emalfarb) based on the fair market value of the Company’s common stock and subject to the same terms and conditions as the other stock options granted to directors described above. The 2008 stock option grants took into account the need to provide an additional incentive and inducement to the directors to serve on the board following the corporate events involving the Company beginning in the spring of 2007 and running through the summer of 2008. On February 28, 2012, the Company granted stock options to its non-employee directors to purchase 100,000 shares of the Company’s common stock at an exercise price of $1.21 per share for serving on the board of directors in the 2011 fiscal year. On March 3, 2013, the Company granted stock options to its non-employee directors to purchase 100,000 shares of the Company’s common stock at an exercise price of $1.75 per share. On March 4, 2013, the Company granted stock options to its non-employee directors to purchase 100,000 shares of the Company’s common stock at an exercise price of $1.76 per share.

The following table sets forth a summary of the compensation we paid to our non-employee directors during 2013.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards (($)(1)	Non-Equity Incentive Plan Compen- sation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)

Frank P. Gerardi	$40,600	-	$32,250	-	-	-	$72,850
Robert D. Burke, MD	$31,000	-	$32,250	-	-	-	$63,250
Seth J. Herbst, MD	$31,000	-	$32,250	-	-	-	$63,250
Stephen J. Warner	$31,000	-	$32,250	-	-	-	$63,250

(1)
This column represents the grant date fair market value of each option granted in 2013, computed in accordance with FASB ASC Topic 718. These amounts do not correspond to the actual value that will be recognized by the non-employee director. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements.  As of December 31, 2013, each of Mr. Gerardi, Dr. Burke, and Mr. Warner held options for 100,000 shares and Dr. Herbst held options for 130,000 shares.  With respect to each of the non-employee directors, 51,563 of the shares subject to their options were unvested as of December 31, 2013.  Of this amount, 18,750 shares vested in 2014 for each non-employee director and the remainder of the shares subject to the non-employee directors’ options will vest, subject to their continued service on our Board, as follows: (i) 18,750 shares 2015, (ii) 9,375 shares in 2016 and (iii) 4,688 shares in 2017

The following table sets forth a summary of compensation we paid to our non-employee directors as December 31st, 2013

							Vesting
Granted	Date	Name	Term	Price	Balance 12/31/13	Vested 12/31/13	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017

2/28/2011	2/27/2021	Burke, Robert	10	1.93	50,000	31,250				12,500	9,375	9,375	9,375	9,375
2/28/2012	2/27/2022	Burke, Robert	10	1.21	25,000	10,938					6,250	4,688	4,688	4,688	4,688
3/4/2013	3/3/2023	Burke, Robert	10	1.75	25,000	6,250						6,250	4,688	4,688	4,688	4,688
					100,000	48,438	-	-	-	12,500	15,625	20,313	18,750	18,750	9,375	4,688

2/28/2011	2/27/2021	Gerardi, Frank	10	1.93	50,000	31,250				12,500	9,375	9,375	9,375	9,375
2/28/2012	2/27/2022	Gerardi, Frank	10	1.21	25,000	10,938					6,250	4,688	4,688	4,688	4,688
3/4/2013	3/3/2023	Gerardi, Frank	10	1.75	25,000	6,250						6,250	4,688	4,688	4,688	4,688
					100,000	48,438	-	-	-	12,500	15,625	20,313	18,750	18,750	9,375	4,688

8/28/2008	8/27/2018	Herbst, Seth	10	0.15	30,000	30,000	7,500	5,625	5,625	5,625	5,625
2/28/2011	2/27/2021	Herbst, Seth	10	1.93	50,000	31,250				12,500	9,375	9,375	9,375	9,375
2/28/2012	2/27/2022	Herbst, Seth	10	1.21	25,000	10,938					6,250	4,688	4,688	4,688	4,688
3/4/2013	3/3/2023	Herbst, Seth	10	1.75	25,000	6,250						6,250	4,688	4,688	4,688	4,688
					130,000	78,438	7,500	5,625	5,625	18,125	21,250	20,313	18,750	18,750	9,375	4,688

2/28/2011	2/27/2021	Warner, Stephen	10	1.93	50,000	31,250				12,500	9,375	9,375	9,375	9,375
2/28/2012	2/27/2022	Warner, Stephen	10	1.21	25,000	10,938					6,250	4,688	4,688	4,688	4,688
3/4/2013	3/3/2023	Warner, Stephen	10	1.75	25,000	6,250						6,250	4,688	4,688	4,688	4,688
					100,000	48,438	-	-	-	12,500	15,625	20,313	18,750	18,750	9,375	4,688

Compensation Committee Interlocks and Insider Participation

The amounts in the "Option Awards" column reflect the aggregate grant fair value of the stock option awards, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718. Assumptions made in the calculation of the grant date fair value of the stock option awards are included in the Company's audited consolidated financial statements for the fiscal year ended December 31, 2013. The option award date was March 4, 2013. Each director was awarded 25,000 options that vest generally over four years.

During the fiscal year ended December 31, 2013, none of our executive officers served as (1) a member of the compensation committee (or other board of director committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our Compensation Committee, (2) a director of another entity, one of whose executive officers served on our Compensation Committee or (3) a member of the compensation committee (or other board of director committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served as one of our directors. In addition, none of the members of our Compensation Committee (1) was an officer or employee of us or any of our subsidiaries in fiscal year ended December 31, 2013, or (2) was formerly an officer or employee of us or any of our subsidiaries.

Item 7. Certain Relationships and Related Transactions, and Director Independence

The following is a description of transactions since January 1, 2011 to which we have been a party, in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year end for the last two years, and in which any of our executive officers, directors or holders of more than 5% of our common stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change in control arrangements, which are described above under "Executive Compensation."

2010 Convertible Notes

On August 23, 2010, the Company completed the 2010 Notes private placement of $4,000,000 aggregate principal of convertible subordinated secured promissory notes with ten investors, some of whom are related parties.  Mark A. Emalfarb, our founder and Chief Executive Officer, was issued an aggregate amount of $1,000,000 of 2010 Notes. Michael J. Faby, our former Chief Financial Officer was issued an aggregate amount of $100,000 of 2010 Notes. Lisa Joy Emalfarb, the sister in law of our founder and Chief Executive Officer, was issued an aggregate amount of $100,000 of 2010 Notes. Univest Management, Inc. wholly owned by Frank P. Gerardi, Director, was issued an aggregate amount of $100,000 of the 2010 Notes.  As of June 30, 2014, $1,000,000 of principal and accrued interest was outstanding on the MAE Trust 2010 Convertible Note, $100,000 of principal and accrued interest was outstanding on the Lisa Joy Emalfarb 2010 Convertible Note and $150,000 of principal and accrued interest was outstanding on the Michael J. Faby 2010 Convertible Note.

The 2010 Notes pay interest quarterly at 8% per annum and are convertible at the holder’s option into unregistered shares of the Company’s common stock at a price of $1.82 per share, which represents 120% of the average closing price of the Company’s common stock for the 30-day period preceding August 23, 2010. The Company will not effect any conversion of the 2010 Notes, to the extent that after giving effect to such conversion, any holder would beneficially own in excess of 4.9% of the Company’s outstanding common stock (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation may be waived by the holder upon not less than 61 days prior notice. The 2010 Notes are subordinated to the Note (as defined below), and are collateralized by the assets of the Company. On October 7, 2013, the Company extended the maturity date of the 2010 Notes to January 1, 2015. The amended 2010 Notes include a provision that allows the Company to prepay all or part of the outstanding principal, without penalty, any time after March 31, 2014.

2011 Convertible Notes

In October 2011, the Company completed the 2011 Notes private placement of $3,000,000 aggregate principal of convertible subordinated secured promissory notes with five investors, some of whom are related parties. The Francisco Trust, under agreement dated February 28, 1996, as amended (the “Francisco Trust”), a trust administered by Morley Alperstein, the father-in-law of Mark A. Emalfarb, our founder and chief executive officer, was issued an aggregate amount of $500,000 of 2011 Notes. Michael J. Faby, our former Chief Financial Officer was issued an aggregate amount of $50,000 of 2011 Notes. Univest Management, Inc., wholly owned by Frank P. Gerardi, Director, was issued an aggregate amount of $50,000 of 2011 Notes.  As of June 30, 2014, $500,000 of principal and accrued interest was outstanding on the Francisco Trust 2011 Convertible Note and $150,000 of principal and accrued interest was outstanding on the Michael J. Faby 2011 Convertible Note.

The 2011 Notes pay interest quarterly at 8% per annum and are convertible at the holder’s option into unregistered shares of the Company’s common stock at a price equal to the lesser of $1.28 per share. The Company will not affect any conversion of the 2011 Notes, to the extent that after giving effect to such conversion, any holder would beneficially own in excess of 4.9% of the Company’s outstanding common stock. The Beneficial Ownership Limitation may be waived by the holder upon not less than 61 days prior notice. The 2011 Notes are subordinated to the Note (as defined below), and are collateralized by the assets of the Company. On October 7, 2013, the Company extended the maturity date of the 2011 Notes to January 1, 2015. The amendment includes a provision that allows the Company to prepay all or part of the outstanding principal, without penalty, any time after March 31, 2014.

Note Payable to Mark A. Emalfarb Trust

On November 14, 2008, the Company entered into the Amended and Restated Note (the “Note”) payable to the Mark A. Emalfarb Trust under agreement dated October 1, 1987, as amended (the “MAE Trust”), a related party. Mr. Emalfarb, our founder and Chief Executive Officer, is the trustee and beneficiary of the MAE Trust. As of June 30, 2014, $1,424,941 of principal and accrued interest was outstanding on the Note. The Note was scheduled to mature on January 1, 2009. On January 12, 2009, the Company repaid $1.0 million of principal of the Note leaving an outstanding principal amount of approximately $1.4 million. To date, the MAE Trust has not requested any further repayment of the Note. As of January 1, 2010, the MAE Trust and the Company agreed to reduce the interest rate on the outstanding principal balance of the Note from 14% to 9.5% per annum. The Note is collateralized by the assets of the Company. On October 11, 2013, the maturity date of the Note was extended to January 1, 2015. All other provisions of the Note remain unchanged.  Pursuant to a divorce decree dated March 18, 2014, the $1.4 million note was transferred to Lisa K. Emalfarb, a stockholder, on April 1, 2014.  Under certain conditions, Mr. Emalfarb has the right to assume the Note at maturity should Lisa K. Emalfarb be unwilling or unable to extend the maturity date of the Note, if requested by the Company.

Interest in Litigation Proceeds

In consideration for the October 22, 2013 dismissal of arbitration proceedings initiated by our founder and Chief Executive Officer Mark A. Emalfarb against the Company, the Company agreed to reimburse Mr. Emalfarb approximately $313,000 for past expenses incurred.  In addition to this reimbursement, Mr. Emalfarb will be entitled to receive 5% of the proceeds to the Company net of legal expenses up to $25 million and 8% of any net proceeds in excess of $25 million, but in any case the maximum amount payable will be $6 million of the net proceeds, if any, received by the Company related to the professional liability lawsuit against the Company’s former outside legal counsel discussed under “Item 8. Legal Proceedings—Professional Liability Lawsuit.”

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in the section above entitled "Executive Compensation."

Indemnification Agreements

We have earned, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers.

Related Party Transactions Policy

Our written audit committee charter requires that our board of directors review and approve, if the duty is not delegated to a comparable body of the board of directors, all related party transactions in accordance with the regulations of the SEC.

Director Independence

Our common stock is not listed on any national securities exchange [or quoted on any inter-dealer quotation service] that imposes independent standards on our board of directors or any committee thereof. However, in evaluating the independence of its members and the composition of the committees of the board of directors, the board utilizes the definition of “independence” as that term is defined by the rules promulgated by the SEC. We believe that Drs. Burke and Herbst as well as Messrs. Gerardi, Warner and Tarnok qualify as “independent” directors, as that term is defined by SEC rules.

Item 8. Legal Proceedings

We are involved in various claims, legal actions and regulatory proceedings arising from time to time in the ordinary course of business. Other than the matters set forth below, in the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our combined financial position, results of operations or cash flows. The Company makes a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Litigation is inherently unpredictable and costly. While the Company believes that it has valid defenses with respect to the legal matters pending against it, protracted litigation and/or an unfavorable resolution of one or more of such proceedings, claims or investigations against the Company could have a material adverse effect on the Company’s consolidated financial position, cash flows or results of operations.

Professional Liability Proceedings

On March 26, 2009, the Company filed a complaint in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida against Ernst & Young LLP and Ernst & Young-Hong Kong, L.P., alleging professional negligence/malpractice, breach of fiduciary duty and constructive fraud in connection with the accounting, advisory, auditing, consulting, financial and transactional services they provided to the Company.

On April 14, 2009, the Company amended the complaint (the “Amended Complaint”) by naming as additional defendants the Company’s former outside legal counsel consisting of the law firms of Greenberg Traurig, LLP, Greenberg Traurig, P.A. (collectively, “Greenberg Traurig”), Jenkens & Gilchrist, P.C. (“Jenkens & Gilchrist”) and Bilzin Sumberg Baena Price & Axelrod LLP (“Bilzin Sumberg”) as well as attorney Robert I. Schwimmer who previously represented the Company while an attorney at Jenkens & Gilchrist and later at Greenberg Traurig. Jenkens & Gilchrist went out of business in 2007 and is in the process of winding up its business and affairs. The Company also named as defendants the law firm of Moscowitz & Moscowitz, P.A. and its attorneys Norman A. Moscowitz and Jane W. Moscowitz (collectively, the “Moscowitz Defendants”) who conducted the investigation and authored the investigative report requested by the Company’s Audit Committee following the discovery of alleged improprieties at the Company’s Asian subsidiaries. The claims against the Company's former outside legal counsel are for breach of fiduciary duty and professional negligence. In addition to these claims, the Amended Complaint contains a claim of civil conspiracy against Ernst & Young LLP, Greenberg Traurig and Mr. Schwimmer.

The claims against Ernst & Young LLP and Ernst & Young-Hong Kong, L.P. were subsequently stayed in the Circuit Court action and submitted to binding arbitration. A final hearing before the arbitration tribunal was completed on May 27, 2011.  On February 29, 2012, the arbitration tribunal issued a Final Award which found no auditor negligence, denied the Company any recovery against Ernst & Young LLP and Ernst & Young Hong Kong L.P., and further provided that each party shall bear its own attorneys’ fees and costs.

On July 11, 2011, defendants Jenkens & Gilchrist, Bilzin Sumberg and the Moscowitz Defendants filed a counterclaim in the Circuit Court against the Company and a Third Party Complaint against its President and Chief Executive Officer, Mark Emalfarb, individually, for abuse of process. The counterclaim and Third Party Complaint filed by Jenkens & Gilchrist and Bilzin Sumberg also included claims for common law indemnity against the Company and Mr. Emalfarb.  In addition, Jenkens & Gilchrist made a claim against the Company for breach of the implied covenant of good faith and fair dealing.  On July 18, 2011, the Moscowitz Defendants filed a motion for summary judgment which the Circuit Court denied in its entirety.  On September 9, 2011, Jenkens & Gilchrist and Bilzin Sumberg amended their counterclaim and Third Party Complaint which dropped their claims for abuse of process but retained their claims for common law indemnity against the Company and Mr. Emalfarb. Bilzin Sumberg also added claims against the Company and Mr. Emalfarb for breach of its retainer agreements and for declaratory relief.  Also on September 9, 2011, the Moscowitz Defendants dropped their claims for abuse of process against the Company and Mr. Emalfarb.

On December 8, 2011, the Circuit Court dismissed without prejudice all counterclaims against the Company and all third party claims against Mr. Emalfarb.

On July 18, 2012, the Company filed a Second Amended Complaint which expanded and amplified the Company’s prior allegations of negligent acts and omissions by the defendants in the Circuit Court proceedings.  All of the defendants have filed and served their answers and affirmative defenses.

On August 8, 2012, the Company, Jenkens & Gilchrist and Mr. Schwimmer entered into a Settlement Agreement and General Releases (the “J&G Settlement Agreement”) whereby Jenkens & Gilchrist paid the Company $525,000 for the mutual release and discharge of (1) all causes of action between the Company and Jenkens & Gilchrist, and (2) causes of action between the Company and Mr. Schwimmer including, but not limited to, those in the professional liability lawsuit, but only those which occurred while Mr. Schwimmer served as an attorney at Jenkens & Gilchrist and not while he served as an attorney at Greenberg Traurig or any other time. Pursuant to the J&G Settlement Agreement, the Company, Jenkens & Gilchrist and Mr. Schwimmer have filed a Stipulation of Settlement with the Court to enforce the terms of the J&G Settlement Agreement including, but not limited to, the dismissal of Counts I and II of the Second Amended Complaint against Jenkens & Gilchrist and Mr. Schwimmer with prejudice.

On January 24, 2013, each of the remaining defendants served their amended affirmative defenses to the Second Amended Complaint. On February 11, 2013, the Company served its reply to such amended affirmative defenses.

On November 26, 2013, the Court entered a Case Management Order.  Pursuant to the Order, all pretrial motions and other litigation activities are to be concluded by the end of 2014.  The Court-ordered mediation, which originally scheduled for September 30, 2014, has now been scheduled for November 10th and 11th, 2014.  The Court has not yet set a trial date for 2015.

On April 9, 2014, the Court amended its Case Management Order by requiring that all summary judgment motions be served on or before April 30, 2014.

On September 23, 2014, the court entered orders denying all defense motions for summary judgement that had been heard by the court by that date and granting our request to not allow the defendant to claim a particular affirmative defense to our claims. The court has not set a trial date for 2015.

The parties to the suit have completed written discovery.  With the exception of one witness, depositions of fact witnesses are complete.  The parties are presently engaged in deposing opposing expert witnesses.

The court-ordered mediation is scheduled for November 10th and 11th, 2014. The court has not yet set a trial date for 2015. Court-ordered mediation and a trial date, may be further delayed.

Mark A. Emalfarb Arbitration and Settlement

On September 25, 2007, Mark A. Emalfarb commenced an arbitration proceeding (the “Emalfarb Arbitration”) against the Company before the American Arbitration Association seeking monetary damages resulting from his termination for cause related to the matters identified above.   In October 2013, Mr. Emalfarb and the Company reached a settlement on these matters and in consideration for the dismissal of the arbitration proceedings, the Company agreed to reimburse Mr. Emalfarb approximately $313,000 for past legal expenses incurred. In addition to this reimbursement, Mr. Emalfarb is entitled to receive a percentage of the net proceeds, if any, received by the Company related to the professional liability lawsuit against the Company’s former outside legal counsel discussed above.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

Our common stock is quoted under the symbol “DYAI” on the OTCQX U.S. Premier operated by OTC Markets Group.  There is no assurance that our common stock will continue to be traded on the OTC or that any liquidity for our stockholder exists.

Market Price

The following table shows the high and low closing bid quotations for our common stock as reported by the OTC Markets Group for the periods indicated. These quotations reflect inter-dealer prices, without retail markup, markdown or commissions.  Trading on the OTC markets is limited and the prices quoted by brokers are not a reliable indication of the value of our common stock.

	High	Low

Year ended December 31, 2014
First Quarter	$1.79	$1.25
Second Quarter	$1.79	$1.29
Third Quarter (through August 14, 2014)	$1.79	$1.56

Year ended December 31, 2013
First Quarter	$2.25	$1.50
Second Quarter	$2.18	$0.90
Third Quarter	$2.00	$1.52
Fourth Quarter	$1.80	$1.40

Year ended December 31, 2012
First Quarter	$1.30	$0.80
Second Quarter	$1.48	$0.77
Third Quarter	$1.99	$0.90
Fourth Quarter	$2.14	$1.48

Holders

As of August 1, 2014, 2014 there were 2,705 holders of record of our issued and outstanding common stock.  We believe there are significantly more beneficial holders of our stock.

Dividends

 While there are no restrictions on the payment of dividends, we have not declared or paid any cash dividends on shares of Dyadic common stock in the last two fiscal years, and we presently have no intention of paying any cash dividend in the foreseeable future. The Company’s current policy is to retain earnings, if any, to finance the expansion of its business. The future payment of dividends will depend on the results of operations, financial condition, capital expenditure plans and other factors that we deem relevant and will be at the sole discretion of the board of directors.

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of December 31, 2013:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column

Equity compensation plans approved by security holders	3,309,125	$1.95	6,499,100

Item 10. Recent Sales of Unregistered Securities

Equity Awards

During the last three fiscal years, the Company has granted stock options to purchase 1,945,000 shares of its common stock, to key employees, directors and consultants at a weighted average price of $2.02 per share under its 2006 Stock Option Plan and 2011 Equity Incentive Plan (the “Stock Plans”).  In May 2013, the Company issued 69,000 restricted stock units under the Stock Plans to an officer of the Company.  The issuances of these securities were exempt from registration in reliance on Rule 701 of the Securities Act, pursuant to compensatory plans approved by the Company’s board of directors and stockholder.

The following table reflects issuances of our common stock during the last three fiscal years upon the issuance of options granted pursuant to our Stock Plans.  In total, 1,516,750 shares of our common stock were issued to key employees, officers and directors of the Company upon their exercise of stock options.  We received $289,313 in total exercise price proceeds paid by option holders. All of such shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act, as the shares were issued in transactions not involving any public offering or distribution.

Date of Issuance	Number of Shares Issued Pursuant to Option Exercise	Exercise Price	Total Exercise Price Paid
1/10/2012	25,000	$0.15	$3,750.00
1/30/2012	25,000	$0.15	$3,750.00
1/30/2012	15,625	$0.15	$2,343.75
3/6/2012	57,500	$0.23	$13,225.00
3/6/2012	1,250	$0.15	$187.50
3/26/2012	18,750	$0.23	$4,312.50
4/9/2012	1,250	$0.15	$187.50
4/26/2012	15,625	$0.15	$2,343.75
5/29/2012	1,875	$0.23	$431.25
6/19/2012	37,500	$0.23	$8,625.00
8/16/2012	2,500	$0.15	$375.00
8/16/2012	3,750	$0.23	$862.50
9/20/2012	1,875	$0.23	$431.25
2/13/2013	332,500	$0.15	$49,875.00
3/19/2013	37,500	$0.23	$8,625.00
6/19/2013	11,250	$0.23	$2,587.50
6/19/2013	20,000	$0.60	$12,000.00
6/19/2013	100,000	$0.23	$23,000.00
10/2/2013	250,000	$0.15	$37,500.00
10/30/2013	250,000	$0.15	$37,500.00
10/31/2013	12,500	$0.23	$2,875.00
11/27/2013	25,000	$1.21	$30,250.00
12/27/2013	250,000	$0.16	$40,000.00
2/18/2014	5,000	$0.23	$1,150.00
2/18/2014	1,250	$0.15	$187.50
2/18/2014	1,500	$0.15	$225.00
2/18/2014	5,000	$0.23	$1,150.00
2/18/2014	1,250	$0.15	$187.50
2/18/2014	1,500	$0.15	$225.00
7/16/2014	5,000	$0.23	$1,150.00
No further activity

Convertible Notes

In the last three fiscal years, the Company has issued convertible notes to raise capital to finance its operations.  In August 2010, the Company issued an aggregate of $4,000,000 convertible subordinated secured promissory notes (the “2010 Notes”) to ten investors in a private placement.  The 2010 Notes pay interest quarterly at 8% per annum and are convertible at the holder’s option into unregistered shares of the Company’s common stock at a price of $1.82 per share.   The On January 22-23, 2013, a holder converted $182,000 of such notes into an aggregate of 100,000 shares of the Company’s common’s stock, and as of December 31, 2013, the outstanding principal balance of the 2010 Notes was $3,818,000.   On October 7, 2013, the Company extended the maturity date of the 2010 Notes to January 1, 2015. The amendment includes a provision that allows the Company to prepay all or part of the outstanding principal, without penalty, any time after March 31, 2014. The 2010 Notes, and the shares of common stock issued upon conversion of the 2010 Notes were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act, as the securities were issued in transactions not involving any public offering or distribution.

In October 2011, the Company completed the private placement of $3,000,000 aggregate principal of convertible subordinated secured promissory notes (the “2011 Notes”) to five investors in a private placement. The 2011 Notes pay interest quarterly at 8% per annum and are convertible at the holder’s option into unregistered shares of the Company’s common stock at a price equal to $1.28 per share.  On October 7, 2013, the Company extended the maturity date of the 2011 Notes to January 1, 2015. The amendment includes a provision that allows the Company to prepay all or part of the outstanding principal, without penalty, any time after March 31, 2014. The 2011 Notes were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act, as the securities were issued in transactions not involving any public offering or distribution.

Warrants

No warrants to purchase shares of either our common or preferred shares of stock have been issued in the last three years.

The following table reflects issuances of our common stock during the last three fiscal years upon the exercise of warrants.  In total, 1,979,000 shares of our common stock were issued upon the exercise of such warrants.  All of such shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act, as the shares were issued in transactions not involving any public offering or distribution.

Date of Issuance	Number of Shares Issued Pursuant to Warrant Exercise	Exercise Price	Total Exercise Price Paid
4/11/2011	100,000	$0.15	$15,000.00
5/24/2013	12,500	$0.15	$1,875.00
6/12/2013	983,250	$0.16	$157,320.00

Item 11. Description of Registrant’s Securities to Be Registered

Our authorized capital stock currently consists of 100,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, the rights and preferences of which may be established from time to time by our board of directors.  As of August 1, 2014, 34,048,745 shares of our common stock were issued and outstanding.

The description of our securities contained herein is a summary only and may be exclusive of certain information that may be important to you.  For more complete information, you should read our Certificate of Incorporation and its restatements, together with our corporate bylaws which have been filed with the SEC as exhibits to this registration statement.

Common Stock

Holders of our Common Stock are entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by resolution of the board of directors, subject to any preferential dividend rights which may be granted to holders of any preferred stock authorized and issued by the board of directors. Holders of our common stock do not have cumulative voting rights and are entitled to one vote per share on all matters to be voted upon by stockholders. Our common stock is not entitled to preemptive rights and is not subject to redemption, including sinking fund provisions, or conversion. Upon our liquidation, dissolution or winding up, the assets, if any, legally available for distribution to stockholders are distributable ratably among the holders of our common stock after payment of all classes or series of our preferred stock. All outstanding shares of our common stock are validly issued, fully-paid and non-assessable. The rights, preferences and privileges of holders of our common stock are subject to the preferential rights of all classes or series of preferred stock that we may issue in the future.

Preferred Stock

Our Restated Certificate of Incorporation permits us to issue up to 5,000,000 shares of preferred stock, par value $0.0001 per share. The preferred stock may be issued in any number of series as determined by the board of directors. The board of directors may by resolution fix the designation and number of shares of any such series of preferred stock and may determine, alter or revoke the rights, preferences, privileges and restrictions pertaining to any wholly unissued series and the board of directors may increase or decrease the number of shares of any such series (but not below the number of shares of that series then outstanding).

We have no preferred stock issued or outstanding.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Continental Stock Transfer & Trust Company.

Anti-Takeover Effects of Certificate of Incorporation and Bylaws

Certain provisions in our Restated Certificate of Incorporation and our bylaws could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protects the continuity of our management. Specifically, our Restated Certificate of Incorporation or bylaws contain the following provisions:

●	Our board of directors is composed of three classes of directors who serve staggered three-year terms so that only one-third of the directors are eligible for election at any annual meeting of stockholders, and cumulative voting in the election of directors is specifically denied.

●	Any action permitted to be taken by our stockholders is required to be effected at a duly called annual or special meeting of stockholders and cannot be effected by a written consent.

●	Our stockholders will not be permitted to call a special meeting of stockholders, and the only business matters permitted to be conducted at any annual or special meeting of stockholders will be business matters properly brought before that meeting in accordance with specified procedures.

●	Specific procedures are established for stockholder nominations for directors and stockholder proposals of business to be considered at an annual or special meeting of stockholders.

●	Our board of directors establishes the number of directors, and vacancies on our board of directors must be filled by a majority approval of the remaining directors, and directors may not be removed by stockholder action without cause.

●	Our board of directors is empowered to adopt, amend or repeal our bylaws, while our stockholders may adopt, amend or repeal our bylaws only upon an affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote.

●	Our board of directors has the power to designate and establish new classes of preferred stock having terms that the board of directors determines to be advisable.

●	With respect to extraordinary matters that are brought to our stockholders for a vote, including the sale of all or substantially all of our assets, a merger, a consolidation, the conversion of us into another type of entity or the amendment of our Restated Certificate of Incorporation, unless that matter is affirmatively recommended by our board of directors, its approval will require the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote.

The foregoing provisions of our Restated Certificate of Incorporation and bylaws and other provisions pertaining to the limitation of liability and indemnification of directors may be amended or repealed only with the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote.

In addition, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, shares of common stock or preferred stock could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

●	diluting the voting or other rights of the proposed acquirer or insurgent stockholder group;

●	putting a substantial voting block in institutional or other hands that might undertake to support the incumbent board of directors; or

●	effecting an acquisition that might complicate or preclude the takeover.

The effect of all of the foregoing provisions may be to delay or prevent a tender offer or takeover attempt that a stockholder may determine to be in his or her best interest, including attempts that might result in a premium over the market price for the shares held by the stockholders.

Delaware Anti-Takeover Law

We are not currently subject to the provisions of Section 203 of the Delaware General Corporation Law concerning corporate takeovers.  If we become listed on a national stock exchange or have a class of voting stock held by more than 2000 record holders, we will be governed by the provisions of Section 203 of the General Corporation Law of Delaware. In general, such law prohibits a Delaware public corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless it is approved in a prescribed manner.

As a result of Section 203 of the General Corporation Law of Delaware, potential acquirers may be discouraged from attempting to effect acquisition transactions with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

Reports to Stockholders

We intend to comply with the periodic reporting requirements of the Securities Exchange Act of 1934. We plan to furnish our stockholders with an annual report for each fiscal year beginning for the fiscal year ending December 31, 2014 containing financial statements audited by our independent registered public accounting firm. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The public may also read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (call 1-800-SEC-0330 for information).

Item 12. Indemnification of Directors and Officers

Our certificate of incorporation eliminates the personal liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by Delaware law. This limitation does not affect the availability of equitable remedies, such as injunctive relief or rescission. Our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

Under Delaware law, we may indemnify our directors or officers or other persons who were, are or are threatened to be made a party to an action, suit or proceeding because the person is or was our director, officer, employee or agent, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with the action, suit or proceeding if the person:

●	acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and

●	with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

If the person is found liable to the corporation, no indemnification shall be made unless the court in which the action was brought determines that the person is fairly and reasonably entitled, under the circumstances and despite the adjudication of liability, to indemnity for an amount of expenses that the court deems proper.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 13. Financial Statements and Supplementary Data

Condensed Consolidated Financial Statements for June 30, 2014

Consolidated Financial Statements for December 31, 2013 and 2012

DYADIC INTERNATIONAL, INC.
AND SUBSIDIARIES

Condensed Consolidated Financial Statements

June 30, 2014

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES

June 30, 2014

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2014	December 31, 2013
ASSETS	(Unaudited)
Current Assets:
Cash and Cash Equivalents	$4,300,494	$8,892,396
Restricted Cash	171,329	200,378
Accounts Receivable, Net	1,394,651	1,677,338
License Fee Receivable	-	110,693
Inventory, Net	3,830,807	2,800,090
Prepaid Expenses and Other Current Assets	296,981	171,601
Total Current Assets	9,994,262	13,852,496

Fixed Assets, Net	557,009	504,781
Intangible Assets, Net	581,896	566,867
Other Assets	35,222	16,173
	$11,168,389	$14,940,317

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts Payable	$2,051,353	$2,573,106
Accrued Expenses	439,921	469,681
Accrued Interest Payable	169,736	171,601
Note Payable to Stockholder	1,424,941	-
Deferred Research and Development Obligation	508,948	914,769
Convertible Subordinated Debt	6,818,000	-
Total Current Liabilities	11,412,899	4,129,157
Note Payable to Stockholder	-	1,424,941
Convertible Subordinated Debt	-	6,818,000
	11,412,899	12,372,098
COMMITMENTS AND CONTINGENCIES
Stockholders’ Equity (Deficit):
Preferred Stock, $.0001 Par Value:
Authorized Shares – 5,000,000; None Issued and Outstanding	-	-
Common Stock, $.001 par value,
Authorized Shares – 100,000,000; Issued and Outstanding – 34,043,745 and 34,028,245, Respectively	34,044	34,028
Additional Paid-in Capital	81,585,621	81,209,585
Stock Subscriptions Receivable	(145,963)	(182,838)
Stock to be Issued	49,964	27,769
Accumulated Deficit	(81,768,176)	(78,520,325)
Total Stockholders' Equity (Deficit)	(244,510)	2,568,219
	$11,168,389	$14,940,317

The Accompanying Notes are an Integral Part of these Unaudited Condensed Consolidated Financial Statements

1

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,		Three Months Ended June 30,
	2014	2013	2014	2013
Revenue:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Product Related Revenue, Net	$4,916,724	$3,837,358	$2,457,564	$1,742,286
License Fee Revenue	-	5,000,000	-	5,000,000
Research and Development Revenue	1,129,991	725,248	604,119	338,512
Total Revenue	6,046,715	9,562,606	3,061,683	7,080,798

Cost of Goods Sold:	4,137,304	3,898,002	2,158,339	1,936,610
Gross Profit	1,909,411	5,664,604	903,344	5,144,188

Expenses:
General and Administrative	3,628,587	2,405,739	1,732,880	1,147,375
Sales and Marketing	582,970	419,612	341,550	215,682
Research and Development	655,171	569,494	321,987	279,910
Foreign Currency Exchange Loss (Gain), Net	(12,000)	33,050	30,852	(27,243)
Gain on Sale of Fixed Assets	(19,755)	-	(8,155)	-
Total Expenses	4,834,973	3,427,895	2,419,114	1,615,724

Income (Loss) from Operations	(2,925,562)	2,236,709	(1,515,770)	3,528,464

Other Income (Expense)
Interest Income	16,533	3,016	6,882	1,738
Interest Expense	(338,822)	(339,641)	(169,979)	(169,924)

Total Other Income (Expense)	(322,289)	(336,625)	(163,097)	(168,186)

Income (Loss) Before Provision for Income Taxes	(3,247,851)	1,900,084	(1,678,867)	3,360,278

Provision for Income Taxes	-	(38,000)	-	(38,000)

Net Income (Loss)	$(3,247,851)	$1,862,084	$(1,678,867)	$3,322,278

Net Income (Loss) per Common Share
Basic	$(0.10)	$0.06	$(0.05)	$0.10
Diluted	$(0.10)	$0.05	$(0.05)	$0.10

Weighted Average Common Shares Used in Calculating Net Income (Loss) Per Share:
Basic	34,036,295	32,135,525	34,043,745	32,232,003
Diluted	34,036,295	34,175,467	34,043,745	34,136,986

The Accompanying Notes are an Integral Part of these Unaudited Condensed Consolidated Financial Statements
2

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Additional	Stock Subscriptions	Stock to Be	Accumulated
	Shares	Amount	Paid In Capital	Receivable	Issued	Deficit	Total
Balance at December 31, 2013	34,028,245	$34,028	$81,209,585	$(182,838)	$27,769	$(78,520,325)	$2,568,219

Amortization of Deferred Compensation on Employee and Nonemployee Stock Options	-	-	372,927	-	-	-	372,927

Issuance of Stock for Stock Options Exercised	15,500	16	3,109	(3,125)	-	-	-

Stock to be Issued for Restricted Stock Units	-	-	-	-	22,195	-	22,195

Proceeds from Repayment of Stock Subscriptions	-	-	-	40,000	-	-	40,000

Net (Loss)	-	-	-	-	-	(3,247,851)	(3,247,851)
Balance at June 30, 2014	34,043,745	$34,044	$81,585,621	$(145,963)	$49,964	$(81,768,176)	$(244,510)

The Accompanying Notes are an Integral Part of these Unaudited Condensed Consolidated Financial Statements

3

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2014	2013
	(Unaudited)	(Unaudited)
Operating Activities
Net Income (Loss)	$(3,247,851)	$1,862,084
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used In) Operating Activities:
Depreciation and Amortization of Fixed Assets	114,988	96,171
Amortization of Intangible and Other Assets	30,344	24,762
Gain on Sale of Fixed Assets	(19,755)	-
Reserve (Recovery) of Doubtful Accounts	30,072	(315,567)
Increase (Decrease) in Inventory Reserve	(52,000)	224,000
Share-Based Compensation Expense	395,122	318,597
Changes in Operating Assets and Liabilities:
Accounts Receivable	252,615	14,865
License Fee Receivable	110,693	208,750
Inventory	(978,717)	370,366
Prepaid Expenses and Other Current Assets	(125,380)	45,518
Other Assets	(19,049)	-
Accounts Payable	(521,753)	89,522
Accrued Expenses	(29,760)	27,476
Accrued Interest Payable	(1,865)	167,991
Income Taxes Payable	-	38,000
Deferred Research and Development Obligation	(405,821)	(105,767)
Net Cash Provided By (Used In) Operating Activities	(4,468,117)	3,066,768

Investing Activities
Purchases of Fixed Assets	(167,216)	(100,077)
Proceeds from Sale of Fixed Assets	19,755	-
Cost of Patents	(45,373)	(34,924)
Restricted Cash	29,049	3,024
Net Cash (Used In) Investing Activities	(163,785)	(131,977)

Financing Activities
Proceeds from Stock Warrant Exercises	-	64,803
Proceeds from Stock Option Exercises	-	58,500
Proceeds from Repayment of Stock Subscriptions Receivable	40,000	-
Net Cash Provided by Financing Activities	40,000	123,303

Net Increase (Decrease) in Cash and Cash Equivalents	(4,591,902)	3,058,094
Cash and Cash Equivalents at Beginning of Period	8,892,396	3,990,062
Cash and Cash Equivalents at End of Period	$4,300,494	$7,048,156

Supplemental Cash Flow Information:
Cash Paid for Interest	$340,687	$169,745

Non-Cash Item:
Conversion of Convertible Debt into Shares of Common Stock	$-	$182,000

Non-Cash Advances to Employees for Stock Warrant and Stock Option Exercises	$3,125	$131,980

The Accompanying Notes are an Integral Part of these Unaudited Condensed Consolidated Financial Statements

4

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1:	Basis of Presentation

General

The accompanying unaudited interim condensed consolidated financial statements for Dyadic International, Inc. and Subsidiaries (collectively, “Dyadic” or the “Company”) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial reporting. Accordingly, certain information and footnote disclosures normally included in annual consolidated financial statements have been condensed or omitted. In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments and the elimination of intra-entity accounts) considered necessary for a fair statement of all periods presented.  The results of Dyadic’s operations for any interim periods are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year. These unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2013.

Liquidity

As of June 30, 2014, the Company has liabilities that exceed its assets, negative working capital, and cash flow deficiencies.  In order to address these indicators, the Company is exploring several transactions, including, but not limited to, licensing its C1 technologies to new collaborators, expanding technical or geographical licensing options, anticipated or actual receipt of certain milestone payments (such as the $500,000 milestone payment received by the Company on September 24, 2014, subsequent to the June 30, 2014 financial statements), refinancing the existing debt, raising additional debt or equity financing, and extending the maturity dates of its existing convertible subordinated debt and its note (as in the past).  Professional service fees primarily reflect costs of our lawsuit against our former outside legal counsel. The majority of the legal fees and expenses for expert witness testimony in preparation for the currently scheduled November 10th and 11th, 2014 mediation and the potential trial have now been incurred, therefore, spending on litigation for 2014 is now anticipated to be approximately $1.4 million, of which, $1.1 million has been incurred through June 30, 2014.  The remaining spending is projected at approximately $300,000, or a savings of approximately $800,000 versus the first half of 2014.  The Company is also actively drawing down inventory and targeting a $1.0 million reduction from its June 30, 2014 inventory levels. We have reduced scheduled production and are filling current Product orders from existing stock.  These actions are expected to reduce inventory in the second half of the year by approximately $1.0 million.  The financial statements do not include any adjustments to reflect further effects on the recoverability and classification of assets or amounts and classification of liabilities that may result if the Company’s plans are unsuccessful.

Based upon executing one or more of the anticipated potential funding transactions we are exploring and the anticipated or actual receipt of certain milestone payments discussed in the preceding paragraph, and the current status of our R&D and operating needs, we believe that our existing cash and cash equivalents will be adequate to satisfy our needs for the next twelve (12) months. However, our actual capital requirements will depend on many factors, including those factors potentially impacting our financial condition as discussed in “Risk Factors That May Affect Future Results”, more specifically, our ability to extend the maturity dates on some, if not all of our outstanding debt, our ability to encourage our debt holders, all or in part, to convert their debt holdings to shares of common stock, and our ability to source out new investors and/or lenders.  There is no assurance that the Company will be successful in obtaining the necessary funding to meet its business objectives or reduce its operating costs to a level sufficient to provide positive cash flow. The financial statements do not include any adjustments to reflect future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result if the Company’s plans are unsuccessful.

Net Income (Loss) Per Common Share

Basic income (loss) per share excludes any dilution.  It is based upon the weighted average number of common shares outstanding during the period.  Diluted income per share includes the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. During both of the three and six month periods ended June 30, 2014, 8,291,218 common stock equivalents related to stock options and convertible debt, respectively, were not included in computing diluted earnings per share because their effects were anti-dilutive.
5

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1:	Basis of Presentation (continued)

Research and Development Revenue Recognition

The Company applies a proportional-performance model using the percentage-of-completion method of revenue recognition associated with activities performed under certain research and development agreements. Since the expected cost to perform the activities can be reasonably estimated, the Company believes a proportional-performance methodology of revenue recognition is appropriate. Under this method, revenue in any period is recognized as a percentage of the total actual cost expended relative to the total estimated costs required to satisfy the performance obligations under the research and development arrangements. Revenue recognized is limited to the amounts that are non-refundable and that the other party to the agreement is contractually obligated to pay to the Company. A change in the period of time expected to complete the activities is accounted for as a change in estimate on a prospective basis.

Deferred Research and Development Obligation

The deferred research and development obligation represents payments received or receivable for certain research and development activities which are deferred until revenue can be recognized under the Company’s revenue recognition policy. Deferred revenue is classified as current if management believes the Company will be able to recognize the deferred amount as revenue within 12 months of the balance sheet date. At June 30, 2014, the total deferred research and development obligation was approximately $509,000.

Multiple Deliverable Arrangements Revenue Recognition

The Company evaluates multiple deliverable arrangements contained in its collaboration and license agreements to determine whether the delivered elements that are the obligation of the Company have value to other parties to the agreement on a stand-alone basis and whether objective reliable evidence of fair value of the undelivered items exists. Deliverables that meet these criteria are considered a separate unit of accounting. Deliverables that do not meet these criteria are combined and accounted for as a single unit of accounting. The appropriate recognition of revenue is then applied to each unit of accounting.

On April 23, 2012, the Company’s non-exclusive license agreement with Abengoa Bioenergy New Technologies, Inc. (“Abengoa”) was amended and restated (the “Amended Abengoa License Agreement”) to provide Abengoa with additional rights which include, among other things, the granting to Abengoa of worldwide rights to use the Company’s C1 Platform Technology in the licensed fields.  The Amended Abengoa License Agreement also further clarifies Abengoa’s rights to sell enzymes produced using the Company’s C1 Platform Technology to third parties for use in both first and second generation biorefining processes for the production of fuels, chemicals and/or power.  In exchange for entering into the Amended Abengoa License Agreement, Abengoa agreed to pay the Company a non-refundable license fee of $5,500,000, payable as follows: $2,000,000 in October 2012, $1,000,000 in January 2013, and $2,500,000 in July 2013.  The final payment of $2,500,000 was received on July 15, 2013. Abengoa will begin operations at its Hugoton, Kansas facility in the fourth quarter 2014. In connection with the facility start-up, a license milestone was achieved in July 2014 and we received the $500,000 payment in September 2014.
6

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1:	Basis of Presentation (Continued)

On May 6, 2013, the Company entered into a non-exclusive worldwide research, development and license agreement with BASF SE (“BASF”).  Under the terms of the agreement, BASF will be able to use Dyadic’s patented and proprietary C1 Platform Technology to develop, produce, distribute and sell industrial enzymes in certain fields for a variety of applications. BASF will fund research and development at Dyadic’s research lab in The Netherlands. In addition to this funding, BASF agreed to pay Dyadic a non-refundable upfront license fee of $6,000,000, as well as certain research and commercial milestone fees and royalties upon commercialization.  As of June 30, 2014 the Company has received payment for the upfront license fee of $5,889,000 in 2013 and the remaining balance of $111,000 on January 6, 2014. In addition, BASF has funded through June 30, 2014 in excess of $600,000 in support of research and development programs.

Note 2:	Accounts Receivable

Accounts receivable are recorded at their net realizable value on the date revenue is recognized or the Company has a contractual right to receive money, either on demand or at fixed or determinable dates.  The Company provides allowances for doubtful accounts for estimated losses resulting from the inability of its customers to repay their obligations.  If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to pay, additional allowances may be required.

The Company provides for potential uncollectible accounts receivable based on specific customer identification and historical collection experience, adjusted for existing market conditions. If market conditions decline or the Company’s customers experience economic difficulties, actual collections may not meet expectations and may result in decreased cash flows and increased bad debt expense.

The policy for determining past due status is based on the contractual payment terms of each customer, which are generally net 30 or net 60 days.  Once collection efforts by the Company are exhausted, the determination for charging off uncollectible receivables is made.  The Company does not accrue finance or interest charges on past due accounts receivable.

Accounts receivable consisted of the following:

	June 30, 2014	December 31, 2013
	(Unaudited)
Accounts receivable	$1,459,033	$1,711,648
Less: allowance for doubtful accounts	(64,382)	(34,310)
	$1,394,651	$1,677,338

Note 3:	Inventory

Inventory consists of raw materials and finished goods including industrial enzymes used in the industrial, chemical, and agricultural markets, and are stated at the lower of cost or market using the average cost method.  The value of finished goods is comprised of raw materials and manufacturing costs, substantially all of which are incurred pursuant to agreements with independent manufacturers.  Provisions have been made to reduce excess or obsolete inventory to net realizable value.
7

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3:	Inventory (Continued)

Inventory consisted of the following:

	June 30, 2014	December 31, 2013
	(Unaudited)
Finished goods	$3,992,807	$3,014,090
Less: reserve for obsolescence	(162,000)	(214,000)
	$3,830,807	$2,800,090

Note 4:	Notes Payable

Note Payable to Stockholder

The Amended and Restated Note dated November 14, 2008 (the “Note”) payable to the Mark A. Emalfarb Trust under agreement dated October 1, 1987, as amended (the “MAE Trust”), matured on January 1, 2009. On January 12, 2009, the Company repaid $1.0 million of principal of the Note leaving an outstanding principal amount of approximately $1.4 million.  As of January 1, 2010, the MAE Trust and the Company agreed to reduce the interest rate on the outstanding principal balance of the Note from 14% to 9.5% per annum.  On October 11, 2013, the maturity date of the Note was extended to January 1, 2015.  All other provisions remain unchanged. Pursuant to a divorce decree dated March 18, 2014, the $1.4 million note was transferred to Lisa K. Emalfarb, a stockholder, on April 1, 2014.

Under certain conditions, Mr. Emalfarb has the right to assume the Note at maturity should Lisa K. Emalfarb be unwilling or unable to extend the maturity date of the Note, if requested by the Company.

Interest expense on the Note amounted to approximately $33,000 and $67,000 for both the three and six months ended June 30, 2014 and 2013, respectively.

Convertible Subordinated Debt

On August 23, 2010, the Company completed the private placement of $4,000,000 aggregate principal of convertible subordinated secured promissory notes (the “2010 Notes”) with ten investors. The 2010 Notes pay interest quarterly at 8% per annum and are convertible at the holder’s option after January 1, 2011 into unregistered shares of the Company’s common stock at a conversion price of $1.82 per share. The Company will not effect any conversion of the 2010 Notes, to the extent that after giving effect to such conversion, any holder would beneficially own in excess of 4.9% of the Company’s outstanding common stock (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation may be waived by the holder upon not less than 61 days prior notice. The 2010 Notes are subordinated to the Note, collateralized by the assets of the Company and mature on January 1, 2015.

One of the Company’s third party note holders converted $182,000 of the 2010 Notes during the six months ended June 30, 2013 into an aggregate of 100,000 shares of the Company’s common stock at a conversion price of $1.82 per share. As a result of this conversion, the outstanding principal balance of the 2010 Notes was $3,818,000 at June 30, 2014 (Note 6).
8

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4:	Notes Payable (Continued)

Convertible Subordinated Debt (Continued)

In October 2011, the Company completed the private placement of $3,000,000 aggregate principal of convertible subordinated secured promissory notes (the “2011 Notes”) with five investors. The 2011 Notes pay interest quarterly at 8% per annum and are convertible at the holder’s option into unregistered shares of the Company’s common stock at a conversion price equal to $1.28 per share.  The Company will not effect any conversion of the 2011 Notes, to the extent that after giving effect to such conversion, any holder would beneficially own in excess of 4.9% of the Company’s outstanding common stock. The Beneficial Ownership Limitation may be waived by the holder upon not less than 61 days prior notice. The 2011 Notes are subordinated to the Note and the 2010 Notes, collateralized by the assets of the Company and mature on January 1, 2015.

Approximately $1,900,000 of the 2010 Notes and 2011 Notes are held by four related party interests which include members of management and the Board of Directors, as well as another related party.  Interest expense on the convertible subordinated debt for the three months ended June 30, 2014 and 2013, was approximately $137,000 and $136,000, respectively.  Interest expense on the convertible debt for the six months ended June 30, 2014 and 2013, was approximately $270,000 and $273,000, respectively.

Note 5:	Commitments and Contingencies

Manufacturing Commitment

The Company manufactures its enzymes with a third party manufacturer which the Company believes is sufficient to meet its current needs.  In order to grow its business, the Company will require additional manufacturing capacity. There is no assurance that the Company will be able to maintain its current manufacturing capacity or be able to secure additional capacity on acceptable terms and conditions as and when needed by the Company.  Any interruption in or failure to secure such manufacturing capacity could have a material adverse effect on the Company’s results of operations.

Litigation, Claims and Assessments

Pending Actions

Professional Liability Lawsuit

On March 26, 2009, the Company filed a complaint in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida against Ernst & Young LLP and Ernst & Young-Hong Kong, L.P., alleging professional negligence/malpractice, breach of fiduciary duty and constructive fraud in connection with the accounting, advisory, auditing, consulting, financial and transactional services they provided to the Company.

9

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5:	Commitments and Contingencies (Continued)

Litigation, Claims and Assessments (Continued)

Pending Actions (Continued)

Professional Liability Lawsuit (Continued)

On April 14, 2009, the Company amended the complaint (the “Amended Complaint”) by naming as additional defendants the Company’s former outside legal counsel consisting of the law firms of Greenberg Traurig, LLP, Greenberg Traurig, P.A. (collectively, “Greenberg Traurig”), Jenkens & Gilchrist, P.C. (“Jenkens & Gilchrist”) and Bilzin Sumberg Baena Price & Axelrod LLP (“Bilzin Sumberg”) as well as attorney Robert I. Schwimmer who previously represented the Company while an attorney at Jenkens & Gilchrist and later at Greenberg Traurig. Jenkens & Gilchrist went out of business in 2007 and is in the process of winding up its business and affairs. The Company also named as defendants the law firm of Moscowitz & Moscowitz, P.A. and its attorneys Norman A. Moscowitz and Jane W. Moscowitz (collectively, the “Moscowitz Defendants”) who conducted the investigation and authored the investigative report requested by the Company’s Audit Committee following the discovery of alleged improprieties at the Company’s Asian subsidiaries. The claims against the Company's former outside legal counsel are for breach of fiduciary duty and professional negligence. In addition to these claims, the Amended Complaint contains a claim of civil conspiracy against Ernst & Young LLP, Greenberg Traurig and Mr. Schwimmer.

The claims against Ernst & Young LLP and Ernst & Young-Hong Kong, L.P. were subsequently stayed in the Circuit Court action and submitted to binding arbitration. A final hearing before the arbitration tribunal was completed on May 27, 2011.  On February 29, 2012, the arbitration tribunal issued a Final Award which found no auditor negligence, denied the Company any recovery against Ernst & Young LLP and Ernst & Young Hong Kong L.P., and further provided that each party shall bear its own attorneys’ fees and costs.

On July 11, 2011, defendants Jenkens & Gilchrist, Bilzin Sumberg and the Moscowitz Defendants filed a counterclaim in the Circuit Court against the Company and a Third Party Complaint against its President and Chief Executive Officer, Mark Emalfarb, individually, for abuse of process. The counterclaim and Third Party Complaint filed by Jenkens & Gilchrist and Bilzin Sumberg also included claims for common law indemnity against the Company and Mr. Emalfarb.  In addition, Jenkens & Gilchrist made a claim against the Company for breach of the implied covenant of good faith and fair dealing.  On July 18, 2011, the Moscowitz Defendants filed a motion for summary judgment which the Circuit Court denied in its entirety.  On September 9, 2011, Jenkens & Gilchrist and Bilzin Sumberg amended their counterclaim and Third Party Complaint which dropped their claims for abuse of process but retained their claims for common law indemnity against the Company and Mr. Emalfarb. Bilzin Sumberg also added claims against the Company and Mr. Emalfarb for breach of its retainer agreements and for declaratory relief.  Also on September 9, 2011, the Moscowitz Defendants dropped their claims for abuse of process against the Company and Mr. Emalfarb.

On December 8, 2011, the Circuit Court dismissed without prejudice all counterclaims against the Company and all third party claims against Mr. Emalfarb.

On July 18, 2012, the Company filed a Second Amended Complaint which expanded and amplified the Company’s prior allegations of negligent acts and omissions by the defendants in the Circuit Court proceedings.  All of the defendants have filed and served their answers and affirmative defenses.
10

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5:	Commitments and Contingencies (Continued)

Litigation, Claims and Assessments (Continued)

Pending Actions (Continued)

Professional Liability Lawsuit (Continued)

On August 8, 2012, the Company, Jenkens & Gilchrist and Mr. Schwimmer entered into a Settlement Agreement and General Releases (the “J&G Settlement Agreement”) whereby Jenkens & Gilchrist paid the Company $525,000 for the mutual release and discharge of (1) all causes of action between the Company and Jenkens & Gilchrist, and (2) causes of action between the Company and Mr. Schwimmer including, but not limited to, those in the professional liability lawsuit, but only those which occurred while Mr. Schwimmer served as an attorney at Jenkens & Gilchrist and not while he served as an attorney at Greenberg Traurig or any other time. Pursuant to the J&G Settlement Agreement, the Company, Jenkens & Gilchrist and Mr. Schwimmer have filed a Stipulation of Settlement with the Court to enforce the terms of the J&G Settlement Agreement including, but not limited to, the dismissal of Counts I and II of the Second Amended Complaint against Jenkens & Gilchrist and Mr. Schwimmer with prejudice.

On January 24, 2013, each of the remaining defendants served their amended affirmative defenses to the Second Amended Complaint. On February 11, 2013, the Company served its reply to such amended affirmative defenses.

On November 26, 2013, the Court entered a Case Management Order.  Pursuant to the Order, all pretrial motions and other litigation activities are to be concluded by the end of 2014.  The Court ordered mediation is to occur no later than September 30, 2014.  The Court has not yet set a trial date for 2015.

On April 9, 2014, the Court amended its Case Management Order by requiring that all summary judgment motions be served on or before April 30, 2014.

On September 23, 2014, the court entered orders denying all defense motions for summary judgment that had been heard by the court by that date and granting our request to not allow the defendants to claim a particular affirmative defense to our claims. The court has not yet set a trial date for 2015.
The parties to the suit have completed written discovery.  With the exception of one witness, depositions of fact witnesses are complete.  The parties are presently engaged in deposing opposing expert witnesses.

Other

In addition to the matters noted above, from time to time, the Company is subject to legal proceedings, asserted claims and investigations in the ordinary course of business, including commercial claims, employment and other matters, which management considers immaterial, individually and in the aggregate.

The Company makes a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Litigation is inherently unpredictable and costly. While the Company believes that it has valid defenses with respect to the legal matters pending against it, protracted litigation and/or an unfavorable resolution of one or more of such proceedings, claims or investigations against the Company could have a material adverse effect on the Company’s consolidated financial position, cash flows or results of operations.
11

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6:	Common Stock

Issuances of Common Stock

During the six months ended June 30, 2014, stock options to purchase 15,500 shares of common stock were exercised at exercise prices ranging from $0.15 to $0.23 per share.  The options were exercised under the Company’s 2013 Employee Loan Program (the Loan Program); therefore no cash was received during the six months ended June 30, 2014.

As of June 30, 2014, there were no outstanding warrants to purchase any shares of common stock.  At June 30, 2014, 12,500 shares of common stock from warrant exercises had not yet been issued.

During the six months ended June 30, 2014, the Company advanced certain employees $3,125 under the Loan Program, in connection with their exercise of stock options to purchase 15,500 shares of common stock.  In addition, $40,000 of amounts previously advanced under the Loan Program was repaid.  Amounts borrowed under the Loan Program bear interest at 3% per annum and are payable within 24 months from the date of the loan agreement.  The loans are collateralized by the shares of common stock issued in connection with the exercise of the stock options and warrants.  At June 30, 2014, advances to employees under the Loan Program were approximately $146,000 and are included in Stockholders’ Equity in the June 30, 2014 condensed consolidated balance sheet.

Conversion of Convertible Subordinated Debt

A third party debt holder converted a portion of its 2010 Notes during the six months ended June 30, 2013 into an aggregate of 100,000 shares of common stock at a conversion price of $1.82.

Note 7:	Share-Based Compensation and Subsequent Event

On March 3, 2014, the Company granted to its employees and non-employee directors stock options to purchase 310,000 shares of the Company’s common stock at an exercise price of $1.76 per share. The stock options vest over four years and expire on March 2, 2024. The fair market value of such stock options was $1.24 per stock option based on the Black-Scholes valuation model.  Assumptions used in the Black-Scholes valuation model for options granted were as follows:

Average Risk-Free Interest Rate	2.60%
Dividend Yield	0.00%
Average Volatility Factor	78.412%
Average Option Life	6.5 years

On April 14, 2014, the Company granted to its employees stock options to purchase 75,000 shares of the Company’s common stock at an exercise prices ranging from $1.55 to $1.71 per share. The stock options vest over four years and expire on various dates through April 13, 2024.  The fair market value of such stock options was $1.10 and $1.09 per stock option based on the Black-Scholes valuation model.  Assumptions used in the Black-Scholes valuation model for options granted were as follows:

Average Risk-Free Interest Rate	2.65%
Dividend Yield	0.00%
Average Volatility Factor	78.027%
Average Option Life	5-6.5 years

12

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7:	Share-Based Compensation and Subsequent Event (Continued)

On April 24, 2014, the Company granted to an employee stock options to purchase 50,000 shares of the Company’s common stock at an exercise price of $1.53 per share. The stock options vest over four years and expire on April 24, 2024.  The fair market value of such stock options was $1.08 per stock option based on the Black-Scholes valuation model.  Assumptions used in the Black-Scholes valuation model for options granted were as follows:

Average Risk-Free Interest Rate	2.70%
Dividend Yield	0.00%
Average Volatility Factor	77.78%
Average Option Life	6.5 years

On May 1, 2014, the Company granted to a consultant options to purchase 100,000 shares of the Company’s common stock at an exercise price of $1.41 per share. The stock options vest over four years and expire on May 1, 2024.  The fair market value of such stock options was $0.99 per stock option based on the Black-Scholes valuation model.  Assumptions used in the Black-Scholes valuation model for options granted were as follows:

Average Risk-Free Interest Rate	2.63%
Dividend Yield	0.00%
Average Volatility Factor	77.794%
Average Option Life	6.5 years

On June 12, 2014, the Company granted to its non-employee director stock options to purchase 30,000 shares of the Company’s common stock at an exercise price of $1.36 per share. The stock options vest over four years and expire on June 11, 2024.  The fair market value of such stock options was $0.95 per stock option based on the Black-Scholes valuation model.  Assumptions used in the Black-Scholes valuation model for options granted were as follows:

Average Risk-Free Interest Rate	2.58%
Dividend Yield	0.00%
Average Volatility Factor	77.385%
Average Option Life	6.5 years

On July 9, 2014, the Company granted to an advisor stock options to purchase 60,000 shares of the Company’s common stock at an exercise price of $1.66 per share. The stock options vest over twelve months and expire on July 8, 2024.  The fair market value of such stock options was $1.16 per stock option based on the Black-Scholes valuation model.  Assumptions used in the Black-Scholes valuation model for options granted were as follows:

Average Risk-Free Interest Rate	2.57%
Dividend Yield	0.00%
Average Volatility Factor	77.006%
Average Option Life	6.5 years

13

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7:	Share-Based Compensation and Subsequent Event (Continued)

No stock options expired or were cancelled during the six months ended June 30, 2014.  There were 325,000 stock options that expired or were cancelled during the six months ended June 30, 2013. As of June 30, 2014, there were stock options outstanding under the Company’s equity plans to purchase 3,858,625 shares of common stock.

On May 6, 2013, the Company granted 69,000 Restricted Stock Units (“RSU’s”) to an officer pursuant to the Company’s 2011 Equity Incentive Award Plan.  The value of the award per share was $1.93. The RSU’s vest in equal monthly amounts over a three year period.  During the three and six month periods ended June 30, 2014, the Company recognized approximately $11,000 and $22,000, respectively, in non-cash share-based compensation expense related to these RSU’s.  The Company will recognize approximately $85,000 in additional non-cash share-based compensation expense related to the RSU’s over the remaining vesting period.

The Company recognized non-cash share-based compensation expense for its share-based awards of approximately $223,000 and $125,000 for the three months ended June 30, 2014 and 2013, respectively, and approximately $395,000 and $319,000 for the six months ended June 30, 2014 and 2013, respectively.  These charges had no impact on the Company’s reported cash flows. Total non-cash share-based compensation expense was allocated among the following expense categories:

	Six Months Ended June 30,		Three Months Ended June 30,
	2014	2013	2014	2013
General and administrative	$301,417	$190,899	$169,765	59,061
Research and development	17,704	49,896	8,653	24,948
Cost of goods sold	30,442	37,765	15,545	18,905
Sales and marketing	45,559	40,037	28,891	21,907
	$395,122	$318,597	$222,854	$124,821

Note 8:	Income Taxes

As of June 30, 2014, the Company had significant net operating loss carryforwards remaining that expire beginning in 2022.  The Company has determined that a full valuation allowance against its net deferred taxes is necessary as of June 30, 2014.

The Company is subject to income taxes in the U.S. federal jurisdiction, various state jurisdictions and certain other international jurisdictions.  Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply.  The Company is not subject to U.S. federal, state and local tax examinations by tax authorities for the years before 2010.

If the Company were to subsequently record an unrecognized tax benefit, associated penalties and tax related interest expense would be reported as a component of income tax expense.
14

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8:	Income Taxes (Continued)

The provision for income taxes for both the three and six month periods ended June 30, 2013 was calculated based on the estimated annual effective rate for the full 2013 calendar year, adjusted for an income tax benefit from the expected utilization of net operating loss carryforwards.

Note 9:	Segment Data Information

Summarized financial information for the Company’s segments are as follows:

	Six Months Ended June 30, 2014
	U.S. Operating Segment	Netherlands Operating Segment	Eliminations	Total

Net Revenue	$4,916,724	$2,505,792	$(1,375,801)	$6,046,715
Income (Loss) from Operations	(3,625,215)	679,898	-	(2,945,317)
Interest Income	15,561	972	-	16,533
Interest Expense	(338,822)	-	-	(338,822)
Share-Based Compensation	(355,096)	(40,026)	-	(395,122)
Capital Expenditures	(3,204)	(164,012)	-	(167,216)
Depreciation and Amortization	(43,365)	(101,967)	-	(145,332)
Total Assets	7,325,155	(5,051,779)	8,895,013	11,168,389

	Six Months Ended June 30, 2013
	U.S. Operating Segment	Netherlands Operating Segment	Eliminations	Total

Net Revenue	$8,837,358	$1,140,738	$(415,490)	$9,562,606
Income from Operations	2,495,583	(258,874)	-	2,236,709
Interest Income	1,504	1,512	-	3,016
Interest Expense	(339,641)	-	-	(339,641)
Share-Based Compensation	(241,169)	(77,428)	-	(318,597)
Capital Expenditures	-	(100,077)	-	(100,077)
Depreciation and Amortization	(39,868)	(81,065)	-	(120,933)
Total Assets	11,709,659	(6,011,080)	9,835,653	15,534,232

15

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9:	Segment Data Information (Continued)

	Three Months Ended June 30, 2014
	U.S. Operating Segment	Netherlands Operating Segment	Eliminations	Total

Net Revenue	$2,457,564	$1,304,652	$(700,533)	$3,061,683
Income (Loss) from Operations	(1,844,199)	320,274	-	(1,523,925)
Interest Income	6,461	421	-	6,882
Interest Expense	(169,979)	-	-	(169,979)
Share-Based Compensation	(197,610)	(25,244)	-	(222,854)
Capital Expenditures	(3,204)	(80,096)	-	(83,300)
Depreciation and Amortization	(21,612)	(53,463)	-	(75,075)

	Three Months Ended June 30, 2013
	U.S. Operating Segment	Netherlands Operating Segment	Eliminations	Total

Net Revenue	$6,742,286	$551,308	$(212,796)	$7,080,798
Net (Loss) from Operations	3,708,853	(180,389)	-	3,528,464
Interest Income	1,059	679	-	1,738
Interest Expense	(169,924)	-	-	(169,924)
Share-Based Compensation	(86,106)	(38,715)	-	(124,821)
Capital Expenditures	-	(11,909)	-	(11,909)
Depreciation and Amortization	(20,247)	(40,872)	-	(61,119)

Note 10:	Subsequent Events

The Company has evaluated these unaudited condensed consolidated financial statements for subsequent events through August 12, 2014, the date of issuance of these unaudited condensed consolidated financial statements.  Except as noted in Note 7, management is not aware of any other events that have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in the unaudited condensed consolidated financial statements.
16

DYADIC INTERNATIONAL, INC.
AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2013 and 2012

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES

DECEMBER 31, 2013 AND 2012

Mayer Hoffman McCann P.C. An Independent CPA Firm 1675 N. Military Trail, Fifth Floor
Boca Raton, Florida 33486
561.994.5050 ph
561.241.0071 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
We have audited the accompanying consolidated balance sheets of Dyadic International, Inc. and Subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dyadic International, Inc. and Subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Boca Raton, Florida
March 12, 2014
Member of Kreston International – a global network of independent accounting firms
1

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2013	2012
ASSETS
Current Assets:
Cash	$8,892,396	$3,990,062
Restricted Cash	200,378	192,355
Accounts Receivable, Net	1,677,338	1,260,798
License Fee Receivable	110,693	3,500,000
Inventory, Net	2,800,090	2,765,187
Prepaid Expenses and Other Current Assets	171,601	237,389
Total Current Assets	13,852,496	11,945,791

Fixed Assets, Net	504,781	393,860
Intangible Assets, Net	566,867	525,224
Other Assets	16,173	16,173
	$14,940,317	$12,881,048

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts Payable	$2,573,106	$1,687,177
Accrued Expenses	469,681	412,483
Accrued Interest Payable	171,601	1,905
Note Payable to Stockholder	-	1,424,941
Deferred Research and Development Obligation	914,769	567,400
Total Current Liabilities	4,129,157	4,093,906
Note Payable to Stockholder	1,424,941	-
Convertible Subordinated Debt	6,818,000	7,000,000
Total Liabilities	12,372,098	11,093,906

COMMITMENTS AND CONTINGENCIES

Stockholders’ Equity:
Preferred Stock, $.0001 Par Value:
Authorized Shares – 5,000,000; None Issued and Outstanding	-	-
Common Stock, $.001 Par Value,
Authorized Shares – 100,000,000; Issued and Outstanding – 34,028,245 and 31,656,245, Respectively	34,028	31,656
Additional Paid-In Capital	81,209,585	79,847,761
Stock Subscriptions Receivable	(182,838)	-
Stock to be Issued	27,769	-
Accumulated Deficit	(78,520,325)	(78,092,275)
Total Stockholders' Equity	2,568,219	1,787,142
	$14,940,317	$12,881,048

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements

2

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2013	2012
Revenue:
Product Related Revenue, Net	$9,800,767	$7,819,547
License Fee Revenue	6,000,000	5,500,000
Research and Development Revenue	1,333,974	2,282,173
Total Revenue	17,134,741	15,601,720

Cost of Goods Sold	9,103,957	7,616,222
Gross Profit	8,030,784	7,985,498

Expenses:
General and Administrative	5,546,999	4,802,653
Sales and Marketing	944,124	700,778
Research and Development	1,066,471	921,714
Foreign Currency Exchange (Gains), Net	(83,312)	(27,989)
Total Expenses	7,474,282	6,397,156

Income from Operations	556,502	1,588,342

Other Income (Expense)
Interest Income	14,613	5,245
Interest Expense	(686,022)	(701,090)
Gain (Loss) on Settlement of Litigation	(313,143)	525,000
Total Other Income (Expense)	(984,552)	(170,845)

Income (Loss) before Provision for Income Taxes	(428,050)	1,417,497

Provision for Income Taxes	-	(68,000)

Net Income (Loss)	$(428,050)	$1,349,497

Net Income (Loss) per Common Share:
Basic	$(0.01)	$0.04
Diluted	$(0.01)	$0.04

Weighted Average Common Shares Used in
Calculating Net Income (Loss) per Share:
Basic	32,797,253	31,608,841
Diluted	32,797,253	34,225,590

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements

3

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In	Stock	Stock to Be	Accumulated
	Shares	Amount	Capital	Subscriptions	Issued	Deficit	Total
Balance at December 31, 2011	31,448,745	$31,449	$78,608,586	$-	$3,750	$(79,441,772)	$(797,987)

Amortization of Deferred Compensation on Employee and Nonemployee Stock Options	-	-	1,198,559	-	-	-	1,198,559

Issuance of Stock for Stock Options Exercised	207,500	207	40,616	-	(3,750)	-	37,073

Net Income	-	-	-	-	-	1,349,497	1,349,497

Balance at December 31, 2012	31,656,245	31,656	79,847,761	-	-	(78,092,275)	1,787,142

Amortization of Deferred Compensation on Employee and Nonemployee Stock Options	-	-	780,663	-	-	-	780,663

Issuance of Stock for Subordinated Debt Conversion	100,000	100	181,900	-	-	-	182,000

Issuance of Stock for Stock Options Exercised	1,288,750	1,289	242,924	(182,838)	-	-	61,375

Issuance of Stock for Warrants Exercised	983,250	983	156,337	-	1,875	-	159,195

Stock to Be Issued for Restricted Stock Units	-	-	-	-	25,894	-	25,894

Net (Loss)	-	-	-	-	-	(428,050)	(428,050)

Balance at December 31, 2013	34,028,245	$34,028	$81,209,585	$(182,838)	$27,769	$(78,520,325)	$2,568,219

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements

4

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2013	2012
Operating Activities
Net Income (Loss)	$(428,050)	$1,349,497
Adjustments to Reconcile Net Income (Loss) to Net Cash
Provided By Operating Activities:
Depreciation and Amortization of Fixed Assets	201,224	204,176
Amortization of Intangible and Other Assets	52,279	52,305
Increase (Decrease) in Allowance for Doubtful Accounts	(380,507)	320,573
Increase (Decrease) in Inventory Reserve	(81,000)	245,000
Compensation Expense on Stock Option Grants	806,557	1,198,559
Change in Operating Assets and Liabilities
Accounts Receivable	(36,033)	193,402
License Fee Receivable	3,389,307	(3,500,000)
Inventory	46,097	266,195
Prepaid Expenses and Other Current Assets	65,788	43,423
Accounts Payable	885,929	(348,076)
Accrued Expenses	57,198	(26,557)
Accrued Interest Payable	169,696	(171,591)
Deferred Research and Development Obligation	347,369	538,266

Net Cash Provided by Operating Activities	5,095,854	365,172

Investing Activities
Purchases of Fixed Assets	(312,145)	(45,815)
Patent Costs	(93,922)	(80,144)
Restricted Cash	(8,023)	22,021

Net Cash (Used In) Investing Activities	(414,090)	(103,938)

Financing Activities

Proceeds from Stock Warrant Exercises	159,195	-
Proceeds from Stock Option Exercises	61,375	37,073

Net Cash Provided by Financing Activities	220,570	37,073

Net Increase in Cash	4,902,334	298,307
Cash at Beginning of Year	3,990,062	3,691,755

Cash at End of Year	$8,892,396	$3,990,062

Supplement Cash Flow Information:

Cash Paid for Interest	$516,326	$872,681

Cash Paid for Income Taxes	$-	$68,000

Non-Cash Items:

Conversion of Convertible Debt into Share of Common Stock	$182,000	$-

Non-Cash Advances to Employees for Stock Options and
Stock Warrant Exercises	$182,838	$-

The Accompanying Notes are an Integral Part of these Consolidated Financial Statements
5

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1:	Organization and Operations and Subsequent Event

General

Dyadic International, Inc. (the “Company” or “Dyadic”) is a global biotechnology company headquartered in Jupiter, Florida with operations in the United States (“U.S.”) and The Netherlands.  Dyadic has 39 full-time employees, 24 of which are dedicated to research and development (“R&D”) activities at the Company’s laboratories in Florida, North Carolina and The Netherlands.

Dyadic uses its patented and proprietary technologies to conduct R&D and commercial activities for the discovery, development, manufacture and sale of enzymes and other proteins for the bioenergy, bio-based chemicals, biopharmaceuticals, and industrial enzymes industries. Dyadic recognizes substantially all of its revenues from (1) licensing its patented and proprietary technologies; (2) selling its proprietary enzymes; and (3) conducting R&D activities for third parties.

Dyadic’s R&D activities focus on its patented and proprietary fungal strains and associated technologies.  In particular, Dyadic uses its Trichoderma and C1 fungal strains in the production of its industrial enzymes. Dyadic manufactures and sells liquid and dry enzyme products to global customers for use within the animal feed, pulp and paper, starch and alcohol, food and brewing, textiles, and biofuels industries.

Dyadic also utilizes an integrated technology platform based on its patented and proprietary C1 fungus (the “C1 Platform Technology”) which enables the development and large-scale manufacture of low cost enzymes and other proteins for diverse market opportunities.  The C1 Platform Technology can also be used to screen for the discovery of novel genes and proteins. Dyadic actively pursues licensing arrangements and other commercial opportunities to leverage the value of these technologies by providing its partners and collaborators with the benefits of developing, manufacturing and/or utilizing the enzymes and other proteins, which these technologies help produce.

In the biofuels and bio-based chemicals industries, Dyadic’s primary focus is to continuously improve its C1 Platform Technology for the development of novel enzymes that will efficiently convert biomass into the maximum quantity of fermentable sugars at the lowest cost.  These fermentable sugars, derived from agricultural residues and energy crops, can be used to produce biofuels such as cellulosic ethanol and butanol as well as bio-based chemicals including polymers and plastics and may provide a renewable cost-effective alternative to petroleum and petroleum-based products in a variety of industries.

In addition to facilitating the development and production of enzymes and other proteins, the C1 Platform Technology also has the potential of developing and producing other biological products such as antibodies, vaccines, proteins and polypeptides for the biopharmaceutical industry.  By utilizing a proprietary host organism, the C1 Platform Technology may be used as a “one-stop shop” to discover, develop, and express the genes of complex living organisms which can be manufactured for commercial applications.

The Company’s current patent portfolio consists of 13 U.S. and 41 foreign patents, 34 pending U.S. and foreign patent applications as well as numerous U.S. and foreign publications, including, but not limited to, five international patent cooperation treaty publications.  The Company, as it deems appropriate based on a cost-benefit analysis, may periodically decide to abandon or forego pursuing certain patent applications. In addition, the Company has developed an extensive body of technical know-how regarding R&D of various fermentation technologies from scale-up to large-scale commercialization which the Company protects through confidentiality and other agreements which contain restrictive covenants.
6

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1:	Organization and Operations and Subsequent Event (Continued)

General (Continued)

Dyadic anticipates that its products and technologies will become more widely accepted and utilized as awareness grows of the financial, operational, environmental and other advantages of applying enzymes and other biological solutions to improve manufacturing processes.

The Company may incur losses over the next few years as it continues to develop its products and technologies. However, there can be no assurance that the Company's efforts with regard to such development will be successful.

There is no assurance that the Company will be able to secure licensing transactions or other collaborations, or the timing of those transactions going forward.  This uncertainty may cause revenues to vary significantly from period to period, affecting the comparability of the consolidated financial statements.

Organizational History

The Company was incorporated in the State of Delaware in September 2002 under its former name, CCP Worldwide, Inc.  The Company is a holding company that holds all of the outstanding stock of Dyadic International (USA), Inc., a Florida corporation (“Dyadic-Florida”).  Dyadic-Florida owns all of the outstanding stock of Geneva Investment Holdings Limited, a company organized under the laws of the British Virgin Islands (“Geneva”), Dyadic Nederland BV, a company organized under the laws of the Netherlands (“Dyadic NL”) and Dyadic International Sp. z o.o., a company organized under the laws of Poland (“Dyadic-Poland”).

In April 2001, Dyadic-Florida formed Dyadic-Poland for the purpose of managing and coordinating the Company's contract manufacturing of industrial enzymes in Poland and to assist in the marketing and distribution of those products.  Dyadic-Poland ceased operations in 2010 and is now a dormant company under Polish law.

In January 2003, Dyadic-Florida formed Dyadic NL for the development, use and marketing of the C1 Platform Technology.

Historical Results of Operations

The Company incurred a net loss for the year ended December 31, 2013 of approximately $428,000, or ($0.01) basic and fully diluted earnings per share.  The Company generated net income during the year ended December 31, 2012 of approximately $1,349,000 or $0.04 per basic and fully-diluted earnings per share.  The Company attributes the majority of its net loss during the year ended December 31, 2013 to decreased revenues associated with research and development activities and certain legal expenses related to its lawsuit against its former outside legal counsel.  The Company attributes the majority of its net income during the year ended December 31, 2012 to increased licensing activities related to the C1 Platform Technology.  In prior years, the Company has incurred losses from operations which have resulted in an accumulated deficit of approximately $78,520,000 as of December 31, 2013.  In order to advance its technologies and to develop new products, the Company has continued to incur discretionary R&D expenditures which the Company believes will continue in 2014 and beyond.
7

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1:	Organization and Operations and Subsequent Event (Continued)

Market for Common Stock

On March 11, 2014, the Company’s common stock began trading on OTCQX U.S. Premier, a segment of the OTCQX marketplace, an electronic quotation and trading system for securities traded over-the-counter, under the ticker symbol “DYAI”.  The Company has no influence or control over quotations or trading on the OTC Markets or activities of market makers, and there can be no assurance that any purchases or sales of the Company’s common stock on the OTC Markets has or will reflect true value. There also can be no assurance that a market in the Company's shares (whether on the OTC Markets or any other trading or quotation system) will develop or, if such a market develops, that it will continue.

Note 2:	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  All significant intra-entity transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities, at the date of and for the period of the consolidated financial statements.  Actual results could differ from those estimates, and those differences could be material. Significant estimates include the allowance for doubtful accounts, inventories, intangibles, income and other tax accruals, stock-based compensation, the realization of long-lived assets, and contingencies and litigation.

Cash and Cash Equivalents

The Company considers all interest-bearing deposits or investments with original maturities of three months or less to be cash equivalents.  The Company had no cash equivalents as of December 31, 2013 or 2012.

Restricted Cash

The Company had restricted cash of approximately $200,000 and $192,000 at December 31, 2013 and 2012, respectively, which was used as security for the build-out of the Company’s laboratory in the Netherlands (Note 5).  Twenty percent of the outstanding restricted cash balance is refunded to the Company each year on the lease anniversary date through its expiration.  The five year lease term expires on October 31, 2017.
8

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2:	Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable are recorded at their net realizable value on the date revenue is recognized or the Company has a contractual right to receive money, either on demand or at fixed or determinable dates.  The Company provides allowances for doubtful accounts for estimated losses resulting from the inability of its customers to repay their obligations.  If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to pay, additional allowances may be required.

The Company provides for potential uncollectible accounts receivable based on specific customer identification and historical collection experience, adjusted for existing market conditions. If market conditions decline or the Company’s customers experience economic difficulties, actual collections may not meet expectations and may result in decreased cash flows and increased bad debt expense.

The policy for determining past due status is based on the contractual payment terms of each customer, which are generally net 30 or net 60 days.  Once collection efforts by the Company are exhausted, the determination for charging off uncollectible receivables is made.  The Company does not accrue finance or interest charges on past due accounts receivable.

Accounts receivable consisted of the following at December 31:

	2013	2012
Accounts receivable	$1,711,648	$1,675,615
Less: allowance for doubtful accounts	(34,310)	(414,817)
	$1,677,338	$1,260,798

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk include cash and uncollateralized accounts receivable (Note 9). The Company invests its excess cash in money market funds.

Inventory

Inventory consists of raw materials and finished goods, including industrial enzymes used in the industrial, chemical, and agricultural markets, and are stated at the lower of cost or market using the weighted average cost method.  The value of finished goods is comprised of raw materials and manufacturing costs, substantially all of which are incurred pursuant to agreements with independent manufacturers.  Provisions have been made to reduce excess or obsolete inventory to net realizable value.

Inventory consisted of the following at December 31:

	2013	2012
Finished goods	$3,014,090	$3,052,798
Raw materials	-	7,389
	3,014,090	3,060,187
Less: reserve for obsolescence	(214,000)	(295,000)
	$2,800,090	$2,765,187

9

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2:	Summary of Significant Accounting Policies (Continued)

Fixed Assets

Fixed assets are recorded at historical cost and depreciated and amortized using the straight-line method over their estimated useful lives, which range from three to ten years.  Leasehold improvements are amortized over the lesser of their useful lives or the lease terms.  Upon sale or retirement, the cost and related accumulated depreciation and amortization are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations.  Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

Fixed assets consisted of the following at December 31:

	Estimated Useful Life (Years)	2013	2012
Lab and manufacturing equipment	3 – 10	$2,963,620	$3,200,446
Furniture and fixtures	3 – 7	150,564	305,978
Leasehold improvements	5	97,752	93,278
		3,211,936	3,599,702
Less: accumulated depreciation and amortization		(2,707,155)	(3,205,842)
		$504,781	$393,860

Depreciation and amortization expense of fixed assets for the years ended December 31, 2013 and 2012 was approximately $201,000 and $204,000, respectively, of which approximately $192,000 and $194,000, respectively, was included in cost of goods sold and approximately $9,000 and $10,000, respectively, was included in general and administrative costs in the accompanying consolidated statements of operations

Intangible Assets

Intangible assets include patent and technology acquisition costs which are being amortized using the straight-line method over the estimated useful lives of the patents, determined to be twelve years. Capitalized patent and technology costs during the years ended December 31, 2013 and 2012 were approximately $94,000, and $80,000, respectively. Amortization expense for both of the years ended December 31, 2013 and 2012 was approximately $52,000.

Intangible assets consisted of the following at December 31:

	2013	2012
Patents	$1,291,592	$1,197,671
Less: accumulated amortization	(724,725)	(672,447)
	$566,867	$525,224

Estimated annual amortization expense for each of the next five years is approximately $63,000.
10

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2:	Summary of Significant Accounting Policies (Continued)

Long-Lived Assets

The Company reviews its long-lived assets for impairment, including fixed assets that are held and used in its operations, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances occurs, the Company will estimate the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related assets, the Company will recognize an impairment loss if the carrying value exceeds the fair value. Assets to be disposed of are reclassified as assets held for sale at the lower of their carrying amount or fair value less costs to sell. Write-downs to fair value less disposal costs are reported as a part of loss from operations.

The Company does not believe that there were any events or changes in circumstances which indicate that the carrying amounts of its long-lived assets may not be recoverable as of December 31, 2013 and 2012, respectively.

Accrued Expenses

Accrued expenses consisted of the following at December 31:

	2013	2012
Accrued bonuses, wages, and benefits	$187,685	$118,089
Accrued expenses relating to vendors and others	281,996	294,394
	$469,681	$412,483

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash, restricted cash, accounts receivable, license fee receivable, inventory, accounts payable, accrued expenses, deferred research and development obligation and accrued interest payable, approximate their fair values due to the short-term nature of these assets and liabilities. The note payable to stockholder and convertible subordinated debt approximate fair value based upon their short maturities and current rates available to the Company for loans with similar maturities.

Revenue Recognition

Revenue is recognized when (1) persuasive evidence of an arrangement exists; (2) services have been rendered or product has been delivered; (3) price to the customer is fixed and determinable; and (4) collection of the underlying receivable is reasonably assured.

The Company recognizes revenue on product sales when title passes to the customer based upon the specified freight terms of the respective sale.  Revenues are comprised of gross sales less provisions for expected customer returns, if any.  Reserves for estimated returns and inventory credits are established by the Company, if necessary, concurrently with the recognition of revenue.  The amounts of reserves are established based upon consideration of a variety of factors including estimates based on historical returns.  Amounts billed to customers in sales transactions related to shipping and handling represent revenue earned for the goods provided and are included in net product related revenue in the accompanying consolidated statements of operations.  Costs of shipping and handling are included in cost of goods sold.
11

Note 2:	Summary of Significant Accounting Policies (Continued)

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition (Continued)

The Company may be subjected to various product liability claims.  Although there have been no claims to date against the Company, it is possible that future liability claims could have a material adverse effect on its consolidated financial position, consolidated results of operations and liquidity.

Revenues derived from license agreements typically consist of multiple deliverables including upfront fees, milestone payments, research and development revenues and/or royalties.  The Company evaluates multiple deliverable arrangements contained in its collaboration and license agreements to determine whether the delivered elements that are the obligation of the Company have value to other parties to the agreement on a stand-alone basis and whether objective reliable evidence of fair value of the undelivered items exists. Deliverables that meet these criteria are considered a separate unit of accounting. Deliverables that do not meet these criteria are combined and accounted for as a single unit of accounting. The appropriate recognition of revenue is then applied to each unit of accounting.

The Company recognizes revenue based on the terms of each respective license agreement.  Upfront and milestone payments received are recognized as revenue when products are delivered, services rendered over the requisite service period and/or performance criteria are met.

The Company recognized license fee revenue during the years ended December 31, 2013 and 2012 in the amount of $6,000,000 and $5,500,000, respectively (Note 3).  Research and development revenues under these agreements for the years ended December 31, 2013 and 2012 were approximately $101,000 and $557,000, respectively.

The Company recognizes revenue from research funding under collaboration agreements when earned on a “proportional performance” basis as research hours are incurred.  The Company typically performs services as specified in each respective agreement on a best efforts basis, and is reimbursed based on labor hours incurred on each contract.  The Company initially defers revenue for any amounts billed, or payments received, in advance of any services performed, and recognizes revenue pursuant to the related pattern of performance based on total labor hours incurred relative to total labor hours estimated under the contract. As of December 31, 2013 and 2012, the deferred research and development obligation totaled approximately $915,000 and $567,000, respectively.

The Company recognizes milestone payments when earned, as evidenced by written acknowledgement from the collaborator, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, (ii) the milestone represents the culmination of an earnings process, (iii) the milestone payment is non-refundable and (iv) the Company’s past research and development services, as well as its ongoing commitment to provide research and development services under the collaboration, are charged at fees that are comparable to the fees that the Company customarily charges for similar research and development services. The Company recognized research and development revenue during the years ended December 31, 2013 and 2012 in the amount of approximately $1,334,000 and $2,282,000, respectively.

Research and Development Costs

R&D costs related to both present and future products are charged to operations when incurred.

12

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2:	Summary of Significant Accounting Policies (Continued)

Research and Development Costs (Continued)

R&D costs incurred by type of project during the years ended December 31, 2013 and 2012 were approximately as follows:

	2013	2012
Internal R&D	$970,500	$822,300
Collaborations with third parties	96,000	99,400
	$1,066,500	$921,700

R&D expense based upon type of cost incurred during the years ended December 31, 2013 and 2012 were approximately as follows:

	2013	2012
Personnel related	$830,400	$688,700
Laboratory and supplies	1,800	15,100
Outside services	185,300	170,200
Facilities, overhead and other	49,000	47,700
	$1,066,500	$921,700

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars.  Assets and liabilities of the Company's foreign subsidiaries are translated at period-end exchange rates, and revenues and expenses are translated at average rates prevailing during the period.  Certain accounts receivable from customers are collected and certain accounts payable to vendors are payable in currencies other than the functional currencies of the Company and its subsidiaries. These amounts are adjusted to reflect period-end exchange rates.

Share-based Compensation

The Company values its stock options on the date of grant using the Black-Scholes valuation model. Any stock options with modified terms are re-valued using the Black-Scholes valuation model based on the new terms at the date the modifications are approved by the Company’s compensation committee (the “Compensation Committee”) of its Board of Directors (the “Board”). Any incremental cost resulting from the revised valuations is charged to results of operations, and the remaining unvested portions of the options are amortized over the modified remaining vesting period.

The Company accounts for equity instruments issued to non-employees by calculating the fair value of the equity instrument using the Black-Scholes valuation model at each reporting period with charges amortized to the results of operations over the instrument’s vesting period.

Income Taxes

The Company accounts for income taxes using the liability method.  Under this method, deferred tax assets and liabilities are determined based on the difference between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A deferred tax asset valuation allowance is established if, in management's opinion, it is more likely than not that all or a portion of the Company's deferred tax assets will not be realized.
13

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2:	Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

GAAP requires that a position taken or expected to be taken in a tax return be recognized in the consolidated financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities.  A recognized tax position is then measured at the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.  The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.  No such interest or penalties were recognized during the years ended December 31, 2013 or 2012.  The Company’s management believes it is no longer subject to income tax examinations for years prior to December 31, 2010.

Net Income (Loss) Per Share

Basic income (loss) per share excludes any dilution.  It is based upon the weighted average number of common shares outstanding during the period.  Diluted income (loss) per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.  During the years ended December 31, 2013 and 2012, 7,867,496 and 4,211,784, respectively, of common stock equivalents related to stock options and convertible debt were not included in computing diluted earnings per share because their effects would be anti-dilutive.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) number 2013-11 (Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists), which provides that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available, in which case the unrecognized tax benefit should be presented in the financial statements as a liability.  This update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, with early adoption permitted.  The Company believes that the implementation of this guidance will have no material impact its consolidated financial statements.

Note 3:	Significant Agreements and Subsequent Events

Abengoa Agreement

On February 18, 2009, the Company and Abengoa Bioenergy New Technologies, Inc. (“Abengoa”) entered into a non-exclusive license agreement (the "Abengoa License Agreement"). Under the Abengoa License Agreement, the Company granted Abengoa the right to use certain patent rights and know-how owned by the Company relating to the C1 Platform Technology for the large-scale production of enzymes for use in manufacturing biofuels (including cellulosic ethanol and butanol), power and/or chemicals. The Abengoa License Agreement provides for facility fees and royalties to be paid to Dyadic upon the commercialization of biofuels and other products which utilize the Company's materials and technologies.
14

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3:	Significant Agreements and Subsequent Events (Continued)

Abengoa Agreement (Continued)

On April 23, 2012, the Abengoa License Agreement was amended and restated (the “Amended Abengoa License Agreement”) to provide Abengoa with additional rights which include, among other things, worldwide rights to use the Company’s C1 Platform Technology in the licensed fields. The Amended Abengoa License Agreement also further clarifies Abengoa’s rights to sell enzymes produced using the Company’s C1 Platform Technology to third parties for use in both first and second generation biorefining processes for the production of fuels, chemicals and/or power. In exchange for entering into the Amended Abengoa License Agreement, Abengoa agreed to pay the Company a non-refundable license fee of $5,500,000, payable as follows: $2,000,000 in October 2012, $1,000,000 in January 2013, and $2,500,000 in July 2013. Accordingly, a license fee receivable of $3,500,000 was classified as a current asset in the accompanying December 31, 2012 consolidated balance sheet. Abengoa will begin operations at its Hugoton, Kansas facility in the fourth quarter 2014. In connection with the facility start-up, a license milestone was achieved in July 2014 and we received the $500,000 payment in September 2014.

BASF Agreement

On May 6, 2013, the Company entered into a non-exclusive worldwide research, development and license agreement with BASF SE (“BASF”). Under the terms of the agreement, BASF will be able to use Dyadic’s patented and proprietary C1 Platform Technology to develop, produce, distribute and sell industrial enzymes in certain fields for a variety of applications. BASF will fund research and development at Dyadic’s research lab in The Netherlands. In addition to this funding, BASF agreed to pay Dyadic a non-refundable upfront license fee of $6,000,000, as well as certain research and commercial milestone fees and royalties upon commercialization. During the year ended December 31, 2013, the Company recognized license fee revenue in the amount of $6,000,000 related to this agreement. As of December 31, 2013, the Company has received approximately $5,889,000 of the license fee revenue and the remaining $111,000 is included in license fee receivable in the accompanying December 31, 2013 consolidated balance sheet.  The Company received the remaining balance on January 6, 2014. In addition, BASF has funded through December 31, 2013 in excess of $300,000 in support of research and development programs.

Codexis License Agreement

On November 14, 2008, the Company entered into a non-exclusive license agreement (the “Codexis License Agreement”) with Codexis, Inc. (“Codexis”) which granted to Codexis the non-exclusive right to use Dyadic’s C1 Platform Technology for the development, production and sale of enzymes in the fields of biofuels, certain pharmaceuticals, chemicals, air treatment, water treatment and the conversion of biomass into fermentable sugars for use in certain non-fuel products. Codexis also obtained access to specified materials of Dyadic relating to the C1 Platform Technology. In the field of biofuels, the license is sublicenseable to Equilon Enterprises LLC dba Shell Oil Products US (“Shell”) or any affiliate of Shell in which it holds a 50% or greater ownership interest, and sublicensable to third parties in certain pharmaceuticals, chemicals, air treatment, water treatment and the conversion of biomass into fermentable sugars for non-fuel products. Dyadic and Codexis each agreed that neither it nor its affiliates or sublicensees will assert any claim of infringement of any patent covering improvements to the Dyadic materials that were made by that party or its affiliates or sublicensees against the other party, or its affiliates, sublicensees, successors, distributors, or customers.
15

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3:	Significant Agreements and Subsequent Events (Continued)

Codexis License Agreement (Continued)

The Codexis License Agreement provides for Codexis to pay Dyadic certain license issuance fees, milestone payments, and fees based on the volume of products sold or manufactured using the C1 Platform Technology.  In accordance with the Codexis License Agreement, Codexis paid Dyadic an upfront payment of $10 million (the “Codexis Upfront Payment”) during the year ended December 31, 2009 after Dyadic satisfied certain performance criteria.    The Company did not recognize any license revenue from the Codexis License Agreement during the years ended December 31, 2013 or 2012, respectively.

Contemporaneously with entering into the Codexis License Agreement, the Company also entered into a Non-Disturbance Agreement (the “Non-Disturbance Agreement”) with the Mark A. Emalfarb Trust under agreement dated October 1, 1987, as amended (the “MAE Trust”), the Francisco Trust under agreement dated February 29, 1996 (the “Francisco Trust”), and Mark A. Emalfarb, individually (collectively, the “Secured Parties”).  Among other things, the Non-Disturbance Agreement provides that the Secured Parties shall not take any action against the Company or its affiliates which could diminish, disturb or interfere with (i) the Company’s rights to the intellectual property or other materials licensed to Codexis under the Codexis License Agreement or (ii) Codexis’s rights to the licensed intellectual property and other materials under the Codexis License Agreement.  The MAE Trust is a stockholder of the Company whose trustee and beneficiary is the Company’s President, Chief Executive Officer and Chairman of the Board, Mark A. Emalfarb.  The Francisco Trust is an entity created for the primary benefit of the wife and children of Mark A. Emalfarb.

On March 10, 2014, the Company withdrew a notice of breach dated July 30, 2013, that it provided to Codexis in connection with the Codexis License Agreement with the Company.  Under the terms of the Codexis License Agreement, Codexis obtained a non-exclusive license relating to the Company's C1-based proprietary fungal expression technology for use in certain fields with certain restrictions

Animal Health and Nutrition License Agreement

The Company entered into a non-exclusive license agreement with a major global provider of animal nutritional solutions, to develop, manufacture and commercialize animal feed enzyme products.  Under the agreement, Dyadic’s partner will continue its research cooperation with Dyadic’s R&D arm, Dyadic NL, and utilize Dyadic’s patented and proprietary C1 Platform Technology to develop fungal strains that will produce high levels of enzymes for animal health and nutrition applications.

As part of this agreement, Dyadic has granted its partner a worldwide license to use the developed C1 fungal strains to manufacture and sell animal feed enzyme products.  Dyadic will be eligible to receive additional research, development and commercial milestone payments as well as royalties based on its partner’s worldwide sales of products, which utilize the C1 Platform Technology. The Company anticipates that this licensee will begin filing to register a product for animal nutrition shortly; however, there is always a risk of delay of approval and/or non-registration due to unforeseen circumstances.
16

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4:	Notes Payable

Note Payable to Stockholder

The Amended and Restated Note dated November 14, 2008 (the “Note”) payable to the MAE Trust under agreement dated October 1, 1987, as amended, matured on January 1, 2009. On January 12, 2009, the Company repaid $1.0 million of principal of the Note leaving an outstanding principal amount of approximately $1.4 million. To date, the MAE Trust has not requested any further repayment of the Note. As of January 1, 2010, the MAE Trust and the Company agreed to reduce the interest rate on the outstanding principal balance of the Note from 14% to 9.5% per annum.  The Note is collateralized by the assets of the Company. On October 11, 2013, the maturity date of the Note was extended to January 1, 2015. All other provisions of the Note remain unchanged.  Consequently, the Note is classified as long-term in the accompanying December 31, 2013 consolidated balance sheet.  Interest expense on the Note amounted to approximately $135,000 for both of the years ended December 31, 2013 and 2012.

Convertible Subordinated Debt

On August 23, 2010, the Company completed the private placement of $4,000,000 aggregate principal of convertible subordinated secured promissory notes (the “2010 Notes”) with ten investors. The 2010 Notes pay interest quarterly at 8% per annum and are convertible at the holder’s option after January 1, 2011, into unregistered shares of the Company’s common stock at a price of $1.82 per share, which represents 120% of the average closing price of the Company’s common stock for the 30-day period preceding August 23, 2010. The Company will not effect any conversion of the 2010 Notes, to the extent that after giving effect to such conversion, any holder would beneficially own in excess of 4.9% of the Company’s outstanding common stock (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation may be waived by the holder upon not less than 61 days prior notice. The 2010 Notes are subordinated to the Note, and are collateralized by substantially all of  the assets of the Company. On October 7, 2013, the Company extended the maturity date of the 2010 Notes to January 1, 2015. The amendment includes a provision that allows the Company to prepay all or part of the outstanding principal, without penalty, any time after March 31, 2014. Consequently, the 2010 Notes have been classified as long-term in the accompanying December 31, 2013 consolidated balance sheet.

One of the Company’s third party note holders converted $182,000 of its 2010 Notes during the year ended December 31, 2013 into an aggregate of 100,000 shares of the Company’s common stock at a conversion price of $1.82 per share. As a result of this conversion, the outstanding principal balance of the 2010 Notes was $3,818,000 at December 31, 2013.  At December 31, 2012, the outstanding principal balance of the 2010 Notes was $4,000,000.

In October 2011, the Company completed the private placement of $3,000,000 aggregate principal of convertible subordinated secured promissory notes (the “2011 Notes”) with five investors. The 2011 Notes pay interest quarterly at 8% per annum and are convertible at the holder’s option into unregistered shares of the Company’s common stock at a price equal to the lesser of $1.28 per share. The Company will not affect any conversion of the 2011 Notes, to the extent that after giving effect to such conversion, any holder would beneficially own in excess of 4.9% of the Company’s outstanding common stock. The Beneficial Ownership Limitation may be waived by the holder upon not less than 61 days prior notice.
17

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4:	Notes Payable

Convertible Subordinated Debt (Continued)

The 2011 Notes are subordinated to the Note, and are collateralized by substantially all of the assets of the Company. On October 7, 2013, the Company extended the maturity date of the 2011 Notes to January 1, 2015. The amendment includes a provision that allows the Company to prepay all or part of the outstanding principal, without penalty, any time after March 31, 2014. Consequently, the 2011 Notes have been classified as long-term in the accompanying December 31, 2013 consolidated balance sheet.

Approximately $1,900,000 of the 2010 Notes and the 2011 Notes are held by four related party interests, which include members of management and the Board, as well as another related party. Interest expense on the convertible subordinated debt for the years ended December 31, 2013 and 2012 was approximately $546,000 and $562,000, respectively.

Note 5:	Commitments and Contingencies

Leases

Jupiter, Florida Headquarters

The Company’s corporate headquarters are located in Jupiter, Florida.  The Company occupies approximately 4,900 square feet with a monthly rental rate and common area maintenance charges of approximately $8,400.  The lease expires on December 31, 2015.

Jupiter, Florida Laboratory

The Company leases a laboratory facility in Jupiter, Florida which consists of approximately 3,500 square feet with a monthly rental rate of approximately $4,000.  The lease is currently on a month-to-month basis.

Greensboro, North Carolina Laboratory

The Company leases a laboratory facility and a storage building in Greensboro, North Carolina which consists of approximately 3,150 square feet with a monthly rental rate of approximately $2,100.   The lease is currently on a month-to-month basis.

The Netherlands Office and Laboratory

Dyadic NL leases office and laboratory space in Wageningen, The Netherlands, which consists of approximately 9,400 square feet with a monthly rental rate of approximately $21,000.  The lease expires on December 31, 2018. The lease is secured by Restricted Cash (Note 2) of approximately $200,000 and $192,000 at December 31, 2013 and 2012, respectively.
18

Note 5:	Commitments and Contingencies (Continued)

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Leases (Continued)

Future minimum lease commitments due for facilities and equipment leases under non-cancellable operating leases at December 31, 2013 are approximately as follows:

2014	$317,000
2015	320,000
2016	260,000
2017	260,000
2018	260,000
$1,417,000

Rent expense under all operating leases for the years ended December 31, 2013 and 2012 totaled approximately $374,000 and $369,000, respectively, of which approximately $43,000 for each year is included in cost of goods sold and approximately $331,000 and $326,000 is included in general and administrative expenses, respectively, in the accompanying consolidated statements of operations.  The Company expanded its Netherlands Research Laboratory during the year ended December 31, 2013, which may result in increased spending and higher losses in the future.

Manufacturing Commitment

The Company manufactures all of its enzymes with a third party manufacturer which the Company believes is sufficient to meet its current and projected future needs.  In order to further grow its business, the Company will require additional manufacturing capacity. There is no assurance that the Company will be able to maintain its current manufacturing capacity or be able to secure additional capacity on acceptable terms and conditions as and when needed by the Company.  Any interruption in or failure to secure such manufacturing capacity could have a material adverse effect on the Company’s results of operations.

Litigation, Claims and Assessments

Pending Actions

Professional Liability Lawsuit

On March 26, 2009, the Company filed a complaint in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida against Ernst & Young LLP and Ernst & Young-Hong Kong, L.P., alleging professional negligence/malpractice, breach of fiduciary duty and constructive fraud in connection with the accounting, advisory, auditing, consulting, financial and transactional services they provided to the Company.
19

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5:	Commitments and Contingencies (Continued)

Litigation, Claims and Assessments (Continued)

Pending Actions (Continued)

On April 14, 2009, the Company amended the complaint (the “Amended Complaint”) by naming as additional defendants the Company’s former outside legal counsel consisting of the law firms of Greenberg Traurig, LLP, Greenberg Traurig, P.A. (collectively, “Greenberg Traurig”), Jenkens & Gilchrist, P.C. (“Jenkens & Gilchrist”) and Bilzin Sumberg Baena Price & Axelrod LLP (“Bilzin Sumberg”) as well as attorney Robert I. Schwimmer who previously represented the Company while an attorney at Jenkens & Gilchrist and later at Greenberg Traurig. Jenkens & Gilchrist went out of business in 2007 and is in the process of winding up its business and affairs. The Company also named as defendants the law firm of Moscowitz & Moscowitz, P.A. and its attorneys Norman A. Moscowitz and Jane W. Moscowitz (collectively, the “Moscowitz Defendants”) who conducted the investigation and authored the investigative report requested by the Company’s Audit Committee following the discovery of alleged improprieties at the Company’s Asian subsidiaries. The claims against the Company's former outside legal counsel are for breach of fiduciary duty and professional negligence. In addition to these claims, the Amended Complaint contains a claim of civil conspiracy against Ernst & Young LLP, Greenberg Traurig and Mr. Schwimmer.

The claims against Ernst & Young LLP and Ernst & Young-Hong Kong, L.P. were subsequently stayed in the Circuit Court action and submitted to binding arbitration. A final hearing before the arbitration tribunal was completed on May 27, 2011.  On February 29, 2012, the arbitration tribunal issued a Final Award which found no auditor negligence, denied the Company any recovery against Ernst & Young LLP and Ernst & Young Hong Kong L.P., and further provided that each party shall bear its own attorneys’ fees and costs.

On July 11, 2011, defendants Jenkens & Gilchrist, Bilzin Sumberg and the Moscowitz Defendants filed a counterclaim in the Circuit Court against the Company and a Third Party Complaint against its President and Chief Executive Officer, Mark Emalfarb, individually, for abuse of process. The counterclaim  and Third  Party Complaint  filed by Jenkens & Gilchrist and Bilzin Sumberg also included claims for common law indemnity against the Company and Mr. Emalfarb.  In addition, Jenkens & Gilchrist made a claim against the Company for breach of the implied covenant of good faith and fair dealing.  On July 18, 2011, the Moscowitz Defendants filed a motion for summary judgment which the Circuit Court denied in its entirety.  On September 9, 2011, Jenkens & Gilchrist and Bilzin Sumberg amended their counterclaim and Third Party Complaint which dropped their claims for abuse of process but retained their claims for common law indemnity against the Company and Mr. Emalfarb. Bilzin Sumberg also added claims against the Company and Mr. Emalfarb for breach of its retainer agreements and for declaratory relief.  Also on September 9, 2011, the Moscowitz Defendants dropped their claims for abuse of process against the Company and Mr. Emalfarb.  On December 8, 2011, the Circuit Court dismissed without prejudice all counterclaims against the Company and all third party claims against Mr. Emalfarb.

On July 18, 2012, the Company filed a Second Amended Complaint which expanded and amplified the Company’s prior allegations of negligent acts and omissions by the defendants in the Circuit Court proceedings.  All of the defendants have filed and served their answers and affirmative defenses.
20

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5:	Commitments and Contingencies (Continued)

Litigation, Claims and Assessments (Continued)

Pending Actions (Continued)

On August 8, 2012, the Company, Jenkens & Gilchrist and Mr. Schwimmer entered into a Settlement Agreement and General Releases (the “J&G Settlement Agreement”) whereby Jenkens & Gilchrist paid the Company $525,000 for the mutual release and discharge of (1) all causes of action between the Company and Jenkens & Gilchrist, and (2) causes of action between the Company and Mr. Schwimmer including, but not limited to, those in the professional liability lawsuit, but only those which occurred while Mr. Schwimmer served as an attorney at Jenkens & Gilchrist and not while he served as an attorney at Greenberg Traurig or any other time. Such amount is included in other income in the consolidated statement of operations for the year ended December 31, 2012. Pursuant to the J&G Settlement Agreement, the Company, Jenkens & Gilchrist and Mr. Schwimmer have filed a Stipulation of Settlement with the Court to enforce the terms of the J&G Settlement Agreement including, but not limited to, the dismissal of Counts I and II of the Second Amended Complaint against Jenkens & Gilchrist and Mr. Schwimmer with prejudice.

On January 24, 2013, each of the remaining defendants served their amended affirmative defenses to the Second Amended Complaint. On February 11, 2013, the Company served its reply to such amended affirmative defenses.

The Company and the defendants in the Circuit Court proceedings are continuing to engage in written discovery, oral depositions and motion practice.

On November 26, 2013, the Court entered a Case Management Order.  Pursuant to the Order, all pretrial motions and other litigation activities are to be concluded by the end of 2014.  The Court ordered mediation is to occur no later than September 30, 2014.  The Court has not yet set a trial date for 2015.

Other

In addition to the matters noted above, from time to time, the Company is subject to legal proceedings, asserted claims and investigations in the ordinary course of business, including commercial claims, employment and other matters, which management considers immaterial, individually and in the aggregate. The Company makes a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Litigation is inherently unpredictable and costly. While the Company believes that it has valid defenses with respect to the legal matters pending against it, protracted litigation and/or an unfavorable resolution of one or more of such proceedings, claims or investigations against the Company could have a material adverse effect on the Company’s consolidated financial position, cash flows or results of operations.
21

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5:	Commitments and Contingencies (Continued)

Litigation, Claims and Assessments (Continued)

Resolved Actions

Mark A. Emalfarb Arbitration

On September 25, 2007, Mark A. Emalfarb commenced an arbitration proceeding (the “Emalfarb Arbitration”) against the Company before the American Arbitration Association seeking monetary damages resulting from his termination for cause pursuant to his employment agreement dated as of April 1, 2001 (as amended, the “Employment Agreement”). This arbitration action asserts, among other things, that “cause” as defined in the Employment Agreement, did not exist and that his reputation had been damaged by the Company. On October 22, 2007, the Company filed an answering statement and motion to dismiss the arbitration. On April 1, 2008, Mr. Emalfarb responded to Dyadic’s answering statement and motion to dismiss and filed a Supplemental Demand for Arbitration against Dyadic asserting various counts and demanding full recompense from the Company for damages relating to such termination. The Company’s primary and excess insurance carriers denied coverage for the Emalfarb Arbitration based on their interpretation of exclusions and assertion of other coverage defenses contained in the Company’s insurance policies.  In consideration for the contribution by the insurance carriers to the resolution of a stockholder class action litigation against the Company, which was resolved on July 27, 2010, all pending claims with such insurance carriers with respect to the Emalfarb Arbitration were released.

On October 22, 2013, in consideration for the dismissal of the arbitration proceedings, the Company agreed to reimburse Mr. Emalfarb approximately $313,000 for past expenses incurred. Such amount is included in other expense in the consolidated statement of operations for the year ended December 31, 2013. In addition to this reimbursement, Mr. Emalfarb will be entitled to receive a percentage of the net proceeds, if any, received by the Company related to the professional liability lawsuit against the Company’s former outside legal counsel discussed above.

Note 6:	Capital Structure

Since 2001, the Company has raised approximately $81 million in equity capital including, but not limited to, the following transactions:

Issuances of Common Stock

The Company issued 1,288,750 shares of its common stock during the year ended December 31, 2013 for stock options exercised at prices ranging from $0.15 to $1.21 per share.  Cash received from stock option exercises during the year ended December 31, 2013 was approximately $61,400.  The Company issued 207,500 shares of its common stock during the year ended December 31, 2012 for stock options exercised at prices ranging from $0.15 to $0.23 per share. Cash received from stock option exercises during the year ended December 31, 2012 was approximately $37,000, net of $3,750 for common shares that were exercised but not issued as of December 31, 2011 (Note 7).

During the year ended December 31, 2013, warrants to purchase 995,750 shares of common stock were exercised at exercise prices ranging from $0.15 to $0.16 per share. Cash received from stock warrants exercises during the year ended December 31, 2013 was approximately $159,000. At December 31, 2013, 12,500 shares of common stock from warrant exercises had not yet been issued.  There were no exercises of warrants during the year ended December 31, 2012 (Note 7).
22

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6:	Capital Structure

Issuances of Common Stock (Continued)

During the year ended December 31, 2013, the Company advanced certain employees and directors approximately $183,000 under the 2013 Employee Loan Program (the “Loan Program”), in connection with their exercise of stock options to purchase 906,250 shares of common stock. During the year ended December 31, 2013, the Company also advanced a member of management approximately $94,000 under the Loan Program in connection with his exercise of warrants to purchase 589,950 shares of common stock, which was repaid as of December 31, 2013. Amounts borrowed under the Loan Program bear interest at 3% per annum and are payable within 24 months from the date of the loan agreement. The loans are collateralized by the shares of common stock issued in connection with the exercise of the stock options and warrants. At December 31, 2013, outstanding advances to employees under the Loan Program were approximately $183,000 and are included in stock subscriptions receivable in the December 31, 2013 consolidated balance sheet.

Conversion of Convertible Subordinated Debt

A third party debt holder converted a portion of its 2010 Notes during the year ended December  31, 2013 into an aggregate of 100,000 shares of common stock at a conversion price of $1.82 (Note 4).

Note 7:	Share-Based Compensation

Warrants

At December 31, 2013, there were no shares of common stock reserved for the issuance of warrants.  At December 31, 2012, approximately 1,045,750 shares of common stock were reserved for issuance under outstanding warrants.

All of the warrants were fully vested and were exercised prior to, or expired on, May 29, 2013. Information concerning the Company’s warrant activity is as follows:

	2013		2012
	Warrants	Weighted- Average Exercise Price	Warrants	Weighted- Average Exercise Price
Outstanding at the beginning of the year	1,045,750	$0.15	1,045,750	$0.15
Retired	(50,000)	$0.15	-	-
Exercised	(995,750)	$0.15	-	-
Outstanding at the end of the Year	-		1,045,750	$0.15

23

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7:	Share-Based Compensation (Continued)

Repricing of Specified Warrants

On November 12, 2008, the Board approved the resetting of the exercise prices of certain warrants issued prior to November 12, 2008, that were not exercised as of such date, to the Company’s officers, directors, advisors or consultants or any other person who was then employed by or serving the Company or its subsidiaries, or as otherwise specified by the Company. The reset exercise price was based upon a specific formula which resulted in a reset price of $0.15 per share or $0.16 per share with respect to the warrants previously granted to the MAE Trust.

Description of Equity Plans

The Company maintains the Dyadic International, Inc. 2006 Stock Option Plan, as amended (the “2006 Stock Option Plan”) and the Dyadic International, Inc. 2011 Equity Incentive Award Plan (the “2011 Equity Incentive Plan”) (the 2006 Stock Option Plan and the 2011 Equity Incentive Plan are hereinafter collectively referred to as the “Equity Compensation Plans”).  All options granted under the Equity Compensation Plans are service-based and typically vest over a four year period.

2006 Stock Option Plan

The 2006 Stock Option Plan was adopted by the Company in April 2006 and amended in December, 2009. The purpose of the 2006 Stock Option Plan is to retain and attract key management, employees, non-employee directors and consultants by providing those persons with a proprietary interest in the Company.  The Compensation Committee of the Board administers the 2006 Stock Option Plan and may grant incentive stock options or nonqualified stock options that do not comply with Section 422 of the Internal Revenue Code. Under the 2006 Option Plan, 4,700,000 shares of common stock have been reserved for issuance.

As of December 31, 2013, there were 2,019,125 stock options outstanding and 851,878 available for grant under the 2006 Stock Option Plan. As of December 31, 2012, there were 3,571,375 stock options outstanding and 745,845 available for grant under the 2006 Stock Option Plan. The term of the stock options outstanding under the 2006 Option Plan is no more than ten years. All outstanding stock option awards granted under the 2006 Stock Option Plan will continue to be subject to the terms and conditions set forth in the agreements evidencing such stock option awards and the 2006 Stock Option Plan and shall be unaffected by the approval of the 2011 Equity Incentive Plan by the Company’s stockholders.

2011 Equity Incentive Plan

The 2011 Equity Incentive Plan was adopted by the Company’s Board on April 28, 2011, and approved by the Company’s stockholders on June 15, 2011. The principal purpose of the 2011 Equity Incentive Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2011 Equity Incentive Plan is also designed to permit the Company to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended.
24

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7:	Share-Based Compensation (continued)

Description of Equity Plans (continued)

Under the 2011 Equity Incentive Plan, 3,000,000 shares of the Company’s common stock have been initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, stock payment awards and performance awards and other stock-based awards, in addition to the number of shares remaining available for future awards under the 2006 Stock Option Plan. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2011 Equity Incentive Plan will be increased by (i) any shares available for issuance under the 2006 Stock Option Plan or are subject to awards under the 2006 Stock Option Plan that are forfeited or lapse unexercised and which following the effective date of the 2011 Equity Incentive Plan are not issued under the 2006 Stock Option Plan and (ii) an annual increase on the first day of each fiscal year beginning in 2012 and ending in 2021, equal to either 1,500,000 shares or such smaller number of shares of stock as determined by our Board of Directors.

As of December 31, 2013, there were 1,290,000 stock options outstanding under the 2011 Equity Incentive Plan and 1,685,000 stock options were available for grant under the 2011 Equity Incentive Plan.  As of December 31, 2012, there were 919,000 stock options outstanding under the 2011 Equity Incentive Plan and 2,081,000 stock options were available for grant.   The term of any stock option awards under the 2011 Equity Incentive Plan is no more than ten years.

Valuation of Stock Options

Share-based compensation related to stock options is determined using the single option approach under the Black-Scholes valuation model. The fair value of options is amortized to expense over the vesting periods of the underlying options, generally four or five years.

The fair value of stock option awards for the years ended December 31, 2013 and 2012 was estimated on the date of grant using the assumptions in the following table. The expected volatility in this model is based on the historical volatility of the Company’s stock. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time awards are granted, based on maturities which approximate the expected life of the stock options. The expected life of the stock options granted is estimated using the historical exercise behavior of employees. The expected dividend rate takes into account the absence of any historical payments and the Board’s intention to retain all earnings, if any, for future operations and expansion.

Assumptions used in the Black-Scholes valuation model for stock options granted were as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Average Risk-Free Interest Rate	1.61-1.88%	2.03%
Dividend Yield	0.00%	0.00%
Average Volatility Factor	81.35-84.36%	268.89 – 306.58%
Average Option Life	6.5 years	5 – 6.5 years

25

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7:	Share-Based Compensation (Continued)

Repricing of Specified Stock Options

On November 12, 2008, the Board approved the resetting of the exercise prices of certain stock options issued prior to November 12, 2008, that were not exercised as of such date, to the Company’s officers, directors, advisors or consultants or any other person who was then employed by or served the Company or its subsidiaries, or as otherwise specified by the Company. The reset exercise price was based upon a specific formula which resulted in a reset price of $0.15 per share, which estimated the fair market value of the Company’s common stock on the modification date, or $0.16 per share with respect to the stock options previously granted to the MAE Trust or the Company’s President and Chief Executive Officer, Mark A. Emalfarb.  The fair market value for such options, calculated using an average risk-free interest rate of 1.55% and an average volatility factor of 70.25%, was $0.11 per share.

Forfeiture Rate for Options

The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods on a cumulative basis in the period the estimated forfeiture rate changes for all share-based awards.

During the years ended December 31, 2013 and 2012, the Company terminated four and six employees, respectively.  A cumulative adjustment of approximately $205,000 and $168,000 was recorded as a reduction to non-cash share-based compensation expense in the Company’s consolidated results of operations for the years ended December 31, 2013 and 2012, respectively.

The Company considered its historical experience of stock option forfeitures as the basis to arrive at its estimated average stock option forfeiture rate of 5% per year for remaining stock options for the years ended December 31, 2013 and 2012 for all stock option awards.

Non-cash Share-based Compensation Expense

The Company recognized non-cash share-based compensation expense/recovery for its share-based awards of approximately $807,000 and $1,199,000 for the years ended December 31, 2013 and 2012, respectively. These charges had no impact on the Company’s reported cash flows.

Total non-cash share-based compensation expense was allocated among the following expense categories:

	Year Ended December 31,
	2013	2012
General and administrative	$608,000	$608,000
Research and development	67,000	330,000
Cost of goods sold	48,000	271,000
Sales and marketing	84,000	(10,000)
	$807,000	$1,199,000

26

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7:	Share-Based Compensation (Continued)

Equity Compensation Plans Awards Activity

Information with respect to the Company’s Equity Compensation Plans is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2011	3,880,250	$1.13
Granted	1,006,000	1.20
Exercised	(182,500)	0.23
Expired	-	-
Cancelled	(213,375)	1.38
Outstanding at December 31, 2012	4,490,375	0.98
Granted	536,000	1.80
Exercised	(1,288,750)	0.32
Expired	-	-
Cancelled	(428,500)	1.60
Outstanding at December 31, 2013	3,309,125	$1.67
Exercisable at December 31, 2013	1,670,792	$1.66

The weighted average grant date fair values of stock options granted during the years ended December 31, 2013 and 2012 were $1.32 and $1.05 per share, respectively.

Cash received from stock option exercises during the years ended December 31, 2013 and 2012 was approximately $61,000 and $37,000, respectively. The Company has a net operating loss carry forward as of December 31, 2013 and, therefore, no excess tax benefits for tax deductions related to the stock options were recognized.
27

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7:	Share-Based Compensation (Continued)

Equity Compensation Plans Awards Activity (Continued)

A further detail of the stock options outstanding as of December 31, 2013 is set forth as follows:

Range of Exercise Prices	Options Outstanding	Weighted- Average Remaining Life in Years	Weighted- Average Exercise Price Per Share	Options Exercisable
$0.15	98,500	3.5	$0.15	98,500
$0.23	180,625	5.2	$0.23	180,625
$1.20	5,000	8.6	$1.20	1,250
$1.21	654,000	8.2	$1.21	163,500
$1.33	100,000	3.2	$1.33	25,000
$1.61	1,000	9.8	$1.61	-
$1.67	25,000	9.3	$1.67	-
$1.71	10,000	9.8	$1.71	-
$1.75	100,000	9.2	$1.75	25,000
$1.80	50,000	7.8	$1.80	25,000
$1.83	400,000	9.3	$1.83	66,667
$1.88	75,000	6.0	$1.88	75,000
$1.93	739,000	7.2	$1.93	394,500
$2.08	346,000	6.2	$2.08	259,500
$2.12	150,000	2.2	$2.12	75,000
$2.28	300,000	1.2	$2.28	225,000
$2.73	75,000	6.4	$2.73	56,250
	3,309,125			1,670,792

Unrecognized Share-Based Compensation Expense

As of December 31, 2013, there was approximately $743,000 of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under the Equity Compensation Plans. This expense is expected to be recognized over a weighted-average period of 1.8 years as follows:

2014	$495,000
2015	190,000
2016	53,000
2017	5,000
$743,000

28

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7:	Share-Based Compensation (Continued)

Unrecognized Share-Based Compensation Expense (Continued)

On February 28, 2012, the Company granted to its employees, non-employee directors and consultants stock options to purchase an aggregate of 976,000 shares of the Company’s common stock at an exercise price of $1.21 per share which vest over four years and expire on February 27, 2022, except for a stock option to purchase 100,000 shares which was granted to an employee director at an exercise price of $1.33 which vest over four years and expire on February 27, 2017.  One stock option grant to purchase 50,000 shares of common stock at $1.21 per share was subsequently forfeited.  The fair market value of such stock options to employees, non-employee directors and consultants was $1.06 and to the employee director was $1.10, based on the Black-Scholes valuation model.  Assumptions used in the Black-Scholes valuation model for options granted were as follows:

Average Risk-Free Interest Rate	2.03%
Dividend Yield	0.00%
Average Volatility Factor	120.25%
Average Option Life	5 - 6.5 years

On March 4, 2013, the Company granted to its non-employee directors stock options to purchase a total of 100,000 shares of the Company’s common stock at an exercise price of $1.75 per share.  The stock options vest over four years and expire on March 3, 2023. The fair market value of such stock options was $1.52 per stock option based on the Black-Scholes valuation model.

Assumptions used in the Black-Scholes valuation model for options granted were as follows:

Average Risk-Free Interest Rate	1.88%
Dividend Yield	0.00%
Average Volatility Factor	116.622%
Average Option Life	6.5 years

On April 1, 2013, the Company granted to a new employee stock options to purchase 25,000 shares of the Company’s common stock at an exercise price of $1.67 per share.  The stock options vest over four years and expire on March 31, 2023. The fair market value of such stock options was $1.22 per stock option based on the Black-Scholes valuation model.

Assumptions used in the Black-Scholes valuation model for options granted were as follows:

Average Risk-Free Interest Rate	1.86%
Dividend Yield	0.00%
Average Volatility Factor	83.532%
Average Option Life	6.5 years

On May 1, 2013, the Company granted to a new employee stock options to purchase 400,000 shares of the Company’s common stock at an exercise price of $1.83 per share.  The stock options vest over four years and expire on April 30, 2023. The fair market value of such stock options was $1.34 per stock option based on the Black-Scholes valuation model.
29

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7:	Share-Based Compensation (Continued)

Unrecognized Share-Based Compensation Expense (Continued)

Assumptions used in the Black-Scholes valuation model for options granted were as follows:

Average Risk-Free Interest Rate	1.66%
Dividend Yield	0.00%
Average Volatility Factor	83.890%
Average Option Life	6.5 years

On October 21, 2013, the Company granted to a new employee stock options to purchase 1,000 shares of the Company’s common stock at an exercise price of $1.61 per share.  The stock options vest over four years and expire on October 20, 2023. The fair market value of such stock options was $1.15 per stock option based on the Black-Scholes valuation model.

Assumptions used in the Black-Scholes valuation model for options granted were as follows:

Average Risk-Free Interest Rate	2.63%
Dividend Yield	0.00%
Average Volatility Factor	81.41%
Average Option Life	6.5 years

On October 23, 2013, the Company granted to a new employee stock options to purchase 10,000 shares of the Company’s common stock at an exercise price of $1.71 per share.  The stock options vest over four years and expire on October 22, 2023. The fair market value of such stock options was $1.22 per stock option based on the Black-Scholes valuation model.

Assumptions used in the Black-Scholes valuation model for options granted were as follows:

Average Risk-Free Interest Rate	2.51%
Dividend Yield	0.00%
Average Volatility Factor	84.35%
Average Option Life	6.5 years

On May 6, 2013, the Company granted 69,000 Restricted Stock Units (“RSU’s”) to an officer pursuant to the Company’s 2011 Equity Incentive Award Plan.  The value of the award per share was $1.93.  The RSU’s vest in equal monthly amounts over a three year period.  During the year ended December 31, 2013, the Company recognized approximately $28,000 in non-cash share-based compensation expense related to these RSU’s.  The Company will recognize approximately $107,000 in additional non-cash share-based compensation expense related to the RSU’s over the remaining vesting period.

Note 8:	Employee Benefit Plan

On October 1, 2009, the Company instituted a 401(k) defined contribution plan (the “401(k) Plan”) under which participants may elect to defer up to 100% of their compensation up to a maximum amount determined annually pursuant to Internal Revenue Service regulations. Employee contributions may begin 90 days after the date of hire and are immediately vested.  The 401(k) Plan provides a safe harbor basic match contribution for all eligible employees who make salary deferrals. The match contribution is equal to 100% of the employee’s salary deferral up to 4% of such employee’s annual deferred compensation.  This match contribution is credited to the employee’s account plans and is 100% vested. A total of approximately $48,000 and $54,000 of match contribution expense was reported for the years ended December 31, 2013 and 2012, respectively.
30

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9:	Segment Data Information and Concentrations of Business Risk

Segment Information

Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and in assessing performance.  Utilizing these criteria, the Company has identified its reportable segments based on the geographical markets they serve, which is consistent with how the Company operates and reports internally.

The Company has two reportable segments: U.S. operations and The Netherlands operations. The U.S. reportable segment includes a subsidiary in Poland that is considered auxiliary to the U.S. operations.

The accounting policies for the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales as if the sales were to third parties, that is, at current market prices. The U.S. operating segment is a developer, manufacturer and distributor of enzyme products, proteins, peptides and other bio-molecules derived from genes and a collaborative licensor of enabling proprietary and patented technologies for the development and manufacturing of biological products and use in R&D.  The Netherlands operating segment is also a developer of enzyme products, proteins, peptides and other bio-molecules derived from genes and, to date, has mainly invested in R&D activities.
31

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9:	Segment Data Information and Concentrations of Business Risk (Continued)

Segment Information (Continued)

The following tables summarize the Company's segment and geographical information:

	Year Ended December 31, 2013
	U.S. Operating Segment	The Netherlands Operating Segment	Eliminations	Total
Total net revenues	$15,800,767	$2,724,482	$(1,390,508)	$17,134,741
Income from operations	535,755	20,747	-	556,502
Interest income	11,929	2,684	-	14,613
Interest expenses	(686,022)	-	-	(686,022)
Loss on settlement of litigation	(313,143)	-	-	(313,143)
Compensation expense on stock option grants	(710,897)	(95,660)	-	(806,557)
Capital expenditures	-	(312,145)	-	(312,145)
Depreciation and amortization	(80,866)	(172,637)	-	(253,503)
Total assets at December 31, 2013	10,379,077	(5,186,813)	9,748,053	14,940,317

	Year Ended December 31, 2012
	U.S. Operating Segment	The Netherlands Operating Segment	Eliminations	Total
Total net revenues	$13,319,547	$2,604,780	$(322,607)	$15,601,720
Income (loss) from operations	1,727,359	(139,021)	-	1,588,342
Interest income	1,648	3,597	-	5,245
Interest expenses	(701,090)	-	-	(701,090)
Gain on settlement of litigation	525,000	-	-	525,000
Compensation expense on stock option grants	(947,879)	(250,680)	-	(1,198,559)
Capital expenditures	-	(45,815)	-	(45,815)
Depreciation and amortization	(86,980)	(169,591)	-	(256,481)
Total assets at December 31, 2012	8,964,724	(5,682,990)	9,599,314	12,881,048

32

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9:	Segment Data Information and Concentrations of Business Risk (Continued)

Segment Information (Continued)

The United States represents 10% or more of the Company’s total revenues in each year presented. Revenues in the United States totaled $2,738,856 in 2013 and $7,565,464 in 2012. Both Germany and Belgium represented 10% or more of the Company’s total revenues in 2013 only.  Revenues during 2013 in Germany and Belgium totaled $6,397,184 and $1,760,570, respectively.

Concentrations

The Company's credit risks consist primarily of cash and cash equivalents and uncollateralized accounts receivables. The Company performs periodic credit evaluations of its customers' financial condition and provides allowances for doubtful accounts as required.

At times, the Company has cash and cash equivalents at financial institutions exceeding the Federal Depository Insurance Company (“FDIC”) insured limit.  The Company has not experienced any losses on these accounts.  At December 31, 2013 and 2012, amounts on deposit at financial institutions exceeded the FDIC insured limit by approximately $7,714,000 and $1,781,000, respectively.

For the year ended December 31, 2013, there were two customers that accounted for approximately 18% and 11%, respectively, of net product sales. For the year ended December 31, 2013, there were four customers that accounted for approximately 23%, 22%, 21% and 16%, respectively, of research and development revenue.

For the year ended December 31, 2012, there were two customers that accounted for approximately 14% and 11%, respectively, of net product sales.  For the year ended December 31, 2012, there were four customers that accounted for approximately 25%, 22%, 18% and 12%, respectively, of research and development revenue.

As of December 31, 2013, there were two customers that accounted for approximately 14% and 13%, respectively, of total accounts receivable.  As of December 31, 2012, there were three customers that accounted for approximately 14%, 11% and 10%, respectively, of total accounts receivable.

The Company conducts operations in The Netherlands through its foreign subsidiary (Note 1).  The net assets of the Company as of December 31, 2013 had a favorable foreign currency exchange difference of approximately 84,000 euros.

The Company does not own enzyme manufacturing facilities and relies on third party contract manufacturers to produce all of its enzymes.  The Company has and will continue to utilize third party manufacturers to fulfill its current and future production needs. In order to address future growth, the Company will require additional manufacturing capacity. There is no assurance that the Company will be able to maintain its current manufacturing capacity or be able to secure additional capacity on acceptable terms and conditions as and when needed by the Company.  Any interruption in or failure to secure such manufacturing capacity could have a material adverse effect on the Company’s results of operations.
33

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9:	Segment Data Information and Concentrations of Business Risk (Continued)

Concentrations (Continued)

For the years ended December 31, 2013 and 2012, there was one vendor that accounted for 10% or greater of purchases, which represented approximately 71% and 42%, respectively, of total purchases.  This vendor accounted for approximately 73% and 68% of total accounts payable balance as of December 31, 2013 and 2012, respectively.

Note 10:	Income Taxes

There was no current U.S. income tax provision recognized during the year ended December 31, 2013.  The Company’s current U.S. income tax provision for the year ended December 31, 2012 was $68,000.  The Company has incurred operating losses and has established a full valuation allowance. The Company's operations in The Netherlands are subject to income taxes in those jurisdictions. No provision for current foreign income taxes has been recognized for either of the years ended December 31, 2013 or 2012.

There was no provision or benefit for either U.S. or foreign deferred income taxes for the years ended December 31, 2013 and 2012.

The U.S. and foreign components of income (loss) from operations before income taxes consisted of the following for the years ended December 31:

	2013	2012
United States	$(428,050)	$1,371,231
Foreign	-	46,266
	$(428,050)	$1,417,497

The primary difference between the Company's income tax benefit computed at the U.S. statutory rate of 35% and the effective tax rates for the years ended December 31, 2013 and 2012 is the change in the valuation allowance in the respective periods that results from the Company fully offsetting the deferred income tax benefit of its net operating losses.

A reconciliation of the Company’s income tax provision (benefit) to amounts calculated at the federal statutory rate is as follows for the years ended December 31:

	2013	2012
Federal statutory tax rate	35.00%	35.00%
State income taxes, net of federal tax benefit	3.58	3.58
Nondeductible items, primarily incentive stock options	(72.42)	34.25
Increase (decrease) in deferred tax assets valuation allowance	33.84	(68.03)
Effective federal tax rate	-%	4.80%

34

DYADIC INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10:	Income Taxes (continued)

The significant components of the Company’s net deferred tax assets and liabilities consisted of the following as of December 31:

	2013	2012
Current tax assets and liabilities:
Allowance for doubtful accounts	$13,000	$160,000
Inventory reserves	83,000	113,000
Other items, net	138,000	60,000
Depreciation and amortization	(17,000)	(74,000)
	217,000	257,000
Non-current tax assets and liabilities:
Net operating loss and tax credit carryforwards	$23,650,000	$23,739,000
Valuation allowance	(23,867,000)	(23,996,000)
Net deferred tax assets	$-	$-

GAAP requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance of approximately $23,867,000 and $23,996,000 against its net deferred taxes is necessary as of December 31, 2013 and 2012, respectively.  The decrease in valuation allowance for the years ended December 31, 2013 and 2012 was approximately $129,000 and $1,600,000, respectively.

At December 31, 2013, the Company had approximately $61,301,000 of U.S. net operating loss carryforwards remaining, which will expire beginning in 2021. As a result of certain ownership changes, the Company may be subject to an annual limitation on the utilization of its U.S. net operating loss carryforwards pursuant to Section 382 of the Internal Revenue Code. A study to determine the effects of this change, if any, has not been undertaken.

Note 11:	Subsequent Events

The Company has evaluated these unaudited consolidated financial statements for subsequent events through March 12, 2014, the date of issuance of these unaudited consolidated financial statements. Except as disclosed in Notes 1 and 3, management is not aware of any events that have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.
35

Item 14.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There have been no changes in and/or disagreements with Mayer Hoffman McCann P.C., our independent registered public accountants, on accounting and financial disclosure matters.

Item 15.	Exhibits

Exhibits required by Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit

3.1†	Restated Certificate of Incorporation dated November 1, 2004

3.2†	Amended and Restated Bylaws dated June 25, 2014

4.1†	Specimen stock certificate evidencing shares of common stock.

10.1*†	Dyadic International, Inc. 2006 Stock Option Plan.

10.2*†	Dyadic International, Inc. 2011 Equity Incentive Plan.

10.3*†	Form of Restricted Stock Unit Agreement Pursuant to the Dyadic International, Inc. 2011 Equity Incentive Plan.

10.4*†	Employment Agreement, dated as of October 23, 2013, by and between Dyadic International, Inc. and Mark A. Emalfarb.

10.5*†	Employment Agreement, dated as of April 29, 2013, by and between Dyadic International, Inc. and Danai E. Brooks.

10.6*†	Employment Agreement, dated as of June 1, 2011, by and between Dyadic International, Inc. and Richard H. Jundzil.

10.7†	Form of Director and Officer Indemnification Agreement.

10.8†	Intracoastal Pointe Office Building Lease Agreement by and between Dyadic International, Inc. and Quentin Partners Co. dated as of December 30, 2010.

10.9†	Lease Agreement by and between Dyadic International, Inc. and 500 West Commerce Way LLC dated as of July 1, 2008.

10.10†
Lease Agreement by and between Dyadic International (USA), Inc. (f/k/a CPN International Ltd., Inc.) and Thomas & Howard Company dated as of November 18, 1997, as amended July 19, 2002, June 29, 2005, September 25, 2005, October 18, 2006, November 15, 2007, November 19, 2008 and December 17, 2009.

10.11	Lease of Office Accommodation by and among Dyadic Nederland B.V., Dyadic International, Inc. and BioPartner Center Wageningen B.V. dated as of June 8, 2007. (Translated from Dutch)

10.12	Second Addendum to Lease of Office Accommodation by and among Dyadic Nederland B.V., Dyadic International, Inc. and Kadans Biopartner B.V. dated as of January 31, 2012. (Translated from Dutch)

10.13**†	Research, Development and License Agreement by and among Dyadic International (USA), Inc., Dyadic Netherland B.V. and BASF SE dated as of May 6, 2013.

10.14**†	Amended and Restated License Agreement by and among Dyadic International (USA), Inc., Dyadic International, Inc. and Abengoa Bioenergy New Technologies, Inc. dated as of April 23, 2012.

10.15	Form of Convertible Subordinated Secured Promissory Note dated as of August 23, 2010.

10.16	Form of Convertible Subordinated Secured Promissory Note dated as of September 30, 2011.

10.17†
Amended and Restated Note by and among Dyadic International (USA), Inc., Dyadic International, Inc. and the Mark A. Emalfarb Trust dated as of November 14, 2008, as amended April 12, 2012 and September 24, 2013.

21.1†	Subsidiaries of the Registrant.

*	Identifies each management contract or compensatory plan or arrangement.
**	Confidential treatment requested.
†	Exhibit was previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on October 9, 2014.

Dyadic International, Inc.

By:	/s/ Mark A. Emalfarb
Mark A. Emalfarb
President and Chief Executive Officer

By:	/s/ Thomas L. Dubinski
Thomas L. Dubinski
Vice President and Chief Financial Officer

By:	/s/ Michael J. Faby
Michael J. Faby
Vice President of Finance